One company
One vision
One mind








Marketplace




KROGER




EQUITY
ONE

INC

2003
Annual Report

Our Mission

Equity One strives to be the dominant owner of supermarket-anchored shopping centers in its target markets. We will maintain a disciplined approach to acquisitions, dispositions and developments; pursue a conservative financial strategy; be responsive to strategic transactions that make sense for our stockholders; provide meaningful opportunities for our employees to grow and develop; and seek to maximize the overall return for our stockholders.



W. Benjamin Jones III



Guerline Prophete
Accounts Payable



James G. Levy
Asset Management



Mary Lorenc
Accounting



Theresa Stanush
Property Management



Development



Celius Jean
Maintenance



Tom Meredith
Leasing



Beatrice Greffin




EQUITY
ONE



Equity One participants in the March of Dimes Walk America
April 3, 2004


Publix

Sheridan Plaza

Financial Highlights



$543
$669
$730
$1,677
'00 '01 '02 '03
Assets
(in millions)
$46
$77
$99
$190
'00 '01 '02 '03
Rental Revenues
(in millions)
$19
$30
$45
$90
'00 '01 '02 '03
Funds from Operations(1)
(in millions)
$1.33
$1.31
$1.36
$1.46
'00 '01 '02 '03
Funds from Operations(1) per Diluted Share
$1.04
$1.06
$1.08
$1.10
'00 '01 '02 '03
Dividends per Share(2)

(in thousands except per share data)	2003	2002	2001[3]	2000[3]
Balance Sheet Data				
Total Assets	$1,677,386	$730,069	$668,536	$542,817
Net Real Estate Investments	1,617,299	678,431	627,687	483,699
Total Liabilities	834,162	375,969	386,400	317,392
Minority Interest in CEFUS[3]	–	–	–	33,887
Shareholders' Equity	830,552	350,231	278,267	187,663
Operating Data				
Total Rental Revenues	$ 189,976	$ 98,904	$ 77,404	$ 46,465
Net Income	63,647	39,934	18,721	12,555
Funds from Operations[1]	89,870	45,487	29,848	19,266
Cash Dividends[4]	70,677	35,773	18,622	13,236
Per Share Data[5]				
Net Income from Continuing Operations	$ 0.95	$ 0.82	$ 0.77	$ 0.82
Net Income	1.05	1.20	0.83	0.87
Funds from Operations[1]	1.46	1.36	1.31	1.33
Cash Dividends[4]	1.10	1.08	1.06	1.10

(1) We define Funds from Operations ("FFO") consistent with the NAREIT definition as net income before gains (losses) on the sale of real estate, extraordinary items and minority interest, plus real estate depreciation and amortization of capitalized leasing costs, adjusted to add back deferred income tax expense or subtract any deferred income tax credit attributable to the CEFUS Accounting Treatment (see note (3) below). We believe that FFO should be considered along with, but not as an alternative to net income as defined by accounting principles generally accepted in the United States of America ("GAAP") as a measure of our operating performance. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. For a reconciliation of FFO to our net income determined in accordance with generally accepted accounting principles, see page 31 in the attached Annual Report on Form 10-K. (2) 2000 dividend per share excludes a $0.06 special distribution in the fourth quarter. (3) The 2000 and 2001 results have been restated for the period August 18, 2000 through September 19, 2001 to account for the acquisition of 68.07% of the stock of First Capital Realty, the parent of Centrefund Realty (U.S.) Corporation ("CEFUS"), by Gazit-Globe (1982) Ltd., Equity One's majority stockholder, and reflect a 31.93% minority interest in CEFUS during that period ("CEFUS Accounting Treatment"). On September 20, 2001, Equity One acquired 100% of CEFUS from First Capital Realty, thereby acquiring the remaining 31.93% minority interest. (4) 2000 cash dividend includes a $0.06 per share special distribution in the fourth quarter. (5) Net Income from Continuing Operations, Net Income and Funds from Operations are per diluted share. Cash Dividends are per basic share.

Our strong relationships with national and regional tenants enhance our leasing and diversify our tenant base.



Oakbrook Square
Palm Beach Gardens, FL



Hamilton Ridge
Buford, GA

The Crossing
Slidell, LA




LOWE'S

Crossroads Square
Pembroke Pines, FL



Spring Shadows
Houston, TX


Office DEPOT
Office Supplies

Siegen Village
Baton Rouge, LA

Presidential Markets
Snellville, GA




Bally TOTAL FITNESS

Benchmark Crossing
Houston, TX



Hunters Creek Plaza
Orlando, FL

Equity One Property

Equity One Office

Corporate Headquarters

superior growth & diversification



Equity One, Inc. is a North Miami Beach, Florida-based real estate investment trust that acquires, renovates, develops and manages neighborhood shopping centers anchored by national and regional supermarket chains and other necessity-oriented retailers, such as drug stores or discount retail stores in 12 states in the southern United States.

Our 20.7 million square foot portfolio consists of 190 properties located primarily in metropolitan areas of the southern United States, encompassing 128 supermarket-anchored shopping centers, 10 drug store-anchored shopping centers, 45 other retail-anchored shopping centers, two commercial properties and five retail developments, as well as non-controlling interests in two unconsolidated joint ventures.

Our proven ability to close large, complex transactions positions us for additional opportunities and growth.



Lake St. Charles
Riverview, FL



Chaim Katzman
Chairman & Chief Executive Officer

Growing Stronger Together

Our experienced management team and diverse property portfolio drive our success.

I am pleased to report that 2003 was another year of excellent performance for our company. In 2003, we increased our rental revenues, net income from continuing operations, funds from operations (FFO), net income from continuing operations per diluted share and FFO per diluted share by 92.1%, 111.9%, 97.6%, 15.9%, and 7.4%, respectively, over the corresponding 2002 figures.

Our stockholders benefited from this performance, with an annualized total return through March 31, 2004 of 33.8% and 31.9% for the most recent one and three-year periods, respectively, 20.8% since our initial public offering in May 1998, and 35.2% for 2003 as a whole.

Our organizational and corporate accomplishments are equally impressive. During the past year, we successfully combined the operations of Equity One and IRT Property Company to form the largest publicly-traded REIT focused exclusively on neighborhood shopping centers anchored by supermarkets and other necessity-oriented anchor tenants in the fast-growing, southern United States. As a result of the merger, we have a more diversified tenant base, balanced lease rollovers, enhanced relationships with key national and



Prosperity Shopping Center
Palm Beach Gardens, FL


Publix FOOD & PHARMACY

Chastain Square
Atlanta, GA


CVS Plaza
Miami, FL


Village at Blanco
San Antonio, TX













regional tenants, and increased development and redevelopment opportunities. The theme of this year's report – "One Company, One Vision, One Mind" – captures the spirit of our successful combination, as well as the determination of our talented and dedicated employees who strive to deliver long-term value for our stockholders.

Our performance and results are driven, in part, by a combination of low interest rates, favorable credit conditions, low investor risk tolerance, a renewed emphasis on sustainable dividend income and the continued attractiveness of neighborhood shopping centers. We are mindful that a change in one or more of these parameters could temper our future prospects.

The Equity One Portfolio

We now own 190 properties comprising in excess of 20 million square feet of space, with over 70% of our gross leasable area dedicated to centers anchored by a supermarket. We believe that neighborhood centers anchored by the leading supermarket chain in an urban, infill location in high growth regions of the United States such as Florida, Texas and Georgia will outperform other property types. These markets are experiencing above average growth rates for population, employment and per capita retail sales, further solidifying the value of our properties.

In 2003, we increased our stabilized portfolio occupancy to 91.6%, realizing value from the vacancy we acquired in the IRT, CEFUS and UIRT transactions. Overall, we executed 284 lease renewals aggregating 674,889 square feet and increased our in-place rents by 3.1%. We improved the quality and productivity of our tenancy, increasing the average base rent per leased square foot in our stabilized portfolio to $9.40 from $9.13 following the IRT merger and lengthening the remaining term on our supermarket anchor leases to over eleven years.


8.6
8.5
19.9
20.7
Dec '01
Dec '02
Dec '03
Apr '04
Gross Leasable Area (in millions of square feet)


LA FITNESS

Shops at Skylake
North Miami Beach, FL



Bird Ludlum
Miami, FL

Acquisitions, Developments and Dispositions

In addition to the $763 million, 93-property IRT transaction, we also acquired 12 individual properties for an aggregate purchase price of $211 million. The individual acquisitions included several supermarket-anchored, power centers where the cross-selling among a leading supermarket operator; a range of clothing, home products, electronics or other specialty retailers; and an exciting mix of local tenants enables these "town center" properties to dominate their respective trade areas.

During 2003, we invested $29 million to advance or complete various development and redevelopment projects. We also sold eight properties for total proceeds of $33 million and generated gains on sale of over $3 million.

Toward the end of 2003, we expanded our development activities and now have over 25 projects underway with an overall investment budget of $107 million of which in excess of $75 million has already been spent. We are currently seeking to establish one or more strategic relationships with local shopping center developers to further expand our opportunities in select, target markets. These alliances will leverage our tenant relationships, regional platform and financial strength against the local expertise of our development partners.

All of these activities reinforce our emphasis on urban, neighborhood shopping centers featuring a leading supermarket operator and other necessity-oriented retailers.


$13
$19
$36
$71
'00
'01
'02
'03

Cash Dividends (in millions)


310G

Ken Choquette
Construction

A disciplined approach to acquisitions, developments and dispositons in our target markets.

Conservative Financial Strategy

We now have over 70 million shares outstanding and an equity market capitalization in excess of $1.3 billion dollars. In 2003, we raised over $155 million of new equity, excluding the shares issued



South Carolina 4%
Florida 45%
Other States 6%
North Carolina 6%
Louisiana 9%
Georgia 14%
Texas 16%

Gross Leasable Area (by location)

in connection with the IRT transaction. The increased daily trading volume in our common stock enhances the liquidity of your investment in our company.

Our $340 million unsecured credit facility provides funding for investment opportunities and day-to-day cash needs. We recently completed a $200 million sale of five-year senior, unsecured notes to take advantage of low interest rates and create additional availability under our credit facility.

Our financial ratios are as substantial as our operating results. Our debt to total market capitalization is below 40%, our floating rate debt represents only 9% of total assets, our EBITDA to interest coverage ratio is above 3.0 and our senior, unsecured debt is investment grade rated by Moody's Investors Service and Standard & Poor's Ratings Services.

Our Employees Drive Our Results

The success of the past few years is a direct testament to the tireless efforts of our employees and senior managers. The combination of Equity One and IRT Property Company has resulted in a management team and employee base second to none. The 231 employees of Equity One are well suited to meet the challenges and opportunities ahead.

Our Mission Statement

The clarity of our corporate objectives and strategy has never been more important than it is today. Having more than doubled the size of our company in the past two years, we will stick with what we do best – acquiring, developing, owning and managing shopping centers anchored by supermarkets and other necessity-oriented retailers in our core



James McCulla
Asset Management



Kevin Buth
Leasing



Ivan De Moya
Information Technology



Denise Levy
Accounts Payable



Debbie Rogers
Leasing



Robert E. Mitzel
Property Management





Left to right
Edward Morales, Mike Jones, Julio Castro
Maintenance



Grassland Crossing
Alpharetta, GA

markets. We will maintain a disciplined approach to acquisitions, dispositions and developments; pursue a conservative financial strategy; be responsive to strategic transactions that make sense for our stockholders; provide meaningful opportunities for our employees to grow and develop; and seek to maximize the overall return for our stockholders.

The acquisition, development, owning and managing of real estate has undergone a secular change over the past few years. The evolution of publicly traded real estate companies, such as Equity One, which own hundreds of properties and interact with thousands of tenants, presents an ongoing opportunity to transform a collection of assets into a business. We are committed to realizing incremental revenue streams from our business whether they arise from more efficient purchasing of goods and services, cross selling to our tenants and other smaller real estate operators or driving down our operational costs via increased economies of scale. All of these measures will enhance our bottom line in the years to come.

We look forward to 2004 and beyond with great anticipation. We have a strong market position, are financially sound and well-positioned for future growth and have the best employees and management team with which to execute our strategic objectives. We appreciate your support and look forward to continued success in the years to come.

Chaim Katzman
Chairman and
Chief Executive Officer

April 9, 2004

Ringing the opening bell at the
New York Stock Exchange
February 18, 2003


NYSE


Harris Teeter

Willowdaile
Durham, NC

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number 001-13499

EQUITY ONE, INC.

(Exact name of Registrant as specified in its charter)

Maryland	**52-1794271**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1696 N.E. Miami Gardens Drive, North Miami Beach, FL	**33179**
(Address of principal executive office)	(Zip code)

Registrant's telephone number, including area code: **(305) 947-1664**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value	**New York Stock Exchange**
(Title of each class)	(Name of exchange on which registered)

None

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

As of June 30, 2003, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was $487,721,026.80 based upon the last reported sale price of $16.40 per share on the New York Stock Exchange on such date.

As of March 1, 2004, the number of outstanding shares of Common Stock par value $.01 per share of the Registrant was 69,798,651.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the Registrant's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

EQUITY ONE, INC.

TABLE OF CONTENTS

		Page
	Part I	
Item 1.	Business	2
Item 2.	Properties	13
Item 3.	Legal Proceedings	27
Item 4.	Submission of Matters to a Vote of Security Holders	28
	Part II	
Item 5.	Market For Registrant's Common Equity, Related Stockholder Matters and Purchase of Equity Securities	28
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	50
Item 8.	Financial Statements and Supplementary Data	51
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	52
Item 9A.	Controls and Procedures	52
	Part III	
Item 10.	Directors and Executive Officers of the Registrant	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions	52
Item 14.	Principal Accountant Fees and Services	53
	Part IV	
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	53
	Signatures	57

FORWARD-LOOKING INFORMATION

Certain matters discussed in this Form 10-K and the information incorporated by reference herein contain "forward-looking statements" for purposes on Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and are not guarantees of future performance.

All statements other than statements of historical facts are forward-looking statements, and can be identified by the use of forward-looking terminology such as "may," "will," "might," "would," "expect," "anticipate," "estimate," "would," "could," "should," "believe," "intend," "project," "forecast," "target," "plan," or "continue" or the negative of these words or other variations or comparable terminology, are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on those statements, which speak only as of the date of this report.

Among the factors that could cause actual results to differ materially are:

- general economic conditions, and the effect of these conditions on rental rates in the markets where our shopping centers are located;
- risks that tenants will not remain in occupancy or pay rent;
- management's ability to successfully combine and integrate the properties and operations of separate companies that we have acquired in the past or may acquire in the future;
- interest rate levels and the availability of financing;
- potential environmental liability and other risks associated with the ownership, development and acquisition of shopping center properties;
- greater than anticipated construction or operating costs;
- inflationary and other general economic trends;
- the effects of hurricanes and other natural disasters; and
- other risks detailed from time to time in the reports filed by us with the Securities and Exchange Commission.

Except for ongoing obligations to disclose material information as required by the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

General

We are a real estate investment trust, or REIT, that principally acquires, renovates, develops and manages community and neighborhood shopping centers located predominately in high growth markets in the southern United States. Our shopping centers are primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores.

Our property portfolio, as of December 31, 2003, consisted of 185 properties, comprising 123 supermarket-anchored shopping centers, 11 drug store-anchored shopping centers, 44 other retail-anchored shopping centers, one self-storage facility, one industrial and five retail developments, as well as non-controlling interests in 2 unconsolidated joint ventures that own and operate commercial properties. These properties are located in 12 states in the southern United States and contain an aggregate of 19.9 million square feet of gross leasable area, or GLA. Our portfolio includes shopping centers anchored by national and regional supermarkets such as Albertsons, Food Lion, H.E.B., Kash N' Karry, Kroger, Publix, Randall's and Winn-Dixie and other national retailers such as Bed Bath & Beyond, Best Buy, Blockbuster, Eckerd, Home Depot Design Expo, Kmart, Lowe's, Walgreens, and Wal-Mart.

We were established as a Maryland corporation in 1992, completed our initial public offering in May 1998, and have elected to be taxed as a REIT since 1995. We maintain our principal executive and management office at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179 in the Shops at Skylake.

In this annual report, unless stated otherwise or unless the content requires otherwise, references to "we," "us" or "our" mean Equity One, Inc. and our consolidated subsidiaries.

Recent Developments and 2003 Overview

IRT Merger

On February 12, 2003, we completed our acquisition of IRT Property Company by statutory merger. As a result of the merger, we acquired 93 properties comprising approximately 10 million square feet of gross leasable area. See "Item 2. – Properties" for a description of the portfolio.

In connection with the merger, we paid aggregate cash consideration of approximately $189.4 million, issued approximately 17.5 million shares of our common stock valued at approximately $231.7 million and assumed approximately $341.9 million of mortgages, unsecured indebtedness and other liabilities, including $150 million of IRT's senior unsecured notes. Upon completion of the merger, the investment grade ratings of the senior unsecured notes were confirmed by Moody's and Standard & Poor's at Baa3 and BBB-, respectively.

Revolving Credit Facility. On February 7, 2003, we entered into a $340 million unsecured revolving credit facility with Wells Fargo and 14 other lenders which has been used in part to fund a portion of the costs of the merger, to prepay certain indebtedness and acquire additional properties. As of December 31, 2003, we had outstanding $162.0 million under the facility.

Equity Private Placement. Contemporaneously with the completion of the IRT merger, we completed a private placement of 6,911,000 shares of our common stock to a limited number of existing, affiliated investors at a price of $13.50 per share. The proceeds from the private placement were used, along with advances under the Wells Fargo facility, to fund a portion of the costs of the merger and to prepay certain indebtedness.

Public Issuance of Equity. In May 2003, we completed the sale of 3.0 million shares of our common stock at a price of $16.22 per share in an underwritten public offering. The net proceeds of $48.7 million from the offering were used for general corporate purposes, including the repayment of debt and ongoing development activities.

In September 2003, we completed the sale of 3.0 million shares of our common stock at a price of $17.05 per share in an underwritten public offering. The net proceeds of $51.2 million from the offering were used for general corporate purposes, including the repayment of debt, ongoing development activities and the acquisition of additional shopping centers.

Acquisitions. We intend to focus on retail properties and development projects that generate stable cash flows and present opportunities for value appreciation. During 2003, we acquired 12 properties for an aggregate consideration of approximately $211.0 million encompassing approximately 1.5 million square feet of gross leasable area. These properties consisted of 10 supermarket anchored shopping centers, one outparcel, and one parcel of land held for future development.

Dispositions. Generally, we hold our properties for investment and the production of rental income until they no longer meet our investment criteria. During 2003, we sold 6 properties, a property held by a joint venture and a joint venture interest, for aggregate consideration of approximately $33.3 million encompassing approximately 335,000 square feet of gross leasable area.

Developments and Redevelopments. As of December 31, 2003, we had over 25 development and redevelopment projects underway or in the planning stage totaling approximately $74.7 million of asset value and requiring approximately $32.5 million to complete based on current plans and estimates. These include:

- The reconfiguration of a portion of Oakbrook Square in Palm Beach Gardens, Florida to accommodate a new Homegoods store, a new out-parcel and a recently opened Stein Mart store;
- The complete redevelopment of Crossroads Square (formerly known as University Mall) in Pembroke Pines, Florida, incorporating a new Lowe's home improvement store, a new Eckerd drug store and the refurbishing of the remainder of the center;
- The construction of a new 46,000 square foot L.A. Fitness Sports Club as part of a 120,000 square foot addition to our Shops at Skylake in North Miami Beach, Florida;
- The development of a new 25,000 square foot CVS drug store-anchored center across the street from our recently completed Plaza Alegre shopping center development in Miami, Florida;
- The redevelopment of Salerno Village in Stuart, Florida to accommodate a new and expanded Winn Dixie supermarket;
- The development of two supermarket-anchored shopping centers, one in Homestead, Florida and the other in McDonough, Georgia, both on parcels we currently own and control;
- The reconfiguration of the former Gerland space at Copperfield shopping center in Houston, Texas into multi-tenant space;
- The reconfiguration of a portion of Ambassador Row Courtyards in Lafayette, Louisiana; and
- The redevelopment of a portion of Gulf Gate Plaza in Naples, Florida.

All of these developments and redevelopments are scheduled for completion between early 2004 and the end of 2005.

Business and Growth Strategies

Our business strategy has been and will continue to be to maximize long-term shareholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. To that end, we now own and manage a portfolio of 185 properties including 178 supermarket and necessity-oriented retailer anchored centers. In order to achieve our objectives in the future, we intend to:

- maximize the value of our existing shopping centers by leasing and re-leasing those properties at higher rental rates to credit worthy tenants, by renovating and redeveloping those properties to make them more attractive to such tenants;
- acquire and develop additional neighborhood and community shopping centers in high growth, high density metropolitan areas that are primarily anchored by supermarkets or other necessity-oriented retailers;
- sell or dispose of properties that do not meet our investment criteria, asset type or geographic focus; and
- capitalize on our substantial asset base to effectively access capital to fund our growth.

Enhancing Portfolio Performance. We seek to maximize the value of our existing shopping centers by leasing and re-leasing those properties at higher rental rates to creditworthy tenants. These efforts improve the financial performance of our shopping center portfolio. We believe that we have developed strong, mutually beneficial relationships with credit worthy tenants, particularly our anchor tenants, by consistently meeting or exceeding their expectations and demands. Over the years, this strategy has allowed us to leverage our relationship with existing tenants to lease and re-lease our properties and therefore maintain or improve the financial performance of our existing properties or properties we acquire. Moreover, we are in the process of renovating or redeveloping a number of under-performing assets in order to make them more attractive for leasing or re-leasing to creditworthy tenants.

Acquisition and Development of Shopping Centers. We intend to acquire additional neighborhood and community shopping centers through individual property acquisitions, development of new properties, property portfolio purchases and acquisitions of other REITs and real estate companies, both privately-held and publicly-traded.

We select properties for acquisition or development which have or are suitable for supermarket or other anchor tenants that offer daily necessities and value-oriented merchandise. The properties must be well-located, typically in high growth, high-density metropolitan areas, and have high visibility, open air designs, ease of entry and exit and ample parking. Although we focus primarily on well-performing, supermarket-anchored properties with strong cash flows, we also acquire under-performing assets, which are adaptable over time for expansion, renovation or redevelopment. When evaluating potential acquisitions, whether well-performing or under-performing, and development projects, we consider factors such as:

- the location, construction quality, design and visibility of the property;
- economic, demographic, regulatory and zoning conditions in the property's local and regional market;
- the tenants' gross sales per square foot measured against industry standards, and the rent payable by the tenants;
- competition from comparable retail properties in the market area and the possibility of future competition;
- the current and projected cash flow of the property and the potential to increase that cash flow;
- the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover;
- the supply and demand by tenants for properties of a similar type in the market area;
- the potential to complete a strategic renovation, expansion or re-tenanting of the property;

- the property's current expense structure and the potential to increase operating margins; and

- the potential for capital appreciation of the property.

When evaluating expansion, renovation and development possibilities, we usually do not initiate construction until we have secured commitments from anchor tenants. In addition, when evaluating acquisitions of portfolios of properties, REITs or other real estate businesses, we review the component properties against the criteria described above, as well as opportunities for synergies and cost savings on a combined basis, the degree of geographic fit with our existing markets and the extent of non-core assets included in the acquisition. For instance, in February of 2003, we acquired 93 properties, representing 10 million square feet of gross leasable area, in a statutory merger with IRT Property Company. For more information on these acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

We currently are focused on properties located in the southern region of the United States. In addition, in making new real estate investments, we intend to continue to place primary emphasis on obtaining 100% equity interests in well-located, income-producing properties with attractive yields and potential for increases in income and capital appreciation.

Selling Certain Assets. Generally, we hold our properties for investment and for the production of rental income. Over time, when our assets no longer meet our investment criteria, or when sales provide the opportunity for significant gains, we may attempt to sell or otherwise dispose of those assets.

Using our Capital to Expand Our Business. We intend to further grow and expand our business by using cash flows from operations, by drawing on our existing credit facilities, or if appropriate market conditions exist, by accessing the capital markets to issue equity, debt or a combination thereof. In addition, as we have in the past, we intend to utilize tax-advantaged structures to acquire properties from sellers who wish to defer capital gains. Such structures may include entering into a joint venture or other type of co-ownership with a seller, whether in the form of a limited partnership or limited liability company, in which we would acquire a controlling interest. We may offer the seller an interest in the venture that is convertible or exchangeable for shares of our common stock or otherwise allow the seller to have an equity interest in our company.

Competitive Strengths

We believe that we distinguish ourselves from other owners and operators of community and neighborhood shopping centers in a number of ways, including:

- *Shopping Centers Anchored by Supermarkets or Necessity-Oriented Retailers.* For the year ended December 31, 2003, shopping centers anchored by supermarkets or other necessity retailers such as drug stores or discount retail stores accounted for over 98% of our total annualized minimum rent. We believe that supermarkets and other necessity-oriented retailers are more resistant to economic downturns by the nature of their business and generate frequent consumer traffic through our shopping centers. This traffic enhances the quality, appeal and longevity of our shopping centers and benefits our other tenants.

- *Attractive Locations in High-Growth Areas.* Our portfolio of properties is concentrated in high-density areas that are experiencing high population growth such as Florida, Texas, Georgia, Louisiana, North Carolina and South Carolina. As of December 31, 2003, these states constitute 45.9%, 15.9%, 15.1%, 9.9%, 5.8% and 2.2% of our retail properties' gross leasable area, respectively. The strong demographics of these and our other markets provide our properties with a growing supply of shoppers and increased demand for the goods and services of our tenants.

- *Diverse Tenant Base.* As of December 31, 2003, no single tenant represented more than 10.0% of our annualized minimum rent and only Publix, at 8.8%, represented more than 5.0% of such rent. As of December 31, 2003, we had over 3,200 leases with tenants, including national and regional supermarket chains, drug stores, discount retail stores, other nationally or regionally known stores, a variety of other regional and local retailers and a number of local service providers such as doctors, dentists, hair salons, restaurants and others. We believe that this diversity of tenants enables us to generate more stable cash flows over time and limits our exposure to the financial conditions of any particular tenant.

- *Seasoned Management Team.* Our senior executives and managers average more than 20 years of experience in the acquisition, management, leasing, finance, development and construction of real estate or retail properties. In particular, we believe that our in-depth market knowledge and the long-term tenant relationships developed by our senior management team provide us with a key competitive advantage.

- *Property Acquisition Strengths.* We believe we have certain competitive advantages which enhance our ability to capitalize on acquisition opportunities, including our long standing relationships with bankers, brokers, tenants and institutional and other real estate owners in our current target markets; our access to capital; our ability to offer cash and tax advantaged structures to sellers; and our demonstrated ability to conduct a rapid, efficient and effective due diligence investigation of the property, portfolio or company.

- *Strong Relationship with Tenants.* We believe we have cultivated strong relationships with supermarket and other anchor tenants, which, in combination with our in-depth knowledge of our primary markets, have contributed substantially to our success in identifying, acquiring and operating our properties.

Financing Strategy

Our financing strategy is to maintain a strong and flexible financial position by limiting our debt to a prudent level and minimizing our variable interest rate exposure. We intend to finance future growth with the most advantageous source of capital available to us at the time of an acquisition. These sources may include selling common stock, preferred stock, debt securities, depository shares or warrants through public offerings or private placements, utilizing availability under our $340 million unsecured revolving credit facility or incurring additional indebtedness through secured or unsecured borrowings either at the parent level or through mortgages with recourse limited to specific properties.

Risk Factors

You should carefully consider the risks described below. The trading price of any of our securities could decline due to any of these risks.

We are dependent upon certain key tenants and adverse developments in the business of these tenants could have a negative impact on our financial condition.

We own shopping centers which are supported by "anchor" tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to our centers. For instance, Publix is our largest tenant and accounts for approximately 2.0 million square feet, or 10.3%, of our gross leasable area.

At any time, an anchor tenant or other tenant may experience a downturn in its business that may weaken its financial condition. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. We are subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays or failures to make rental payments when due could result in the termination of the tenant's lease and material losses to our business and harm to our operating results. For example, in January 2002, Kmart Corporation, an anchor tenant at ten of our shopping centers, filed for bankruptcy protection and closed stores and terminated leases at four of our centers. If Kmart elects to close some or all of the remaining six stores in our centers and terminate the associated leases, it would adversely affect our operating results, including funds from operations.

In addition to the loss of rental payments, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center whose leases permit cancellation or rent reduction if an anchor tenant's lease is terminated. Vacated anchor tenant space also tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant's power to draw customers to the center. We cannot provide any assurance that we will be able to quickly re-lease vacant space on favorable terms, if at all. Any of these developments could adversely affect our financial condition or results of operations.

Our growth may be impeded if we are not successful in identifying suitable acquisitions that meet our investment criteria.

Our business strategy is to make future acquisitions of or investments in additional real estate assets or other real estate companies. Integral to this strategy will be our ability to expand in the future by identifying suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate assets or other businesses that meet our acquisition criteria or completing acquisitions or investments on satisfactory terms. Failures in identifying or completing acquisitions could reduce the number of acquisitions we are able to make and may slow our growth, which could in turn harm our future stock price.

Future acquisitions of real estate assets or other real estate companies may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our acquisition strategy and our market selection process may not ultimately be successful and may not provide positive returns on our investment. If we acquire a business, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business and train, retain and motivate any key personnel from the acquired business. In addition, acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

We will face increasing competition for the acquisition of real estate assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of community and neighborhood shopping centers, including institutional pension funds, other REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate assets or other real estate companies we seek to acquire, or may succeed in acquiring those companies or assets themselves. In addition, potential acquisition targets may find competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Such competition may reduce the number of suitable properties and increase the bargaining position of the owners of those properties. This will result in increased demand for these assets, and, therefore, increased prices paid for them. If we must pay higher prices for properties, our profitability will be reduced, and our stockholders may experience a lower return on their investment.

Geographic concentration of our properties will make our business vulnerable to economic downturns in Florida.

Approximately 45.9% of our gross leasable area is located in Florida. As a result, economic and real estate conditions in Florida will significantly affect our revenues and the value of our properties. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in Florida. Any resulting oversupply or reduced demand for retail properties in Florida would adversely affect our operating performances and limit our ability to make distributions to stockholders.

We may be subjected to liability for environmental contamination which might have a material adverse impact on our financial condition and results of operations.

As an owner and operator of real estate and real estate-related facilities, we may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from our properties, as well as for governmental fines and damages for injuries to persons and property. We may be liable without regard to whether we knew of, or were responsible for, the environmental contamination and with respect to properties previously owned by companies we have acquired, whether the contamination occurred before or after the acquisition. We have several properties in our portfolio that will require or are currently undergoing varying levels of environmental remediation. We do not currently maintain an umbrella environmental insurance policy covering all of our properties, and, therefore, any liability, fine or damage will directly impact our financial results.

Our investments in development and redevelopment projects may not yield anticipated returns, which would harm our operating results and reduce the amount of funds available for distributions to stockholders.

An important component of our growth strategy is the redevelopment of properties within our portfolio. In addition, we intend to develop new shopping centers at other locations and pursue other development and redevelopment activities as opportunities arise. However, we may not be able to do so successfully. Expansion, renovation and development projects generally require expenditures of capital, as well as various governmental and other approvals, which we may not be able to obtain, or may only obtain after delay and at substantial costs.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction only after securing commitments from anchor tenants, we will nevertheless be subject to risks that construction costs of a property, due to factors such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, may exceed original estimates, possibly making the associated investment uneconomical. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results. In addition, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable, or development, construction and lease-up activities may not be completed on schedule, resulting in decreased operating income.

We may experience difficulties and additional costs associated with renting unleased space and space to be vacated in future years.

We plan to improve the performance of several properties by re-leasing vacated space. However, our ability to rent unleased or vacated space in these or other properties will be affected by many factors, including the property's location, current market conditions and covenants found in certain leases restricting the use of other space at a property. For instance, in some cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants to sell that merchandise or provide those services. When re-leasing space after a vacancy, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to lease or to re-lease on satisfactory terms could harm our operating results.

In addition, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements.

We have substantial debt obligations which may reduce our operating performance and put us at a competitive disadvantage.

We have outstanding debt and other liabilities in the aggregate amount of approximately $810 million. Our loan facilities require scheduled principal and balloon payments. In addition, we may incur additional indebtedness in the future. As a result, we are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, the risk that interest rates may increase on variable-rate debt and the risk that indebtedness on our properties cannot be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness.

If our internally generated cash is adequate to repay only a portion of our indebtedness prior to maturity, then we will be required to repay debt through refinancing or equity offerings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties upon disadvantageous terms, which might result in losses and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase, without a corresponding increase in our rental rates, which would adversely affect our results of operations. Further, if one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, or if we are in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements under the Internal Revenue Code.

Changes in interest rates could adversely affect the market price of our securities.

The market price of our common stock is affected by the annual distribution rate on the shares of our common stock. Increasing market interest rates may lead prospective purchasers of our common stock and other securities to seek alternative investments that offer a higher annual yield which would likely adversely affect the market price of our common stock and other securities. In addition, we have several variable rate loans, including our $340 million revolving credit facility with Wells Fargo. As interest rates rise, more of our funds from operations will be required to service that debt. Finally, increases in interest rates may have the effect of depressing the market value of retail properties such as ours, including the value of those properties securing our indebtedness.

Our financial covenants may restrict our operating or acquisition activities, which may harm our financial condition and operating results.

Our unsecured revolving credit facility with Wells Fargo, our senior unsecured notes payable and much of our existing mortgage indebtedness contain customary covenants and conditions, including, among others, compliance with various financial ratios and restrictions upon the incurrence of additional indebtedness and liens on our properties. Furthermore, the terms of some of this indebtedness will restrict our ability to consummate transactions that result in a change of control or to otherwise issue equity or debt securities. The existing mortgages also contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we were to breach covenants in these debt agreements, the lender could declare a default and require us to repay the debt immediately. If we fail to make such repayment in a timely manner, the lender may be entitled to take possession of any property securing the loan.

Certain of our indebtedness may currently be in default as a result of prior issuances of our common stock or prior acquisitions which may serve as a basis for our lenders to accelerate amounts due under the related mortgages or demand payments or fees.

Certain of the mortgages on our properties contain prohibitions on transfers of ownership interests in the mortgagor or its parent without the prior written consent of the lenders, which provisions may have been violated by previous transactions completed by us, including the merger with IRT. A violation could serve as a basis for the lenders to accelerate amounts due under the related mortgages, demand payments or assess fees or penalties.

The outstanding amounts under the mortgages on the affected properties covered by such restrictions on transfer totaled approximately $182.0 million as of December 31, 2003. In the event that the holders declare defaults under the mortgage documents, we could be required to prepay the remaining mortgages from existing resources, refinancing of such mortgages, borrowings under our other lines of credit or other sources of financing. The repayment of these mortgages could have an adverse impact on the operations and affect our ability to make distributions to stockholders.

Our Chairman and Chief Executive Officer and his affiliates own approximately 42% of our common stock and exercise significant control over our company and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

Chaim Katzman, our Chairman and Chief Executive Officer and our largest stockholder, and his affiliates own approximately 42% of the outstanding shares of our common stock. Accordingly, Mr. Katzman is able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Katzman is able to exercise significant control over the outcome of any proposed merger or consolidation of our company which, under our charter, the affirmative vote of the holders of a majority of the outstanding shares of our common stock in such instances. Mr. Katzman's ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

Several of our controlling stockholders have pledged their shares of our stock as collateral under bank loans, foreclosure and disposition of which could have a negative impact on our stock price.

Several of our affiliated stockholders that beneficially own a significant interest in our company, including Gazit-Globe (1982), Ltd. and related entities, have pledged a substantial portion of our stock that they own to secure loans made to them by commercial banks. In the aggregate, these stockholders have pledged more than 25.0 million shares, representing approximately 36% of our total outstanding shares.

If a stockholder defaults on any of its obligations under these pledge agreements or the related loan documents, these banks may have the right to sell the pledged shares in one or more public or private sales that could cause our stock price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Some of the occurrences that may constitute such an event of default include:

- the stockholder's failure to make a payment of principal or interest when due;
- the occurrence of another default that would entitle any of the stockholder's other creditors to accelerate payment of any debts and obligations owed to them by the stockholder;
- if the bank, in its absolute discretion, deems that a change has occurred in the condition of the stockholder to which the bank has not given its prior written consent;
- if the stockholder ceases to pay its debts or manage its affairs or reaches a compromise or arrangement with its creditors; and
- if, in the opinion of the bank, the value of the pledged shares shall be reduced or is likely to be reduced (for example, the price of our common stock declines).

In addition, because so many shares are pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that would trigger a change of control of our company, even when such a change may not be in the best interests of our stockholders.

Our organizational documents contain provisions which may discourage the takeover of our company, may make removal of our management more difficult and may depress our stock price.

Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our management. For instance, our charter contains ownership limits and restrictions on transferability of shares of our capital stock in order to protect our status as a REIT. These provisions prevent any one stockholder from owning, actually or constructively, more than 9.9% of the value or number of outstanding shares of our capital stock without our prior consent. In addition, our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change of control or the removal of existing management and, as a result, could prevent our stockholders from receiving a premium for their shares of common stock above the prevailing market prices. These provisions include the ability to issue preferred stock, advance notice requirements for stockholder proposals, the absence of cumulative voting rights and provisions relating to the removal of incumbent directors. Finally, Maryland law also contains several statutes that restrict mergers and other business combinations with an interested stockholder or that may otherwise have the effect of preventing or delaying a change of control.

We may experience adverse consequences in the event we fail to qualify as a REIT.

Although we believe that we have operated so as to qualify as a REIT under the Internal Revenue Code since our REIT election in 1995, no assurance can be given that we have qualified or will remain qualified as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 90% of our gross income in any year must be derived from qualifying sources and we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. We intend to make distributions to our stockholders to comply with the distribution provisions of the Internal Revenue Code. Although we anticipate that our cash flows from operating activities will be sufficient to enable us to pay our operating expenses and meet distribution requirements, no assurance can be given in this regard.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates, and we would not be allowed a deduction in computing our taxable income for amounts distributed to our stockholders. Moreover, unless entitled to relief under certain statutory provisions, we also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce our net earnings available for investment or distribution to our stockholders due to our additional tax liability for the years involved.

Loss of Key Personnel Could Harm Our Business.

Our ability to successfully execute our acquisition and growth strategy depends to a significant degree upon the continued contributions of Chaim Katzman, our Chairman of the Board and Chief Executive Officer, Doron Valero, our President and Chief Operating Officer, and Howard Sipzner, our Executive Vice President and Chief Financial Officer. Pursuant to our employment agreements with Mr. Katzman, he is only required to devote so much of his business time, attention, skill and efforts as shall be required for the faithful performance of his duties. Moreover, there is no guarantee that Mr. Katzman, Mr. Valero or Mr. Sipzner will remain employed with us. While we have employment agreements with these executives, we cannot guarantee that we will be able to retain their services. The loss of the services of Messrs. Katzman, Valero and Sipzner could have a material adverse effect on our results of operations.

Competition

There are numerous commercial developers, real estate companies, including REITs such as Regency Realty Corporation, Weingarten Realty Investors and New Plan Excel Realty Trust, and other owners of real estate in the areas in which our properties are located that compete with us in seeking land for development, properties for acquisition, financing and tenants. Many of such competitors have substantially greater resources than we have. All of our existing properties are located in developed areas that include other shopping centers and other retail properties. The number of retail properties in a particular area could materially adversely affect our ability to lease vacant space and maintain the rents charged at our existing properties.

We believe that the principal competitive factors in attracting tenants in our market areas are location, price, anchor tenants and maintenance of properties. We also believe that our competitive advantages include the favorable locations of our properties, our ability to provide a retailer with multiple locations with anchor tenants and the practice of continuous maintenance and renovation of our properties.

Regulations

Regulations. Retail properties are subject to various laws, ordinances and regulations. We believe that each of our existing properties maintains all required material operating permits and approvals.

Americans with Disabilities Act. Our properties are subject to the Americans with Disabilities Act of 1990. Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We believe that our properties are in substantial compliance with the requirements under the American with Disabilities Act and have no reason to believe that these requirements or the enforcement of these requirements will have a materially adverse impact on our business.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, we may be liable for the cost to remove or remediate certain hazardous or toxic substances at our shopping centers. These laws often impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The cost of required remediation and our liability for remediation could exceed the value of the property and/or our aggregate assets. The presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent the property or borrow using the property as collateral. We have several properties that will require or are currently undergoing varying levels of environmental remediation. In some cases, contamination has migrated or is expected to migrate into the groundwater beneath our properties from adjacent properties, such as service stations. In other cases, contamination has resulted from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners, which have released pollutants such as gasoline or dry-cleaning solvents into the soil or groundwater. We believe that, based on environmental studies conducted to date, none of these environmental problems is likely to have a material adverse effect on our financial condition. However, no assurances can be given that environmental studies obtained by us reveal all environmental liabilities, that any prior owner of land or a property owned or acquired by us did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future.

Employees

At December 31, 2003, we had 207 full-time employees. Our employees are not represented by any collective bargaining group, and we consider our relations with our employees to be good.

Available Information

Our internet address is *www.equityone.net.* You can obtain on our website, free of charge, a copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our Supplemental Information Package, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with the SEC. Also, available on our website, free of charge, are copies of our Corporate Governance Guidelines and the charters for each of the committees of our Board of Directors – the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. A copy of our Code of Ethics will be available, free of charge, on our website on or before our 2004 Annual Meeting of Stockholders. Copies are also available free of charge by contacting our Investor Relations Department at:

Equity One, Inc.
1696 N.E. Miami Gardens Drive,
North Miami Beach, Florida 33179
Attn: Investor Relations Department
(305) 947-1664

You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, or you may obtain information by calling the SEC at 1-800-SEC-0300. The SEC maintains an internet address at http://www.sec.gov that contains reports, proxy statements and information statements, and other information in which you may obtain additional information.

ITEM 2. PROPERTIES

Our portfolio consists primarily of shopping centers anchored by supermarket and other necessity-oriented retailers and contains an aggregate of approximately 19.9 million square feet of gross leasable area. Other than our leasehold interests in our Green Oaks, Parkwood and Richwood shopping centers, each of which is located in Dallas, Texas, our McAlpin Square shopping center located in Savannah, Georgia, our Plaza Acadienne shopping center located in Eunice, Louisiana, our Shelby Plaza shopping center located in Shelby, North Carolina, our Park Northern shopping center located in Arizona and El Novillo located in Florida, all of our other properties are owned in fee simple. In addition, some of our properties are subject to mortgages as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Mortgage Indebtedness." The following table provides a brief description of our properties as of December 31, 2003:

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
ALABAMA (2 properties)							
Madison Centre *Madison*	2003	64,837	12	$597,364	$9.57	96.3%	Publix, Rite Aid
West Gate Plaza *Mobile*	2003	64,378	9	$454,703	$7.12	99.2%	Winn Dixie, Rite Aid
Subtotal Alabama Properties (2 properties)		**129,215**	**21**	**$1,052,067**	**$8.33**	**97.8%**	
ARIZONA (2 properties)							
Big Curve *Yuma*	2001	126,402	33	$1,161,662	$9.84	93.4%	Albertsons[4], Walgreens*, Miller's Outpost
Park Northern *Phoenix*	2001	126,852	25	$812,155	$6.80	94.1%	Safeway, Bealls, Chuck E Cheese, Life Skills Center
Subtotal Arizona Properties (2 properties)		**253,254**	**58**	**$1,973,817**	**$8.31**	**93.7%**	
FLORIDA (71 properties)							
North Florida (13 properties)							
Atlantic Village *Atlantic Beach*	1995	100,559	25	$930,740	$9.85	94.0%	Publix, Jo-Ann Fabrics

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Beauclerc Village *Jacksonville*	1998	70,429	11	$425,350	$7.23	83.5%	Big Lots, Goodwill, Bealls Outlet
Commonwealth *Jacksonville*	1994	81,467	16	$646,392	$8.30	95.6%	Winn-Dixie/Save Rite
Forest Village *Tallahassee*	2000	71,526	17	$716,838	$10.39	96.5%	Publix
Fort Caroline *Jacksonville*	1994	74,546	13	$470,753	$7.16	88.2%	Winn-Dixie, Eckerd* (Bealls Outlet)
Losco Corners *Jacksonville*	2000	8,700	7	$150,635	$17.31	100.0%	Winn-Dixie[4]
Mandarin Landing *Jacksonville*	1999	141,565	37	$1,248,525	$9.10	96.9%	Publix, Office Depot, Eckerd
Middle Beach *Jacksonville*	2003	69,277	9	$648,069	$9.35	100.0%	Publix, Movie Gallery
Monument Point *Jacksonville*	1997	75,128	12	$498,955	$6.64	100.0%	Winn-Dixie, Eckerd
Oak Hill *Jacksonville*	1995	78,492	19	$541,737	$6.90	100.0%	Publix, Walgreens*
Parkmore Plaza *Milton*	2003	159,067	13	$714,185	$4.56	98.5%	Wal-Mart* (Bealls), Big Lots
Pensacola Plaza *Pensacola*	1986	56,098	3	$218,988	$4.27	91.4%	FoodWorld
South Beach Regional *Jacksonville Beach*	2003	289,964	50	$2,545,091	$9.15	95.9%	Food Lion, Kmart, Stein Mart, Bealls
Central Florida (9 properties)							
Alafaya Commons *Orlando*	2003	123,133	29	$1,321,418	$11.62	92.4%	Publix
Conway Crossing *Orlando*	2003	76,321	18	$845,930	$11.31	98.0%	Publix
Shoppes of Eastwood *Orlando*	2002	69,037	13	$772,624	$11.19	100.0%	Publix
Hunters Creek *Orlando*	2003	68,032	11	$686,395	$10.49	96.2%	Winn-Dixie
Kirkman Shoppes *Orlando*	2001	88,820	30	$1,297,346	$15.43	94.7%	Eckerd
Lake Mary *Orlando*	1988	342,384	87	$3,698,239	$11.19	96.5%	Albertsons, Kmart, Euro Fitness, Sun Star Theatres
Park Promenade *Orlando*	1999	125,818	26	$1,158,825	$9.41	97.9%	Orange County Library, Blockbuster, Goodwill
Town & Country *Kissimmee*	2003	72,043	13	$518,288	$7.19	100.0%	Albertsons
Unigold *Winter Park*	2003	106,185	20	$955,644	$10.14	88.8%	Winn-Dixie

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Florida West Coast (15 properties)							
Bay Pointe Plaza *St. Petersburg*	2003	103,986	24	$919,362	$9.60	92.1%	Publix, Eckerd* (Bealls Outlet), West Marine
Carrollwood *Tampa*	2003	94,203	36	$873,356	$10.86	85.4%	Publix, Eckerd
Charlotte Square *Port Charlotte*	2003	96,188	27	$742,556	$7.87	98.1%	Publix, Seafood Buffet, Pet Supermarket
Chelsea Place *New Port Richey*	2003	81,144	18	$888,975	$10.96	100.0%	Publix, Eckerd
Lake St. Charles *Tampa*	2001	57,015	8	$539,481	$9.67	97.9%	Kash N' Karry
Lutz Lake *Lutz*	2003	64,985	15	$887,635	$13.66	100.0%	Publix
Marco Town Center *Marco Island*	2001	109,830	45	$1,611,728	$15.54	94.4%	Publix
Mariners Crossing *Spring Hill*	2001	85,507	16	$626,750	$7.75	94.6%	Kash N' Karry
North River Village *Ellenton*	2003	177,128	16	$1,280,847	$7.23	100.0%	Publix, Kmart, Walgreens*, (Dollar Tree), Bealls Outlet
Regency Crossing *Port Richey*	2003	85,864	24	$815,717	$10.82	87.8%	Publix
Ross Plaza *Tampa*	2001	85,359	20	$779,172	$9.46	96.5%	Walgreens*, Ross Dress for Less
Seven Hills *Spring Hill*	2003	64,590	12	$622,864	$9.64	100.0%	Publix
Shoppes of North Port *North Port*	2000	84,705	22	$806,858	$9.70	98.2%	Publix, Bealls Outlet
Skipper Palms *Tampa*	2001	88,000	17	$707,464	$8.53	94.3%	Winn-Dixie
Summerlin Square *Fort Myers*	1998	109,156	28	$944,376	$10.14	85.4%	Winn-Dixie, Eckerd
Florida Treasure Coast (8 properties)							
Bluff Square *Jupiter*	2001	132,395	48	$1,521,014	$11.54	99.5%	Publix, Walgreens

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Cashmere Corners *Port St. Lucie*	2001	89,234	18	$708,840	$7.94	100.0%	Albertsons
Jonathan's Landing *Jupiter*	2001	26,820	12	$493,645	$18.41	100.0%	Albertsons[4], Blockbuster
New Smyrna Beach Regional *New Smyrna Beach*	2003	118,451	34	$1,140,471	$9.98	96.5%	Publix, Walgreens* (Bealls Outlet), Bealls Home Outlet
Old King Commons *Palm Coast*	2003	84,759	19	$670,958	$7.92	100.0%	Wal-Mart* (Scotty's, Staples)
Ryanwood *Vero Beach*	2001	114,925	32	$1,075,880	$9.46	99.0%	Publix, Bealls Outlet, Books-A-Million
Salerno Village *Stuart*	2002	58,804	19	$371,637	$6.70	94.3%	Winn Dixie, Eckerd
Treasure Coast *Vero Beach*	2003	133,781	25	$1,063,966	$8.55	93.0%	Winn Dixie, TJ Maxx
South Florida/Atlantic Coast (26 properties)							
Bird Ludlum *Miami*	1994	192,282	47	$2,648,292	$14.24	96.7%	Winn-Dixie, Eckerd, Blockbuster, Goodwill
Boca Village *Boca Raton*	2001	93,428	22	$1,335,900	$14.65	97.6%	Publix, Eckerd
Boynton Plaza *Boynton Beach*	2001	99,324	29	$980,682	$10.60	93.1%	Publix, Eckerd
Countryside Shops *Cooper City*	2003	179,561	46	$2,188,362	$12.19	100.0%	Publix, Eckerd, Stein Mart
Crossroads Square *Pembroke Pines*	2001	269,653	28	$1,651,886	$6.87	89.2%	Lowe's, Eckerd
El Novillo *Miami Beach*	2001	10,000	1	$150,540	$15.05	100.0%	Jumbo Buffet
Epsilon *West Palm Beach*	2001	18,707	5	$72,243	$15.72	24.6%	
Greenwood *Palm Springs*	2003	132,325	35	$1,421,215	$11.67	92.0%	Publix, Bealls, World Savings Bank
Lago Mar *Miami*	2003	82,613	21	$939,811	$12.33	92.3%	Publix
Lantana Village *Lantana*	1998	175,480	26	$1,134,217	$6.53	99.0%	Winn-Dixie, Kmart, Rite Aid [4] (Dollar Store)
Meadows *Miami*	2002	75,524	20	$919,169	$12.33	98.7%	Publix
Pine Island *Davie*	1999	254,907	46	$2,341,617	$9.49	96.8%	Publix, Home Depot Expo, Bealls Outlet
Pine Ridge Square *Coral Springs*	2003	117,399	35	$1,520,522	$13.05	99.2%	Fresh Market, Bed Bath & Beyond, Off Main Furniture
Plaza Alegre *Miami*	2003	91,611	21	$1,278,658	$14.73	94.8%	Publix, Goodwill

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Plaza Del Rey *Miami*	1991	50,146	23	$651,201	$12.99	100.0%	Navarro Pharmacy
Point Royale *Miami*	1995	209,863	26	$1,286,002	$6.53	93.9%	Winn-Dixie, Best Buy, Eckerd* (Linen Supermarket)
Prosperity Center *Palm Beach Gardens*	2001	122,106	9	$1,866,235	$15.28	100.0%	Office Depot, Barnes & Noble, Bed Bath & Beyond, Carmine's, TJ Maxx
Ridge Plaza *Davie*	1999	155,204	29	$1,304,784	$8.89	94.5%	Publix, AMC Theatre, Kabooms, Wachovia* (United Collection), Uncle Funny's, Round Up
Riverside Square *Coral Springs*	2003	110,541	36	$1,353,481	$13.35	91.7%	Publix, Tuesday Morning
Sawgrass Promenade *Deerfield Beach*	2001	107,092	29	$1,070,585	$10.79	92.7%	Publix, Walgreens, Blockbuster
Sheridan Plaza *Hollywood*	2003	455,864	66	$5,974,380	$13.48	97.2%	Publix, Ross Dress For Less, Bed Bath & Beyond, Office Depot, AMC Theater, Eckerd, Spirit of America*
Shoppes of Ibis *West Palm Beach*	2002	79,420	18	$985,088	$12.40	100.0%	Publix
Shops at Skylake *North Miami Beach*	1997	174,199	46	$2,631,692	$15.19	99.4%	Publix, Goodwill, Blockbuster
Shoppes of Silverlakes *Pembroke Pines*	2003	126,788	37	$2,014,766	$16.06	99.0%	Publix
Tamarac Town Square *Tamarac*	2003	127,635	39	$1,056,525	$10.35	79.9%	Publix
West Lakes Plaza *Miami*	1996	100,747	27	$1,094,703	$10.87	100.0%	Winn-Dixie, Navarro Pharmacy
Subtotal Florida Properties (71 properties)		**8,107,839**	**1,781**	**$80,977,075**	**$10.45**	**95.5%**	
GEORGIA (24 properties)							
Atlanta Area (18 properties)							
BridgeMill *Canton*	2004	89,102	30	$1,257,934	$14.87	94.9%	Publix
Butler Creek *Acworth*	2003	95,597	20	$971,052	$10.60	95.8%	Kroger
Chastain Square *Atlanta*	2003	91,637	27	$1,322,640	$15.84	91.1%	Publix
Commerce Crossing *Commerce*	2003	100,668	10	$366,624	$4.03	90.4%	Ingles, Wal-Mart*

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Douglas Commons *Douglasville*	2003	97,027	19	$945,752	$10.00	97.5%	Kroger
Fairview Oaks *Ellenwood*	2003	77,052	13	$858,074	$11.14	100.0%	Kroger
Grassland Crossing *Alpharetta*	2003	90,906	14	$951,596	$11.37	92.1%	Kroger
Hamilton Ridge *Buford*	2003	89,496	21	$1,089,628	$12.91	94.3%	Kroger
Mableton Crossing *Mableton*	2003	86,819	18	$858,934	$10.03	98.6%	Kroger
Macland Pointe *Marietta*	2003	79,699	17	$657,938	$9.55	86.4%	Publix
Market Place *Norcross*	2003	77,706	23	$581,596	$7.67	97.6%	Peachtree Cinema
Paulding Commons *Dallas*	2003	192,391	31	$1,551,961	$8.07	100.0%	Kroger, Kmart
Powers Ferry Plaza *Marietta*	2003	86,473	24	$752,100	$10.42	83.4%	Micro Center
Presidential Markets *Snellville*	2003	396,408	40	$3,962,634	$10.00	100.0%	Publix, Bed Bath & Beyond, GAP, Shoe Carnival, Marshalls, Carmike Cinema
Shops of Huntcrest *Lawrenceville*	2003	97,040	26	$1,066,392	$12.25	89.7%	Publix
Wesley Chapel Crossing *Decatur*	2003	170,792	25	$1,141,424	$6.73	99.3%	Ingels, Wal-Mart, CVS Pharmacy
West Towne Square *Rome*	2003	89,596	18	$453,427	$5.46	92.6%	Big Lots, Eckerd*
Williamsburg @ Dunwoody *Dunwoody*	2003	44,928	27	$704,851	$17.27	90.8%	
Central Georgia (4 Properties)							
Daniel Village *Augusta*	2003	171,932	39	$1,237,491	$7.84	91.9%	Bi-Lo, Eckerd*, St. Joseph Home Health Care
Spalding Village *Griffin*	2003	235,318	28	$1,098,648	$7.65	61.0%	Kroger, JC Penney
Walton Plaza *Augusta*	2003	43,460	8	$415,007	$9.55	100.0%	Harris Teeter* (Omni Fitness)
Watson Central *Warner Robins*	2003	227,747	27	$938,516	$4.85	85.0%	Winn-Dixie, Wal-Mart* (Big Lots)

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
South Georgia (2 properties)							
Colony Square *Fitzgerald*	2003	50,000	8	$322,476	$6.69	96.4%	Food Lion
McAlpin Square *Savannah*	2003	176,807	26	$1,214,646	$7.28	94.4%	Kroger, US Post Office, Big Lots, In Fashion Menswear Outlet
Subtotal Georgia Properties (24 properties)		**2,958,601**	**539**	**$24,721,341**	**$9.10**	**91.8%**	
KENTUCKY (1 property)							
Scottsville Square *Bowling Green*	2003	38,450	12	$212,861	$6.87	80.6%	Hancock Fabrics, Zap Zone
Subtotal Kentucky Properties (1 property)		**38,450**	**12**	**$212,861**	**$6.87**	**80.6%**	
LOUISIANA (15 properties)							
Ambassador Row *Lafayette*	2003	193,978	25	$1,509,855	$7.90	98.5%	Hobby Lobby*, Conn's Appliances, Big Lots, Chuck E. Cheese
Bluebonnet Village *Baton Rouge*	2003	90,215	22	$610,915	$8.47	80.0%	Matherne's
The Boulevard *Lafayette*	2003	68,012	15	$340,837	$8.15	61.5%	Piccadilly, Harbor Freight Tools
Country Club Plaza *Slidell*	2003	64,686	11	$352,235	$5.76	94.6%	Winn-Dixie, Dollar General
The Crossing *Slidell*	2003	113,989	15	$631,864	$5.62	98.7%	Albertsons, A-1 Home Appliance, Piccadilly
Elmwood Oaks *Hanahan*	2003	133,995	9	$1,192,284	$9.58	92.9%	Wal-Mart* (Academy Sports, Dollar Tree), Advance Auto* (Goodwill)
Grand Marche (land lease) *Lafayette*	2003	200,585	1	$27,500	$0.14	100.0%	Academy Sports, JoAnn Fabrics
Millervillage *Baton Rouge*	2003	94,559	14	$290,416	$8.12	37.8%	Rite Aid
Pinhook Plaza *Lafayette*	2003	194,725	31	$442,357	$8.48	26.8%	Rite Aid
Plaza Acadienne *Eunice*	2003	105,419	8	$381,104	$3.62	100.0%	Super 1 Store, Fred's, Howard Brothers*
Sherwood South *Baton Rouge*	2003	77,107	10	$462,699	$6.14	97.7%	Piggly Wiggly*, Burke's Outlet, Harbor Freight Tools, Blockbuster
Siegen Village *Baton Rouge*	2003	174,578	22	$1,291,372	$8.15	90.8%	Office Depot, Big Lots, Dollar Tree, Stage, Party City
Tarpon Heights *Galliano*	2003	56,605	10	$262,268	$4.80	96.5%	Eckerd, Stage, Dollar General

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Village at Northshore *Slidell*	2003	144,638	12	$1,106,635	$7.65	100.0%	Service Merchandise*, (Marshalls, Dollar Tree), Kirschman's, Bed Bath & Beyond
Wal-Mart *Mathews*	2003	54,223	1	$157,500	$2.90	100.0%	Wal-Mart
Subtotal Louisiana Properties (16 properties)		**1,767,314**	**206**	**$9,059,841**	**$6.10**	**84.0%**	
MISSISSIPPI (1 property)							
Shipyard Plaza *Pascagoula*	2003	66,857	7	$382,536	$5.72	100.0%	Rite Aid, Big Lots
Subtotal Mississippi Properties (1 property)		**66,857**	**7**	**$382,536**	**$5.72**	**100.0%**	
NORTH CAROLINA (12 properties)							
Centre Pointe Plaza *Asheville*	2003	163,642	19	$714,150	$5.71	76.4%	Wal-Mart*, (Belk's, Goody's)
Chestnut Square *Brevard*	2003	39,640	7	$261,660	$6.88	96.0%	Food Lion*, Eckerd*, (Dollar General)
Galleria *Wrightsville Beach*	2003	92,114	40	$741,955	$9.39	85.7%	Harris Teeter, Eckerd
Parkwest Crossing *Durham*	2003	85,602	18	$843,220	$10.01	98.4%	Food Lion
Plaza North *Hendersonville*	2003	47,240	9	$334,277	$7.26	97.5%	Bi-Lo*, CVS Pharmacy
Providence Square *Charlotte*	2003	85,930	25	$664,123	$8.22	94.1%	Harris Teeter*, Eckerd
Riverview Shopping Center *Durham*	2003	127,106	11	$839,571	$7.20	91.7%	Kroger, Upchurch Drugs, Riverview Furniture
Salisbury Marketplace *Salisbury*	2003	82,578	17	$724,326	$9.22	95.2%	Food Lion, CVS Pharmacy
Shelby Plaza *Shelby*	2003	103,200	8	$298,046	$3.13	92.2%	Big Lots, Aaron Rents*, (Hancock Fabrics)
Stanley Market Place *Stanley*	2003	40,400	3	$220,692	$5.46	100.0%	Winn-Dixie, Family Dollar
Thomasville Commons *Thomasville*	2003	148,754	12	$894,987	$6.02	100.0%	Ingles, Kmart, CVS Pharmacy
Willowdale Shopping Center *Durham*	2003	120,984	26	$970,076	$8.74	91.7%	Harris Teeter, Carmike Cinemas, Eckerd* (Family Dollar)

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Subtotal North Carolina Properties (12 properties)		**1,137,190**	**195**	**$7,507,083**	**$7.19**	**91.8%**	
SOUTH CAROLINA (6 properties)							
Belfair Towne Village *Bluffton*	2003	125,389	29	$1,621,157	$13.87	93.2%	Kroger
Lancaster Plaza *Lancaster*	2003	77,400	4	$102,000	$1.44	91.5%	Bi-Lo
Lancaster Shopping Center *Lancaster*	2003	29,047	2	$30,012	$6.00	17.2%	
North Village Center *Durham*	2003	60,356	14	$496,371	$8.22	100.0%	Bi-Lo, Dollar General, Gold's Gym
Spring Valley *Columbia*	2003	75,415	17	$657,127	$9.10	95.8%	Bi-Lo, Eckerd
Woodruff *Greenville*	2003	68,055	10	$669,405	$10.01	98.2%	Publix
Subtotal South Carolina Properties (6 properties)		**435,662**	**76**	**$3,576,072**	**$9.12**	**90.0%**	
TENNESSEE (2 properties)							
Forrest Gallery *Tullahoma*	2003	214,450	30	$1,180,928	$5.60	98.4%	Kroger, Wal-Mart* (Tractor Supply, Goodwill, Hastings Music)
Smyrna Village *Smyrna*	2003	83,334	12	$582,528	$7.98	87.6%	Kroger
Subtotal Tennessee properties (2 properties)		**297,784**	**42**	**$1,763,456**	**$6.21**	**95.4%**	
TEXAS (30 properties)							
Houston (16 properties)							
Barker Cypress *Houston*	2001	66,945	17	$778,239	$12.44	93.5%	H.E.B.
Beechcrest *Houston*	2001	90,647	16	$809,503	$8.93	100.0%	Randall's* (Viet Ho), Walgreens*
Benchmark Crossing *Houston*	2001	58,384	5	$708,130	$12.13	100.0%	Bally's Fitness
Bissonnet *Houston*	2001	15,542	8	$185,003	$16.17	73.6%	Kroger[4],Blockbuster
Colony Plaza *Sugarland*	2001	26,513	15	$455,101	$18.27	94.0%	Albertsons (Velocity Sports)
Forestwood *Houston*	2002	88,760	16	$986,838	$11.34	98.0%	Kroger

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Grogan's Mill *The Woodlands*	2001	118,493	26	$1,320,598	$11.85	94.0%	Randall's* (99¢ Store), Petco
Hedwig *Houston*	2001	69,504	13	$741,612	$14.31	74.5%	Ross Dress For Less
Highland Square *Sugarland*	2001	64,171	27	$1,089,298	$17.03	99.7%	
Market at First Colony *Houston*	2001	107,301	35	$1,656,314	$15.91	97.0%	Kroger, TJ Maxx, Eckerd
Mason Park *Katy*	2001	160,047	39	$1,414,132	$11.89	74.3%	Kroger, Walgreens* (Eloise Collectibles), Palais Royal, Petco
Mission Bend *Houston*	2001	131,575	27	$1,104,447	$9.02	93.1%	Randall's, Remarkable Furniture
Spring Shadows *Houston*	2001	106,995	18	$990,456	$9.54	97.1%	H.E.B.
Steeplechase *Jersey Village*	2001	105,152	26	$1,095,948	$11.02	94.6%	Randall's
Wal-Mart Stores, Inc. *Marble Falls*	2003	53,571	1	$175,350	$3.27	100.0%	Wal-Mart* (Sutherland Lumber)
Dallas (13 properties)							
Green Oaks *Arlington*	2001	65,091	34	$611,168	$10.87	86.4%	Kroger
Melbourne Plaza[5] *Hurst*	2001	47,517	18	$470,945	$11.12	89.2%	
Minyard's *Garland*	2001	65,295	2	$399,648	$6.12	100.0%	Minyards/Sack N Save
Parkwood *Plano*	2001	81,590	18	$1,013,125	$13.20	94.0%	Albertsons, Planet Pizza
Plymouth Park East *Irving*	2001	56,435	10	$235,585	$4.29	97.3%	Kroger
Plymouth Park North *Irving*	2001	444,541	58	$1,641,884	$7.18	51.5%	Blockbuster, Dollar General, Thrift Store, Post Office, Chateau Theatre, Levines
Plymouth Park South *Irving*	2001	49,102	7	$236,555	$6.44	74.8%	Betcha Bingo
Plymouth Park West *Irving*	2001	178,930	15	$577,092	$3.52	91.7%	Bargain City, Dollar Store, Fashion Depot
Richwood *Richardson*	2001	54,871	28	$512,083	$13.38	69.7%	Albertsons[4], Blockbuster
Rosemeade Park *Carrolton*	2001	51,234	18	$431,716	$12.90	65.3%	Kroger[4], Blockbuster

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
Sterling Plaza *Irving*	2001	65,765	16	$754,740	$15.80	72.6%	Bank One, Irving City Library
Townsend *Desoto*	2001	146,953	38	$1,126,713	$8.85	86.7%	Albertsons[4], Bealls, Victory Gym, Dollar General
Village by the Park *Arlington*	2001	44,523	10	$680,922	$16.55	92.4%	Petco, Movie Trading
San Antonio (2 properties)							
Blanco Village *San Antonio*	2002	108,325	16	$1,698,811	$15.68	100.0%	H.E.B.
Wurzbach *San Antonio*	2001	59,771	3	$170,729	$2.86	100.0%	Albertsons*
Subtotal Texas Properties (30 properties)		**2,783,543**	**580**	**$24,072,685**	**$10.26**	**84.3%**	
VIRGINIA (2 properties)							
Smyth Valley Crossing *Marion*	2003	126,841	14	$741,643	$5.85	100.0%	Ingles, Wal-Mart
Waterlick Plaza *Lynchburg*	2003	98,694	24	$681,667	$8.72	79.2%	Kroger, CVS Drugs
Subtotal Virginia Properties (2 properties)		**225,535**	**38**	**$1,423,310**	**$6.94**	**90.9%**	
Total/Weighted Average Supermarket and Necessity-Oriented Retailer Anchored Centers (168 properties)		**18,201,244**	**3,555**	**$156,722,144**	**$9.40**	**91.6%**	
DEVELOPMENTS AND REDEVELOPMENTS (14)							
Ambassador Row Courtyard *Lafayette, LA*	2003	158,783	30	$1,126,788	$8.75	81.1%	Marshalls, Bed Bath & Beyond, Hancock Fabrics
Bandera Festival *San Antonio, TX*	2001	195,438	34	$1,127,572	$10.91	52.9%	Bealls, Eckerd* (Scrapbook Haven), Blockbuster
Cashmere[5] *Port St. Lucie, FL*	2001	4.0 acres	—	N/A	N/A	—	
Copperfield *Houston, TX*	2001	132,960	33	$997,733	$12.77	58.8%	JoAnn Fabrics
CVS Plaza[6] *Miami, FL*	2003 Dev.	4.0 acres	—	N/A	N/A	—	

Property	Year Acquired	GLA (Sq. Ft.) at Dec. 31, 2003	Number of Tenants [1]	Annualized Minimum Rent as of December 31, 2003[2]	Average Minimum Rent Per Leased Sq. Ft. at Dec. 31, 2003	Percent Leased at Dec. 31, 2003	Anchor Stores and Certain Tenants [3]
East Bay Plaza *Largo*	1993	85,426	23	$503,009	$10.00	58.9%	Albertsons[4], Family Dollar, Hollywood Video
Eustis Square *Eustis*	1993	126,791	27	$570,412	$6.72	67.0%	Save-a-Lot, Walgreens* (Bealls Outlet)
Gulf Gate Plaza *Naples*	2003	201,620	21	$839,569	$6.50	64.0%	Bealls Outlet, JoAnn Fabrics, Dockside Imp.,
Miramar Outparcel *Miramar, FL*	Held for Sale	2.0 acres	—	N/A	N/A	—	
Oakbrook *Palm Beach Gardens, FL*	2003 Redev.	212,074	32	$1,943,143	$13.41	68.3%	Publix, Duffy's, Stein Mart, Eckerd
Venice Plaza *Venice*	2003	159,473	18	$538,077	$5.23	64.6%	Kash N Karry, TJ Maxx
Walden Woods *Plant City, FL*	2003 Redev.	74,336	13	$395,702	$6.49	82.0%	Walgreens, Dollar Tree, Aaron Rents
Waterstone[7] *Homestead, FL*	2004 Dev.	12.0 acres	—	N/A	N/A	—	
Westbridge[8] *McDonough, GA*	2005 Dev.	13.5 acres	—	—	—	—	
Total Developments & Redevelopments (14)		**1,346,901**	**231**	**$8,042,005**	**$9.10**	**65.6%**	
Total Retail Properties (182 properties)		**19,548,145**	**3,786**	**$164,764,149**	**$9.38**	**89.8%**	
Other Properties							
4101 South I-85 Industrial property *Charlotte, NC*	2003	188,513	10	$386,977	—	73.7%	-
Mandarin Mini-storage[9] *Jacksonville, FL*	1994	52,880	534	N/A	N/A	97.7%	-
Southwest Walgreens** *Phoenix, AZ*	2001	93,402	18	$533,890	—	52.8%	Walgreens
Grand Total (185 properties)		**19,882,940**	**4,348**	**$165,685,016**	**N/A**	**89.5%**	

(1) Number of tenants includes both occupied and vacant units.

(2) Calculated by annualizing the tenant's monthly base rent payment at December 31, 2003, excluding expense reimbursements, percentage rent payments and other charges.

(3) Includes supermarket tenants and certain other tenants, as well as, occupants that are on an adjacent or contiguous, separately owned parcel and do not pay any rent or expense recoveries.

(4) This tenant is on adjacent or contiguous, separately owned parcel.

(5) This development property is a 4.0 acre site located adjacent to our Cashmere retail center.

(6) This development property is a 4.0 acre site located at the northeast corner of S.W. 147th Avenue and Coral Way. Construction has commenced on a 25,000 square foot drugstore anchored shopping center.

(7) This development property is a 12.0 acre site located 25 miles south of Miami, FL. We expect to develop a supermarket-anchored shopping center in 2004.

(8) This development property is a 13.5 acre site located in Georgia. We expect to develop a supermarket-anchored center in 2005.

(9) There are 534 storage spaces available at this property.

* Indicates a tenant that has closed its store and ceased to operate at the property, but continues to pay rent under the terms of its lease. The sub-tenant, if any, is shown in parentheses.
** This property was sold in February 2004.

Most of our leases provide for the monthly payment in advance of fixed minimum rentals, the tenants' pro rata share of ad valorem taxes, insurance (including fire and extended coverage, rent insurance and liability insurance) and common area maintenance for the property. They may also provide for the payment of additional rentals based on a percentage of the tenants' sales. Utilities are generally paid directly by tenants except where common metering exists with respect to a property. In this case, we make the payments for the utilities and are reimbursed by the tenants on a monthly basis. Generally, our leases prohibit the tenant from assigning or subletting its space. They also require the tenant to use its space for the purpose designated in its lease agreement and to operate its business on a continuous basis. Some of the lease agreements with major tenants contain modifications of these basic provisions in view of the financial condition, stability or desirability of those tenants. Where a tenant is granted the right to assign its space, the lease agreement generally provides that the original lessee will remain liable for the payment of the lease obligations under that lease agreement.

Major Tenants

The following table sets forth as of December 31, 2003 the gross leasable area, or "GLA" of our existing properties leased to tenants in supermarket retail properties:

	Supermarket Anchor Tenants	Other Anchor Tenants	Non-anchor Tenants	Total
Leased GLA (sq. ft.)	5,475,680	5,530,083	6,555,469	17,561,232
Percentage of Total Leased GLA	31.2%	31.5%	37.3%	100%

The following table sets forth as of December 31, 2003 the annual minimum rent at expiration of our existing properties attributable to tenants in retail properties:

	Supermarket Anchor Tenants	Other Anchor Tenants	Non-anchor Tenants	Total
Annual Minimum Rent ("AMR")	$ 36,441,509	$ 36,647,127	$ 97,193,231	$170,281,867
Percentage of Total AMR	21.4%	21.5%	57.1%	100%

The following table sets forth as of December 31, 2003 information regarding leases with our ten largest tenants in retail properties:

Tenant	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at December 31, 2003	Percent of Aggregate Annualized Minimum Rent	Average Annual Minimum Rent per Square Foot
Publix	45	2,004,580	10.3%	$ 14,465,152	8.8%	$ 7.22
Kroger	16	863,800	4.4%	6,641,730	4.0%	7.69
Winn-Dixie	17	761,143	3.9%	4,949,604	3.0%	6.50
Wal-Mart	11	834,994	4.3%	3,687,045	2.2%	4.42
Kmart	6	524,937	2.7%	2,795,865	1.7%	5.33
Blockbuster	28	164,370	0.8%	2,473,635	1.5%	15.05
Eckerd	27	267,696	1.4%	2,340,273	1.4%	8.74
Food Lion/Kash N Karry	8	297,802	1.5%	1,962,601	1.2%	6.59
Bed Bath & Beyond	6	202,658	1.0%	1,930,031	1.2%	9.52
H.E. Butt Grocery	3	178,608	0.9%	1,793,855	1.1%	10.04
Subtotal top ten tenants	167	6,100,588	31.2%	$ 43,039,791	26.1%	$ 7.06

Lease Expirations

The following tables sets forth the anticipated expirations of our tenant leases in retail properties as of December 31, 2003 for each year from 2004 through 2013 and thereafter:

All Tenants

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	139	256,499	1.3%	$ 2,070,839	1.2%	$ 8.07
2004	683	1,832,226	9.4%	20,380,475	12.0%	11.12
2005	692	1,934,905	9.9%	22,704,655	13.3%	11.73
2006	636	2,010,762	10.3%	23,909,760	14.0%	11.89
2007	391	1,805,775	9.2%	18,987,563	11.2%	10.51
2008	370	1,552,500	7.9%	17,767,725	10.4%	11.44
2009	87	1,113,334	5.7%	8,180,793	4.8%	7.35
2010	65	658,679	3.4%	6,267,312	3.7%	9.51
2011	41	995,273	5.1%	7,069,214	4.2 %	7.10
2012	35	855,976	4.4%	6,935,610	4.1%	8.10
2013	29	487,129	2.5%	4,047,408	2.4%	8.31
Thereafter	120	4,058,174	20.7%	31,960,513	18.7%	7.88
Sub-total/Average	3,288	17,561,232	89.8%	170,281,867	100.0%	9.70
Vacant	498	1,986,913	10.2%	NA	NA	NA
Total/Average	3,786	19,548,145	100.0%	$ 170,281,867	100.0%	$ 8.71

Anchor Tenants (10,000 sq. ft. or greater)

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	-	-	0.0%	$ -	0.0%	$ -
2004	24	559,258	4.6%	3,082,495	4.2%	5.51
2005	25	506,953	4.2%	2,569,957	3.5%	5.07
2006	30	721,681	5.9%	4,498,458	6.2%	6.23
2007	36	954,354	7.8%	6,021,393	8.2%	6.31
2008	29	725,470	6.0%	4,632,700	6.3%	6.39
2009	22	915,025	7.5%	5,212,627	7.1%	5.70
2010	20	534,248	4.4%	3,881,940	5.3%	7.27
2011	21	934,311	7.7%	5,694,087	7.8 %	6.09
2012	19	787,899	6.5%	5,508,061	7.5%	6.99
2013	11	412,940	3.4%	2,560,624	3.5%	6.20
Thereafter	87	3,953,624	32.4%	29,426,294	40.4%	7.44
Sub-total/Average	324	11,005,763	90.4%	73,088,636	100.0%	$ 6.64
Vacant	37	1,167,252	9.6%	NA	NA	NA
Total/Average	361	12,173,015	100.0%	$ 73,088,636	100.0%	$ 6.00

Local Tenants (less than 10,000 sq. ft.)

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	139	256,499	3.5%	$ 2,070,839	2.1%	$ 8.07
2004	659	1,272,968	17.3%	17,297,980	17.8%	13.59
2005	667	1,427,952	19.4%	20,134,698	20.7%	14.10
2006	606	1,289,081	17.5%	19,411,302	20.0%	15.06
2007	355	851,421	11.5%	12,966,170	13.3%	15.23
2008	341	827,030	11.2%	13,135,025	13.5%	15.88
2009	65	198,309	2.7%	2,968,166	3.1%	14.97
2010	45	124,431	1.7%	2,385,372	2.5%	19.17
2011	20	60,962	0.8%	1,375,127	1.4%	22.56
2012	16	68,077	0.9%	1,427,549	1.5%	20.97
2013	18	74,189	1.0%	1,486,784	1.5%	20.04
Thereafter	33	104,550	1.4%	2,534,219	2.6%	24.24
Sub-total/Average	2,964	6,555,469	88.9%	97,193,231	100.0%	14.83
Vacant	461	819,661	11.1%	NA	NA	NA
Total/Average	3,425	7,375,130	100.0%	$ 97,193,231	100.0%	$ 13.18

We may incur substantial expenditures in connection with the re-leasing of our retail space, principally in the form of tenant improvements and leasing commissions. The amounts of these expenditures can vary significantly, depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the life of the leases. We also incur expenditures for certain recurring capital expenses.

Insurance

Our tenants are generally responsible under their leases for providing adequate insurance on the spaces they lease. We believe that our properties are covered by adequate fire, flood and property insurance, all provided by reputable companies. However, certain of our properties are not covered by disaster insurance with respect to certain hazards (such as hurricanes) for which coverage is not available or available only at rates, which in our opinion are not economically justifiable.

Unconsolidated Joint Venture Investments

As of December 31, 2003, we owned non-controlling interests in two unconsolidated joint ventures, as follows:

- We own a 50% interest in the joint venture which owns City Centre, an office/retail center located in Palm Beach Gardens, Florida that was 93% occupied as of December 31, 2003. It is encumbered by an 8.54% fixed-rate mortgage loan with a balance of $13.0 million, maturing in April 2010.
- We own a 50% interest in the joint venture which owns a parcel of land, adjacent to City Centre that is held for future development.

ITEM 3. LEGAL PROCEEDINGS

Neither we nor our properties are subject to any litigation which we believe will have a material adverse affect on our business financial conditional or results of operations or cash flows. Furthermore, to the best of our knowledge, except as described above with respect to environmental matters, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for stockholder vote during the fourth quarter of 2003.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASE OF EQUITY SECURITIES

Market Information and Dividends

Our common stock began trading on the New York Stock Exchange, or NYSE, on May 18, 1998, under the symbol "EQY." On March 1, 2004, we had approximately 2,000 stockholders of record representing approximately 15,000 beneficial owners. The following table sets forth for the periods indicated the high and low sales prices as reported by the NYSE and the distributions declared by us:

	High	Low	Distributions Declared
First Quarter, 2002	$ 14.60	$13.30	$ 0.27
Second Quarter, 2002	$ 14.25	$13.25	$ 0.27
Third Quarter, 2002	$ 14.14	$12.08	$ 0.27
Fourth Quarter, 2002	$ 13.75	$11.85	$ 0.27
First Quarter, 2003	$ 15.30	$12.92	$ 0.27
Second Quarter, 2003	$ 17.26	$15.32	$ 0.27
Third Quarter, 2003	$ 17.82	$16.43	$ 0.28
Fourth Quarter, 2003	$ 17.50	$16.40	$ 0.28

Dividends paid during 2003 and 2002 totaled $70.7 million and $35.8 million, respectively. Future declarations of dividends will be made by us at the discretion of our board of directors and will depend upon our earnings, financial condition and such other factors as our board of directors deems relevant. In order to qualify for the beneficial tax treatment accorded to real estate investment trusts under the Internal Revenue Code of 1986, or the Code, we are currently required to make distributions to holders of our shares in an amount equal to at least 90% of our "real estate investment trust taxable income," as defined in Section 857 of the Code.

Equity Compensation Plan Information

The following table sets forth information regarding securities authorized for issuance under equity compensation plans as of December 31, 2003.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	1,700,898[2]	$13.21	447,099[3]
Equity compensation plans not approved by security holders	-	-	-
Total	1,700,898	$13.21	447,099

(1) Includes information related to our 1995 Stock Option Plan, 2000 Executive Incentive Compensation Plan, 1989 IRT Stock Option Plan and 1998 IRT Long-Term Incentive Plan.

(2) Includes options to purchase 205,148 shares of common stock issuable upon the exercise of options assumed in the IRT merger.

(3) Also excludes shares of restricted stock and other awards granted prior to December 31, 2003 under the plan.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated operating data and balance sheet data set forth below have been derived from our consolidated financial statements, including the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 contained elsewhere herein. The consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 have been audited by Deloitte & Touche LLP, independent auditors. The data set forth below should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands other than per share, percentage and ratio data)				
Statement of Operations Data: (1)(2)					
Total rental income	$ 189,976	$ 98,904	$ 77,404	$ 46,465	$ 25,451
Property operating expenses	54,866	30,763	24,124	13,187	6,512
Interest expense	37,826	22,106	20,909	12,426	5,086
Amortization of deferred financing fees	1,111	884	1,114	248	-
Rental property depreciation and amortization	27,598	13,303	10,798	6,167	3,396
Litigation settlement	-	2,067	-	-	-
General and administrative expenses	11,046	6,649	3,553	2,559	1,622
Total costs and expenses	132,447	75,772	60,498	34,587	16,616
Other income and expenses	1,027	4,222	609	793	4,418
Income before discontinued operations and minority interest	$ 58,556	$ 27,354	$ 17,515	$ 12,671	$ 13,253
Net income	$ 63,647	$ 39,934	$ 18,721	$ 12,555	$ 13,589
Basic earnings per share:					
Income before discontinued operations	$ 0.96	$ 0.84	$ 0.77	$ 0.82	$ 1.21
Net income	$ 1.06	$ 1.22	$ 0.83	$ 0.88	$ 1.26
Diluted earnings per share:					
Income before discontinued operations	$ 0.95	$ 0.82	$ 0.77	$ 0.82	$ 1.21
Net income	$ 1.05	$ 1.20	$ 0.83	$ 0.87	$ 1.26

(continued)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands other than per share, percentage and ratio data)				
Balance Sheet Data: (2)					
Total rental properties, net of accumulated depreciation	$ 1,617,299	$ 678,431	$ 627,687	$ 483,699	$ 204,919
Total assets	1,677,386	730,069	668,536	542,817	212,497
Mortgage notes payable	459,103	332,143	345,047	280,396	97,752
Total liabilities	834,162	375,969	386,400	317,392	121,068
Minority interest	12,672	3,869	3,869	37,762	989
Shareholders' equity	830,552	350,231	278,267	187,663	90,440
Other Data:(2)					
Funds from operations(3)	$ 89,870	$ 45,487	$ 29,848	$ 19,266	$ 13,354
Cash flows from:					
Operating activities	78,262	45,613	28,214	20,293	20,169
Investing activities	(326,160)	(51,439)	(42,435)	(11,679)	(62,239)
Financing activities	245,920	7,864	12,780	(6,694)	40,903
GLA (square feet) at end of period	19,883	8,530	8,637	3,169	2,836
Occupancy at end of period	90%	89%	86%	95%	95%
Dividends per share	$ 1.10	$ 1.08	$ 1.06	$ 1.10	$ 1.02

(continued)

(1) Restated to reflect the reporting of discontinued operations.

(2) Prior year data has been reclassified to conform to the current period's presentation.

(3) We believe Funds From Operations ("FFO") (combined with the primary GAAP presentations) is a useful supplemental measure of our operating performance that is a recognized metric used extensively by the real estate industry, in particular, REITs. Accounting for real estate assets using historical cost accounting under accounting principles generally accepted in the United States of America ("GAAP") assumes that the value of real estate diminishes predictably over time. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations "since real estate values...have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves."

FFO, as defined by NAREIT, is "net income (computed in accordance with GAAP), excluding (gains or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." We believe that financial analysts, investors and stockholders are better served by the clearer presentation of comparable period operating results generated from our FFO measure. Our method of calculating FFO may be different from methods used by other REITs and accordingly, may not be comparable to such other REITs.

FFO is presented to assist investors in analyzing our performance and to provide an indication of our ability to fund capital expenditures, distribution requirements and other cash needs. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including the ability to make distributions, and (iii) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance. We believe net income is the most directly comparable GAAP measure to FFO.

The following table illustrates the calculation of funds from operations for the five years ended December 31, 2003:

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Net income	$ 63,647	$ 39,934	$ 18,721	$ 12,555	$ 13,589
Adjustments:					
Rental property depreciation and amortization, including discontinued operations	28,007	13,810	11,665	6,534	3,483
(Gain) loss on disposal of income producing properties	(3,083)	(9,264)	609	63	(3,814)
Minority interest, excluding CEFUS	803	101	99	-	96
Other Items:					
Interest on convertible partnership units	43	259	259	20	-
Deferred income tax (benefit) expense	-	-	(374)	1,071	-
Minority interest in CEFUS share of FFO adjustments	-	-	(1,369)	(1,010)	-
Pro-rata share of real estate depreciation from joint ventures	453	647	238	33	-
Funds from operations	$ 89,870	$ 45,487	$ 29,848	$ 19,266	$ 13,354

The following table reflects the reconciliation of FFO per diluted share to earnings per diluted share, the most directly comparable GAAP measure, for the periods presented:

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Earnings per diluted share*	$ 1.05	$ 1.20	$ 0.83	$ 0.87	$ 1.26
Adjustments:					
Rental property depreciation and amortization, including discontinued operations	0.45	0.41	0.52	0.45	0.32
(Gain) loss on disposal of income producing properties	(0.05)	(0.27)	0.03	0.01	(0.35)
Minority interest	0.01	-	-	-	0.01
Other items:					
Deferred income tax (benefits) expense	-	-	(0.02)	0.07	-
Minority interest in CEFUS share of FFO adjustments	-	-	(0.06)	(0.07)	-
Pro-rata share of real estate depreciation from joint ventures	-	0.02	0.01	-	-
Funds from operations per diluted share	$ 1.46	$ 1.36	$ 1.31	$ 1.33	$ 1.24

** Earnings per diluted share reflect the add-back of interest on convertible partnership units and the minority interest(s) in earnings of consolidated subsidiaries which are convertible to shares of our common stock.*

(concluded)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following should be read in conjunction with our consolidated financial statements, including the notes thereto, which are included elsewhere in this annual report.

We operate as a real estate investment trust, or REIT, that principally acquires, renovates, develops and manages community and neighborhood shopping centers located predominately in high growth markets in the southern United States. Our shopping centers are primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. As of December 31, 2003, our portfolio consisted of 185 properties, comprising 123 supermarket-anchored shopping centers, 11 drug store-anchored shopping centers, 44 other retail-anchored shopping centers, one self-storage facility, one industrial and five retail developments, as well as non-controlling interests in two unconsolidated joint ventures that own and operate commercial properties.

We believe we distinguish ourselves by owning and operating shopping centers anchored by supermarkets or necessity-oriented retailers in high density areas that are experiencing high population growth. Our goal is to own and operate properties containing dominant supermarket operators and a diverse tenant mix. We believe that these characteristics combine to reduce the vulnerability of our properties to economic downturns, enhance consumer traffic through our properties and generate more stable cash flows over time. We derive substantially all of our revenue from tenants under existing leases at our properties.

Our business is generally dependent on the performance of the economy in the areas in which we own properties. Changes in the economic environment tend to have a direct effect on our tenants' businesses and, therefore, their ability to continue to pay us rent. In 2003, the overall U.S. economy began to demonstrate sustained economic growth. This growth, as well as the prevailing low interest rate environment, contributed to the growth in our cash flows and allowed us to increase the occupancy rates at our centers for the year. We have followed a disciplined approach and taken advantage of the improving economic environment in our markets. First, we continue to concentrate on shopping centers in the southern region of the United States by acquiring new centers in high growth, high density areas, developing and redeveloping centers in these areas and selling properties that no longer meet our investment criteria. Second, we also have repaid certain high interest rate mortgage debt and obtained a variable rate unsecured revolving credit facility on what we consider to be favorable financial and legal terms. Third, we were able to access the capital markets for additional equity financing.

The highlights of our 2003 activity reflect this strategy.

- We completed a statutory merger with IRT Property Company acquiring 93 properties comprising approximately 10 million square feet of gross leasable area located in ten states in the southern region of the United States. We now have shopping centers in twelve states primarily in Florida, Texas, Georgia, North Carolina, South Carolina and Louisiana.

- We acquired an additional 10 supermarket anchored centers, an outparcel and land held for future development for approximately $211.0 million.

- We sold 6 properties, a property held by a joint venture and a joint venture interest for gross proceeds of $33.3 million.

- We completed the development of a supermarket anchored shopping center containing 91,000 square feet of gross leasable area and have over 25 development and redevelopments underway.

- We completed two public equity offerings of our common stock, raising proceeds of $99.9 million and issuing 6.0 million shares of our common stock.

- We entered into a $340 million unsecured revolving credit facility and prepaid $54.8 million of fixed and variable rate debt. Our fixed rate mortgage debt outstanding of $459.1 million is at a weighted average interest rate of 7.45%, our $150.0 million fixed rate senior unsecured notes are at a weighted average interest rate of 7.55% and our variable rate revolving credit facility has an interest rate currently at 2.06% including the effect of interest swaps.

- We increased the base rental rate by 3.1% on 284 lease renewals aggregating 674,889 square feet to $12.30 per square foot. We executed 367 new leases totaling 1,144,882 square feet at an average rate of $10.89 per square foot and we increased our occupancy rate to 91.6% in the portfolio.

However, our long-term operating cash flow is dependent on the continued occupancy of our properties, the rents that we are able to charge to our tenants and the ability of these tenants to make their rental payments. Therefore, the main long-term threat to our business is our dependence on the viability of our anchor and other tenants. General economic downturns and competition from national and regional supercenters, such as Wal-Mart or other discount retailers, may have an increasing adverse impact on the business of our tenants by taking customers or reducing operating margins. For instance, Winn-Dixie Stores Inc., which has supermarkets in 17 of our centers, has recently announced deteriorating operating results and has had the rating on its senior notes downgraded. However, we believe that these risks are mitigated by concentrating on high-density, urban areas, leasing to the dominant supermarket operators in the markets in which we own properties and maintaining a diverse tenant mix. We are not currently aware of any pending tenant bankruptcies that are likely to materially affect our rental revenues.

We are optimistic that we are well positioned to take advantage of the sustained growth of the economy and continuing low interest rate environment while our largely fixed rate indebtedness protects us from increases in interest rates in the near term.

Short-Term Liquidity Needs

As of December 31, 2003, we had $966,000 in cash and $150.6 million available to be drawn under our revolving credit facilities. Our cash flow generated by operations was $78.3 million for the year ended December 31, 2003.

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating and other expenses directly associated with our portfolio of properties, general and administrative expenses (including payroll and related costs), interest expense and scheduled principal payments on our outstanding debt, capital expenditures incurred to facilitate the leasing of space (e.g., tenant improvements and leasing commissions), development and redevelopment activities, quarterly dividends paid to our common shareholders and distributions made to holders of operating partnership units.

Historically, we have satisfied these requirements principally through cash generated from operations. We believe that cash generated from operations and borrowings under our unsecured revolving credit facilities will be sufficient to meet our short-term liquidity requirements; however, there are certain factors that may have a material adverse effect on our cash flow.

Our current development plans include over 25 development and redevelopment projects, the aggregate cost of which (including costs incurred in prior years on these projects) is expected to be approximately $107.2 million of which $32.5 million remains unfunded based on our current plans. We intend to fund these costs from our unsecured revolving credit facilities.

We may incur significant expenditures in connection with the re-leasing of our retail space, principally in the form of tenant improvements and leasing commissions. The amounts of these expenditures can vary significantly, depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the life of the leases. We also incur expenditures for certain recurring capital expenses. We expect to pay for re-leasing and recurring capital expenditures out of cash from operations.

As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely that we will be able to retain any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met with cash generated from current operations and external sources of capital.

During 2003, we paid dividends on our common stock in an amount equal to $1.10 per share. The maintenance of these dividends is subject to various factors, including the discretion of our Board of Directors, our ability to pay dividends under Maryland law, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements. We also make regular distributions on units in partnerships that we control.

Long-Term Liquidity Needs

Our long-term liquidity requirements consist primarily of funds necessary to pay for the principal amount of our long-term debt as it matures, significant non-recurring capital expenditures that need to be made periodically at our properties, development and redevelopment projects that we undertake at our properties and the costs associated with acquisitions of properties or other companies. Historically, we have satisfied these requirements principally through what we believe to be the most advantageous source of capital available at the time, which has included the incurrence of new debt through borrowings under credit facilities and the issuance of debt securities, sales of common stock, capital raised through the disposition of assets, repayment by third parties of notes receivable and joint venture capital transactions. We believe that these sources of capital will continue to be available in the future to fund our long-term capital needs; however, there are certain factors that may have a material adverse effect on our ability to access these capital sources.

Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets, our credit rating and borrowing restrictions imposed by existing lenders. Currently, we have investment grade credit ratings for our unsecured senior debt from two major rating agencies – Standard & Poor's and Moody's Investors Service. A downgrade in outlook or rating by a rating agency can occur at any time if the agency perceives an adverse change in our financial condition, results of operations or ability to service debt. If such a downgrade occurs, it would increase the interest rate currently payable under our existing credit facilities, it likely would increase the costs associated with obtaining future financing, and it potentially could adversely affect our ability to obtain future financing. The indentures under which our publicly traded debt securities are issued also contain certain restrictions on our ability to incur debt and other financial covenants.

The following table sets forth certain information regarding future contractual obligations as of December 31, 2003 (in thousands):

		Payments due by period			
Contractual Obligation	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Mortgage notes payable:					
Scheduled amortization	$ 116,468	$ 9,432	$ 19,762	$ 20,263	$ 67,011
Balloon payments	342,635	2,727	54,851	42,968	242,089
Total mortgage obligations	459,103	12,159	74,613	63,231	309,100
Unsecured revolving credit facilities	162,000	-	162,000	-	-
Unsecured senior notes	150,000	-	50,000	75,000	25,000
Capital leases	-	-	-	-	-
Operating leases	346	277	57	12	-
Development and redevelopment	32,487	25,274	7,213	-	-
Total contractual obligations	$ 803,936	$ 37,710	$293,883	$138,243	$ 334,100

Off Balance Sheet Arrangements

We have an off balance sheet joint venture and other unconsolidated arrangements with varying structures. As of December 31, 2003, our off balance sheet arrangements were as follows:

- Letters of credit totaling $1.4 million have been provided as security for certain performance requirements.
- Our unconsolidated joint venture, PG Partners, has aggregate outstanding indebtedness of approximately $12.9 million, bearing fixed rate interest at 8.5% and maturing April 2010. Principal and interest payments of $102,000 are due monthly which are paid out of operating cash flow from the property. Our investment in this joint venture is $2.9 million.
- We have committed to fund $32.5 million, based on current plans and estimates, in order to complete pending development and redevelopment projects. These obligations, comprised principally of construction contracts, are generally due as the work is performed and are expected to be financed by our available credit facilities.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations provides additional information related to our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates and if necessary, adjusts its estimates and judgments, including those related to real estate and development assets, revenue recognition in conjunction with providing development, leasing and management services and equity in earnings of unconsolidated joint ventures. Management believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

Real Estate Properties and Development Assets. We capitalize acquisition and construction costs, property taxes, interest and other miscellaneous costs that are directly identifiable with a project, from pre-acquisition until the time that construction is complete and the development is ready for its intended use, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 67 and SFAS No. 34. We allocate the capitalized project costs to the various components of the project based on the components' relative fair values. Our cost allocation method requires the use of management estimates regarding the fair market value of each project component. Management bases its estimates on current market appraisals, comparable sales, existing sale and purchase contracts, replacement cost, historical experience, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the fair market values of real estate assets. Actual results may differ from these estimates and anticipated returns on a project, as well as the gain or loss on disposition of the individual project components, could vary significantly from estimated amounts.

Management reviews long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates that the carrying amount of the asset may not be recoverable and the future undiscounted cash flows expected to be generated by the asset are less than its carrying amount. If such asset is considered to be impaired, we record impairment losses and reduce the carrying amount of the impaired asset to an amount that reflects the fair value of the asset at the time impairment is evident. Our impairment review process relies on management's judgment regarding the indicators of impairment, the remaining life of the asset used to generate the asset's undiscounted cash flows, and the fair value of the asset at a particular point in time. Management uses historical experience, current market appraisals and various other assumptions to form the basis for making judgments about the impairment of real estate assets. Under different assumptions or conditions, the asset impairment analysis may yield a different outcome, which would alter the ultimate return on our assets, as well as the gain or loss on the eventual disposition of the asset.

Business Combinations. We allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Fair value is defined as the amount at which that asset could be bought or sold in a current transaction between willing parties (other than in a forced or liquidation sale). In order to allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired, we identify and estimate the fair value of the land, buildings, and improvements, review the leases to determine the existence of, and estimate the fair value of, any contractual or other legal rights and investigation of the existence of, and estimate the fair value of, any other identifiable intangible assets. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

The cost approach is used as the primary method to estimate the fair value of buildings, improvements and other assets. The market value approach is used as the primary method to estimate the fair value of land. The determination of the fair value of contractual intangibles is based on the costs to originate a lease including commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. In-place lease values are based on our evaluation of the specific characteristics of each lease and our overall relationship with each tenant. Among the factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the tenant's credit quality, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, under specific market conditions. Above-market, below-market and in-place lease values are determined based on the present value (using discount rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The value of contractual intangibles is amortized over the remaining term of each lease.

Critical estimates in valuing certain of the intangible assets and our assumptions on what marketplace participants would use in making estimates of fair value, include but are not limited to: future expected cash flows, estimated carrying costs, estimated origination costs, lease up periods, and the tenant risk attributes, as well as assumptions about the period of time the acquired lease will continue to be used in the our portfolio; and discount rates used in these calculations. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may not always reflect unanticipated events and changes in circumstances that may occur. In making such estimates, management uses a number of sources, including appraisals that may be obtained in connection with the acquisition or financing of the respective property or other market data. Management also considers information obtained in its pre-acquisition due diligence and marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired.

Goodwill. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *Goodwill and Other Intangible Assets*. Under Statement 142, we are required to perform annual impairment tests of its goodwill and intangible assets and more frequently in certain circumstances. Management has elected to test for goodwill impairment in November of each year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The key assumptions we made to determine the fair value of our reporting units (each property is considered a reporting unit under SFAS No. 142) included (a) net operating income; (b) cash flows; and (c) estimated the fair value, which was based on our experience in evaluating acquisitions and market conditions. A variance in the net operating income or discount rate could have had a significant impact on the amount of the goodwill impairment charge recorded.

Management cannot predict the occurrence of certain future events that might adversely effect the reported value of goodwill that totaled $14.0 million at December 31, 2003. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our tenants, or a material negative change in its relationships with significant tenants.

Revenue Recognition. As lessor, we retain substantially all the risks and benefits of property ownership and account for our leases as operating leases. Rental income is recognized over the lease term on a straight-line basis as it becomes receivable according to the provisions of the lease. Revenue from percentage rent is recognized when tenants' reported sales have reached certain levels specified in the respective leases. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period when the applicable costs are incurred.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants' payment history and current credit quality. If our estimate of collectibility differs from the cash received the timing and amount of our reported revenue could be impacted.

Investments in Unconsolidated Joint Ventures. We do not consider ourselves to be in control of joint ventures when major business decisions require the approval of at least one other managing equity owner. Accordingly, we account for the two joint ventures in which we do not retain unilateral control under the equity method.

We calculate the equity in income or loss earned from our unconsolidated joint ventures based on each equity owners' economic ownership, which is estimated based on anticipated stabilized cash flows as they would be allocated to each equity owner based on how cash flow is distributed. Generally, under the terms of the respective joint venture agreements, net ordinary cash flow is distributed to each equity owner in accordance with such owner's equity ownership percentages.

Accounting for Stock Options. We apply the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in measuring stock-based compensation, including options. Accordingly, no compensation expense has been recognized for options granted under our compensation plan as no grants were made at less than market value. In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, compensation expense would be recognized based upon the fair value of the award at the grant date.

Results of Operations

On February 12, 2003, we completed our acquisition of IRT Property Company, or IRT, by statutory merger. As a result of the merger, we acquired 93 properties encompassing approximately 10 million square feet of gross leasable area and including 64 supermarket anchored shopping centers, four drug store anchored shopping center, 22 other retail-anchored shopping centers, an industrial property and two development projects. In connection with the merger, we paid aggregate cash consideration of approximately $189.4 million, issued approximately 17.5 million shares of our common stock and assumed approximately $341.9 million of mortgages, unsecured indebtedness and other liabilities, including $150 million of IRT's senior unsecured indebtedness. The acquisition of IRT was accounted for using the purchase method of accounting and the results of IRT are included in our consolidated financial statements since February 12, 2003.

During 2003, we sold 7 properties (including a property held by an unconsolidated joint venture) and a joint venture interest that no longer met our investment criteria. We also acquired ten retail properties, one outparcel and a property held for future development.

In September 2001, we acquired Centrefund Realty (U.S.) Corporation, or CEFUS, and United Investors Realty Trust, or UIRT. As a result of these acquisitions, we acquired 50 shopping centers and other retail properties which contained an aggregate of approximately 5.2 million square feet of gross leasable area. The acquisition of CEFUS has been accounted for on a push-down basis and partially in a manner similar to a pooling of interests. Our results for the period between August 18, 2000, the day our affiliate, Gazit-Group (1988) Ltd., acquired its beneficial interest in First Capital Realty Inc., and September 19, 2001 have been restated to consolidate our operations with those of CEFUS subject to a 31.93% minority interest in CEFUS. Our results from September 20, 2001, the day we acquired CEFUS, eliminate this minority interest. The acquisition of UIRT was accounted for using the purchase method of accounting and the results of UIRT are included in our consolidated financial statements since September 21, 2001.

We derive substantially all of our revenues from rents received from tenants under existing leases on each of our properties. These revenues include fixed base rents, recoveries of expenses that we have incurred and which we pass through to the individual tenants and percentage rents that are based on specified percentages of tenants' revenues, in each case as provided in the particular leases.

Our primary cash expenses consist of our property operating expenses, which include real estate taxes, repairs and maintenance, management expenses, insurance, utilities and other expenses, general and administrative expenses, which include payroll, office expenses, professional fees and other administrative expenses, and interest expense, primarily on mortgage unsecured senior debt and revolving credit facilities indebtedness. In addition, we incur substantial non-cash charges for depreciation and amortization on our properties. We also capitalize certain expenses, such as taxes and interest, incurred in respect of property under development or redevelopment until the property is ready for its intended use.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.

Total rental income increased by $91.1 million, or 92.0%, to $190.0 million in 2003 from $98.9 million in 2002. The following factors accounted for this difference:

- The acquisition of IRT increased rental income by approximately $78.3 million;
- Properties acquired during 2003 increased rental income by approximately $6.9 million;
- The full year 2003 benefited from properties acquired during 2002 which increased rental income by approximately $3.9 million;
- Same property rental income increased by $2.1 million in 2002 due to higher tenant expense and rental income;
- These increases were offset by a $70,000 decrease in rental income from under development and redevelopment properties.

Property operating expenses increased by $24.1 million, or 78.2%, to $54.9 million for 2003 from $30.8 million in 2002. The following factors accounted for this difference:

- The acquisition of IRT increased operating expenses by approximately $20.3 million;
- Properties acquired during 2003 increased operating expenses by approximately $1.9 million;
- Properties acquired during 2002 increased the full year operating expenses by $901,000; and

- Same property operating expenses increased by $978,000 as a result of property maintenance expenses.

Rental property depreciation and amortization increased by $14.3 million, or 107.5%, to $27.6 million for 2003 from $13.3 million in 2002. The following factors accounted for this difference:

- The acquisition of IRT increased depreciation and amortization by approximately $10.8 million;
- Properties acquired during 2003 increased depreciation and amortization by $1.2 million;
- Properties acquired during 2002 increased the full year depreciation expense by $539,000; and
- Completed development and redevelopment activities increased depreciation and amortization by $1.7 million.

Interest expense increased by $15.7 million, or 71.1%, to $37.8 million for 2003 from $22.1 million in 2002. This difference was primarily due to:

- An increase in interest expense of $15.0 million as a result of the assumption of mortgage loans and senior unsecured debt in the acquisition of IRT;
- Interest incurred on the debt related to the acquisition of properties during 2003 of $822,000, offset by a $1.3 million decrease in same property interest expense, related to the repayment of certain existing mortgage notes;
- An increase in revolving credit facility interest of $1.9 million primarily related to the acquisition of IRT, the 2003 acquisition of properties and repayment of various mortgage loans;
- An increase of $7.2 million related to interest on the unsecured senior notes; and
- A decrease in interest expense attributable to capitalized interest of $3.8 million related to development and redevelopment activities.

General and administrative expenses increased by $4.4 million, or 66.7%, to $11.0 million for 2003 from $6.6 million in 2002. Compensation and employer related expenses increased by $3.1 million and other general office expenses increased by $1.4 million. These expense increases were primarily due to the increase in staffing resulting from the IRT acquisition.

Investment income decreased by $543,000 due to the principal repayments received on notes receivable and repayments by stockholders of loans related to previous stock purchases.

During 2003, we settled certain mortgage notes at a discount and recognized a loss on the extinguishment of debt of approximately $623,000.

We sold seven properties (including a property held by a joint venture), a joint venture interest and have two properties that are held for sale at December 31, 2003. The operating results of these properties of $2.8 million are being reflected as income from rental properties sold or held for sale. The sales of the properties and joint venture interest produced a gain of $3.1 million for 2003. The 2002 discontinued operations reflect a reclassification of operations for properties sold during 2002 and 2003. We recognized a gain of $9.2 million in 2002 related to a gain on the disposal of properties sold during 2002.

Minority interest increased by $702,000 related to the interests that were part of the acquisition of IRT.

As a result of the foregoing, net income increased by $23.7 million, or 59.4%, to $63.6 million for 2003 from $39.9 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.

Total rental income increased by $21.5 million, or 27.8%, to $98.9 million in 2002 from $77.4 million in 2001. The following factors accounted for this difference:

- The acquisition of UIRT increased rental income by approximately $16.2 million; and
- Properties acquired during 2002 increased rental income by approximately $4.2 million.

Property operating expenses increased by $6.6 million, or 27.5%, to $30.7 million for 2002 from $24.1 million in 2001. The following factors accounted for this difference:

- The acquisition of UIRT increased operating expenses by approximately $3.1 million;
- Properties acquired during 2002 increased operating expenses by approximately $1.3 million; and
- Property management expenses increased by $1.6 million as a result of managing a larger portfolio of properties, of which $833,000 was due to an increase in salaries and benefits.

Rental property depreciation and amortization increased by $2.5 million, or 23.2%, to $13.3 million for 2002 from $10.8 million in 2001. The following factors accounted for this difference:

- The acquisition of UIRT increased depreciation and amortization by approximately $1.4 million; and
- Properties acquired during 2002 increased depreciation and amortization by approximately $796,000.

Interest expense increased by $1.2 million, or 5.7%, to $22.1 million for 2002 from $20.9 million in 2001. This difference was primarily due to:

- An increase in interest expense of $3.5 million as a result of the assumption of mortgage loans in the acquisition of UIRT;
- Interest incurred on the debt related to the acquisition of properties during 2002 of $1.2 million;
- An increase in revolving credit facility interest of $503,000 primarily related to higher average balances; and
- These increases in interest expense were partially offset by the repayment of nine loans which reduced interest by $1.9 million and an increase in capitalized interest related to development activity decreasing interest expense by $273,000.

General and administrative expenses increased by $3.1 million, or 87.1%, to $6.6 million for 2002 from $3.5 million in 2001. Compensation and employer related expenses increased by $1.8 million and other general office expenses increased by $1.3 million, of which $332,000 was related to professional fees, $695,000 was related to the write-off of previously capitalized pre-acquisition due diligence costs for projects that did not materialize, and $223,000 was related to an increase in public relations costs. These expense increases were due to the increase in staffing resulting from the CEFUS and UIRT acquisitions.

During 2002, we settled a mortgage note at a discount and recognized a gain on the extinguishment of debt of $1.5 million.

Minority interest decreased by $1.5 million due to the elimination of the minority interests in the acquisition of CEFUS in 2001.

As a result of the foregoing, net income increased by $21.2 million, or 113.4%, to $39.9 million for 2002 from $18.7 million in 2001.

Liquidity And Capital Resources

We anticipate that cash flows from operating activities will continue to provide adequate capital for dividend payments in accordance with the IRS' REIT requirements and our operating needs. Depending on capital market conditions, we anticipate using cash on hand, borrowings under our existing unsecured revolving credit facilities, issuance of unsecured public debt and equity as well as other similar financing, to provide the necessary capital to achieve growth.

CASH FLOWS

Our net cash provided by operations was $78.3 million for the year ended December 31, 2003 This amount included net income of $63.6 million and adjustments for non-cash and gain on sale items of $25.0 million, offset by an increase in operating assets over operating liabilities of $10.3 million. Our 2003 operating cash number compares to net cash provided by operations of $45.6 million for the year ended December 31, 2002. This amount included net income of $39.9 million, adjustments for non-cash items which increased cash flow of $4.9 million, and an increase in operating liabilities over operating assets of $764,000.

Our net cash used in investing activities was $326.2 million for the year ended December 31, 2003. This amount included the acquisition of one parcel of land held for future development, an outparcel, and ten shopping centers for $156.9 million, construction, development and other capital improvements of $28.8 million and the acquisition of IRT for $187.6 million, net of cash received, and leasing costs of $4.5 million. These amounts were offset by the proceeds from the sale of seven properties (including a property held by a joint venture) and a joint venture interests of $31.7 million, utilization of available funds escrowed in connection with the deferred taxable gains from the sale of properties of $12.9 million, proceeds from repayment of notes receivable of $5.1 million and proceeds from other sources of $1.9 million. Our cash used for investment in 2003 compares to net cash used in investing activities of $51.4 million for the year ended December 31, 2002. This amount included the acquisition of two drugstores, five shopping centers and three parcels of land for $63.7 million; the construction, development and other capital improvements of $15.8 million, an increase in escrowed funds for sale of properties to utilize tax deferred exchanges for $4.2 million, and leasing costs of $1.6 million. These amounts were offset by proceeds from the sale of one parcel of land and eight properties of $27.2 million, proceeds from payments of notes receivable of $5.1 million and proceeds from other sources of $1.6 million.

Our net cash provided by financing activities was $245.9 million for the year ended December 31, 2003. This amount included net borrowings on the revolving credit facilities of $139.0 million, less the pay down of $8.0 million on the credit facility assumed in the IRT merger, net proceeds from the issuances of common stock of $247.5 million, and proceeds from repayment of notes receivable of $3.5 million. These amounts were offset by the repayment of ten mortgage notes in the aggregate amount of $55.4 million and monthly principal payments on mortgage notes of $8.2 million, cash dividends paid to common stockholders of $70.7 million, and other miscellaneous uses of $1.8 million. Our cash used by financing in 2003 compares to net cash used in financing activities of $7.9 million for the year ended December 31, 2002. This amount includes net proceeds from issuance of common stock of $66.5 million, and new mortgage note borrowings of $25.9 million, offset by the repayment of ten mortgage notes for $37.7 million and monthly principal payments on mortgage notes of $5.5 million, net repayments on the revolving credit facility of $4.4 million, cash dividends paid to common stockholders of $35.8 million, and other miscellaneous uses of $1.1 million.

DEBT

On February 7, 2003, we entered into a $340 million unsecured revolving credit facility with a syndicate of banks for which Wells Fargo Bank, National Association is the sole lead arranger and administrative agent. This facility bears interest at our option at (i) LIBOR plus 0.65% to 1.35%, depending on the credit ratings of our senior unsecured long term notes or (ii) at the greater of (x) Wells Fargo's prime rate and (y) the Federal Funds Rate plus 0.5%. The facility also includes a competitive bid option which allows us to conduct auctions among the participating banks for borrowings in an amount not to exceed $150.0 million, a $25.0 million swing line facility for short term borrowings, a $20.0 million letter of credit commitment and may, at our request, be increased up to a total commitment of $400.0 million. The facility expires February 12, 2006 with a one year extension option. In addition, the facility contains customary covenants, including financial covenants regarding debt levels, total liabilities, interest coverage, EBITDA levels, unencumbered properties, permitted investments and others. The facility also prohibits stockholder distributions in excess of 95% of funds from operations calculated at the end of each fiscal quarter for the four fiscal quarters then ending. Notwithstanding this limitation, we can make stockholder distributions to avoid income taxes on asset sales. If a default under the facility exists, our ability to pay dividends would be limited to the amount necessary to maintain our status as a REIT unless the default is a payment default or bankruptcy event in which case we would be prohibited from paying any dividends. The facility is guaranteed by most of our wholly-owned subsidiaries. As of December 31, 2003, we had $162 million outstanding on this credit facility. The weighted average interest rate, including the interest rate swaps as of December 31, 2003 was 2.06%.

As of December 31, 2003, we had a $5.0 million unsecured credit facility with City National Bank of Florida, of which no funds had been drawn. This facility provides security of $1.4 million in outstanding letters of credit.

Our revolving credit facility balances as of December 31, 2003 and December 31, 2002 consisted of the following:

	December 31, 2003	December 31, 2002
	(in thousands)	
Revolving Credit Facilities		
Wells Fargo (unsecured)	$ 162,000	-
Wells Fargo (secured) (retired)	-	$ 23,000
City National Bank (unsecured)	-	-
Total revolving credit facilities	$ 162,000	$ 23,000

As of December 31, 2003, the gross availability under the various credit facilities was approximately $345 million, resulting in additional borrowing capacity of $145.6 million, net of letters of credit.

Our mortgage and unsecured senior notes payable balances as of December 31, 2003 and 2002 consisted of the following:

	December 31, 2003	December 31, 2002
	(in thousands)	
Mortgage and Unsecured Senior Notes Payable		
Fixed rate mortgage loans	$ 459,103	$ 307,508
Unsecured senior notes payable	150,000	-
Variable rate mortgage loans (retired)	-	24,635
Unamortized premium on notes payable	24,218	-
Total mortgage and unsecured senior notes payable	$ 633,321	$ 332,143

As a result of our merger with IRT, we assumed IRT's obligations relating to $150.0 million principal amount of senior notes, bearing interest at fixed annual interest rates ranging from 7.25% to 7.84% and maturing between 2006 and 2012. The interest rate of one series of these senior notes is subject to a 50 basis point increase if we do not maintain an investment grade debt rating. These notes have also been guaranteed by most of our wholly-owned subsidiaries.

Each of the existing mortgage loans is secured by a mortgage on one or more of certain of our properties. Certain of the mortgage loans involving an aggregate principal balance of approximately $182.0

million contain prohibitions on transfers of ownership which may have been violated by our previous issuances of common stock or in connection with past acquisitions and may be violated by transactions involving our capital stock in the future. If a violation were established, it could serve as a basis for a lender to accelerate amounts due under the affected mortgage. To date, no lender has notified us that it intends to accelerate its mortgage. Based on discussions with various lenders, current credit market conditions and other factors, we believe that the mortgages will not be accelerated. Accordingly, we believe that the violations of these prohibitions will not have a material adverse impact on our results of operations or financial condition.

As of December 31, 2003, our total debt of $771.1 million, divided by our gross real estate assets of $1.6 billion equals 48.2%.

Our debt level could subject us to various risks, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, and the risk that the resulting reduced financial flexibility could inhibit our ability to develop or improve our rental properties, withstand downturns in our rental income or take advantage of business opportunities. In addition, because we currently anticipate that only a small portion of the principal of our indebtedness will be repaid prior to maturity, it is expected that it will be necessary to refinance the majority of our debt. Accordingly, there is a risk that such indebtedness will not be able to be refinanced or that the terms of any refinancing will not be as favorable as the terms of our current indebtedness.

Mortgage Indebtedness

The following table sets forth certain information regarding our mortgage indebtedness related to our properties as of December 31, 2003:

Property	Balance at December 31, 2003	Interest Rate[1]	Maturity Date	Balance Due at Maturity
Fixed Rate Mortgage Debt				
Middle Beach	$ 2,808	7.375%	08/15/04	$ 2,727
Lantana Village	3,669	6.950%	02/15/05	3,498
Woodruff	3,096	7.580%	05/10/05	2,913
Elmwood Oaks	7,500	8.375%	06/01/05	7,500
Benchmark Crossing	3,313	9.250%	08/01/05	3,170
Sterling Plaza	3,982	8.750%	09/01/05	3,794
Townsend Square	4,848	8.500%	10/01/05	4,703
Green Oaks	3,022	8.375%	11/01/05	2,861
Melbourne Plaza	1,747	8.375%	11/01/05	1,654
Walden Woods	2,387	7.875%	08/01/06	2,071
Big Curve	5,437	9.190%	10/01/06	5,059
Highland Square	4,047	8.870%	12/01/06	3,743
Park Northern	2,284	8.370%	12/01/06	1,963
Crossroads Square	12,510	8.440%	12/01/06	11,922
Rosemeade	3,179	8.295%	12/01/07	2,864
Colony Plaza	3,015	7.540%	01/01/08	2,834
Parkwood (2)	6,196	7.280%	01/01/08	5,805
Richmond (2)	3,192	7.280%	01/01/08	2,990
Commonwealth	2,754	7.000%	02/15/08	2,217
Mariners Crossing	3,380	7.080%	03/01/08	3,154
Pine Island/Ridge Plaza	24,938	6.910%	07/01/08	23,104
Forestwood	7,286	5.070%	01/01/09	6,406

Property	Balance at December 31, 2003	Interest Rate[1]	Maturity Date	Balance Due at Maturity
Shoppes of North Port	$ 4,108	6.650%	02/08/09	$ 3,526
Prosperity Centre	6,390	7.875%	03/01/09	4,137
North Village Center	1,463	8.130%	03/15/09	-
Shoppes of Ibis	5,865	6.730%	09/01/09	4,680
Tamarac Town Square	6,206	9.190%	10/01/09	5,583
Park Promenade	6,302	8.100%	02/01/10	5,833
Skipper Palms	3,556	8.625%	03/01/10	3,318
Jonathan's Landing	2,901	8.050%	05/01/10	2,639
Bluff's Square	10,086	8.740%	06/01/10	9,401
Kirkman Shoppes	9,524	8.740%	06/01/10	8,878
Ross Plaza	6,642	8.740%	06/01/10	6,192
Boynton Plaza	7,494	8.030%	07/01/10	6,902
Pointe Royale	4,533	7.950%	07/15/10	2,502
Plymouth Park East 1 (3)	150	8.250%	08/01/10	113
Plymouth Park East 2 (3)	451	8.250%	08/01/10	340
Plymouth Park North (3)	8,043	8.250%	08/01/10	6,076
Plymouth Park South (3)	601	8.250%	08/01/10	455
Plymouth Park Story North (3)	370	8.250%	08/01/10	280
Plymouth Park West (3)	2,404	8.250%	08/01/10	1,816
Shops at Skylake	14,628	7.650%	08/01/10	11,644
Parkwest Crossing	4,728	8.100%	09/01/10	4,352
Spalding Village	10,537	8.190%	09/01/10	7,932
Minyards	2,511	8.320%	11/01/10	2,175
Charlotte Square	3,614	9.190%	02/01/11	2,992
Forest Village	4,488	7.270%	04/01/11	4,044
Boca Village	8,298	7.200%	05/01/11	7,466
MacLand Pointe	5,859	7.250%	05/01/11	5,267
Pine Ridge Square	7,354	7.020%	05/01/11	6,579
Sawgrass Promenade	8,298	7.200%	05/01/11	7,466
Presidential Markets	27,420	7.650%	06/01/11	24,863
Lake Mary	24,529	7.250%	11/01/11	21,973
Lake St. Charles	3,873	7.130%	11/01/11	3,461
Belfair Towne Village	11,379	7.320%	12/01/11	9,322
Marco Town Center	8,731	6.700%	01/01/12	7,150
Riverside Square	7,694	9.190%	03/01/12	6,458
Cashmere	5,245	5.880%	11/01/12	4,084
Eastwood	6,250	5.880%	11/01/12	4,866
Meadows	6,568	5.870%	11/01/12	5,113
Lutz Lake	7,500	6.280%	12/01/12	7,012
Summerlin Square	3,898	6.750%	02/01/14	-
Bird Ludlum	10,296	7.680%	02/15/15	-
Treasure Coast	4,804	8.000%	04/01/15	-
Shoppes of Silverlakes	2,781	7.750%	07/01/15	30
Grassland Crossing	5,985	7.870%	12/01/16	2,601
Mableton Crossing	4,157	6.850%	08/15/18	1,869

Property	Balance at December 31, 2003	Interest Rate[1]	Maturity Date	Balance Due at Maturity
BridgeMill	$ 9,555	7.940%	05/05/21	$ 3,761
Chastain Square	3,918	6.500%	02/28/24	57
Daniel Village	4,282	6.500%	02/28/24	62
Douglas Commons	5,102	6.500%	02/28/24	74
Fairview Oaks	4,829	6.500%	02/28/24	71
Madison Centre	3,918	6.500%	02/28/24	58
Paulding Commons	6,651	6.500%	02/28/24	97
Siegen Village	4,328	6.500%	02/28/24	63
Wesley Chapel Crossing	3,416	6.500%	02/28/24	50
Total Fixed Rate Mortgage Debt (76 loans)	459,103	7.45% (wtd.-avg. rate)	6.48 years (wtd.-avg. maturity)	$ 342,635
Fixed Rate Unsecured Senior Notes Payable				
7.77% senior notes	50,000	7.77%	April 2006	$ 50,000
7.25% senior notes	75,000	7.25%	August 2007	75,000
7.84% senior notes	25,000	7.84%	January 2012	25,000
Total Fixed Rate Unsecured Senior Notes Payable	150,000	7.55% (wtd.-avg. rate)	3.96 years (wtd.-avg. maturity)	$ 150,000
Unsecured Variable Rate Revolving Credit Facilities				
Wells Fargo[4]	162,000	2.06%	February 2006	$ 162,000
City National Bank	-	LIBOR + 2.25%	August 2004	
Total Unsecured Variable Rate Revolving Credit Facilities	162,000			
Total Debt	**$ 771,103**			

(1) The rate in effect on December 31, 2003.

(2) The mortgage balances for Parkwood and Richwood represent the future minimum lease payments (net of imputed interest) attributable to lease payments on these two properties, both of which are owned pursuant to capital lease obligations.

(3) All of the Plymouth loans are with Sun Life of Canada. In the case of Plymouth Park North and East, the collateral has been split into two parts; hence the two individual loans.

(4) The indicated rate includes the effect of interest rate swaps, if any.

Our mortgage and outstanding revolving credit facilities indebtedness outstanding at December 31, 2003 will require approximate balloon and scheduled principal payments as follows:

	Secured Debt		Unsecured Debt		
Year Due	Schedule Amortization	Balloon Payments	Revolving Credit Facilities	Senior Notes	Total
2004	$ 9,432	$ 2,727	$ -	$ -	$ 12,159
2005	9,777	30,093	-	-	39,870
2006	9,985	24,758	162,000	50,000	246,743
2007	10,097	2,864	-	75,000	87,961
2008	10,166	40,104	-	-	50,270
2009	9,550	24,332	-	-	33,882

Year Due	Secured Debt		Unsecured Debt		Total
	Schedule Amortization	Balloon Payments	Revolving Credit Facilities	Senior Notes	
2010	8,452	80,848	-	-	89,300
2011	6,592	93,433	-	-	100,025
2012	5,290	34,683	-	25,000	64,973
Thereafter	37,127	8,793	-	-	45,920
Total	$116,468	$342,635	$162,000	$150,000	$771,103

The following table sets forth certain information regarding indebtedness related to our joint venture properties as of December 31, 2003:

	Joint Venture Debt Balance at December 31, 2003	Interest Rate	Maturity Date	Balance Due at Maturity
Joint Venture Debt				
City Centre	$ 12,878	8.54%	April 2010	$ 11,989

We may not have sufficient funds on hand to repay these balloon amounts at maturity. Therefore, we expect to refinance this indebtedness either through additional mortgage financing secured by individual properties or groups of properties, by unsecured private or public debt offerings or by additional equity offerings. Our results of operations could be affected if the cost of new debt is greater or lesser than existing debt. If new financing is not available, we could be required to sell assets and our business would be adversely affected.

DEVELOPMENT ACTIVITY

As of December 31, 2003, we have over 25 development and redevelopment projects underway or in the planning stage totaling approximately $74.7 million of asset value and requiring approximately $32.5 million to complete based on current plans and estimates. These include:

- The reconfiguration of a portion of Oakbrook Square in Palm Beach Gardens, Florida to accommodate a new Homegoods store, a new out-parcel and a recently opened Stein Mart store;
- The complete redevelopment of Crossroads Square (formerly known as University Mall) in Pembroke Pines, Florida, incorporating a new Lowe's home improvement store, a new Eckerd drug store and the refurbishing of the remainder of the center;
- The construction of a new 46,000 square foot L.A. Fitness Sports Club as part of an up to 120,000 square foot addition to our Shops at Skylake in North Miami Beach, Florida;
- The development of a new 25,000 square foot CVS drug store-anchored center across the street from our recently completed Plaza Alegre shopping center development in Miami, Florida;
- The redevelopment of Salerno Village in Stuart, Florida to accommodate a new and expanded Winn Dixie supermarket;
- The development of two supermarket-anchored shopping centers, one in Homestead, Florida and the other in McDonough, Georgia, both on parcels we currently own and control;
- The reconfiguration of the former Gerland space at Copperfield in Houston, Texas into multi-tenant space;
- The reconfiguration of a portion of Ambassador Row Courtyards in Lafayette, Louisiana; and
- The redevelopment of a portion of Gulf Gate Plaza in Naples, Florida.

All of these developments and redevelopments are scheduled for completion between early 2004 and the end of 2005.

EQUITY

On January 23, 2002, we filed a universal shelf registration statement with the Securities and Exchange Commission, which will permit us, from time to time, to offer and sell various types of securities, including common stock, preferred stock, debt securities, depositary shares and warrants, up to a value of $250 million.

On February 12, 2003, we completed a private placement of 6.911 million shares of our common stock. Three affiliated investors, AH Investments US LP, Silver Maple (2001), Inc. and M.G.N. (USA) Inc. purchased 1.6 million, 1.0 million, and 4.3 million shares of common stock, respectively, at $13.50 per share. The net proceeds of $93 million in cash were used to fund a portion of the cost of the acquisition of IRT. The foregoing issuances were made pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended.

In May 2003, we completed the sale of 3.0 million shares of common stock at a price of $16.22 per share in an underwritten public offering. The net proceeds of $48.7 million from the offering were used for general corporate purposes, including the repayment of debt, ongoing development activities and the acquisition of additional shopping centers.

In July 2003, we filed a second universal shelf registration statement with the Securities and Exchange Commission, which will permit us, from time to time, to offer and sell various types of securities, including common stock, preferred stock, debt securities, depositary shares and warrants, up to a value of $600 million. The registration statement provides us additional flexibility in accessing capital markets to fund future growth and for general corporate purposes. In conjunction with the $155 million balance from our prior universal shelf registration, and after taking into account our public offering in September 2003 of $52 million, we now have approximately $703.0 million of availability under our existing shelf registration statements.

In September 2003, we completed the sale of 3.0 million shares of common stock at a price of $17.05 per share in an underwritten public offering. The net proceeds of $51.2 million from the offering were used for general corporate purposes, including the repayment of debt and ongoing development activities.

For the year ended December 31, 2003 we issued 895,312 shares of our common stock pursuant to the exercise of stock options at prices ranging from $8.69 to $14.87 per share. We also issued 2.8 million shares of common stock at prices ranging from $12.76 to $17.11 per share pursuant to our Divided Reinvestment and Stock Purchase Plan. As of December 31, 2003, we have 2.1 million shares remaining for sale under our Dividend Reinvestment and Stock Purchase Plan.

FUTURE CAPITAL REQUIREMENTS

We believe, based on currently proposed plans and assumptions relating to our operations, that our existing financial arrangements, together with cash generated from our operations, will be sufficient to satisfy our cash requirements for a period of at least twelve months. In the event that our plans change, our assumptions change or prove to be inaccurate or cash flows from operations or amounts available under existing financing arrangements prove to be insufficient to fund our expansion and development efforts or to the extent we discover suitable acquisition targets the purchase price of which exceeds our existing liquidity, we would be required to seek additional sources of financing. There can be no assurance that any additional financing will be available on acceptable terms or at all, and any future equity financing could be dilutive to existing stockholders. If adequate funds are not available, our business operations could be materially adversely affected.

DISTRIBUTIONS

We believe that we currently qualify, and intend to continue to qualify in the future, as a REIT under the Internal Revenue Code. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made. While we intend to continue to pay dividends to our stockholders, we also will reserve such amounts of cash flow as we consider necessary for the proper maintenance and improvement of our real estate and other corporate purposes, while still maintaining our qualification as a REIT. Our cash distributions for the year ended December 31, 2003 were $70.7 million.

New Accounting Standards

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections which rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* It also rescinds FASB Statement No. 44, *Accounting for Intangible Assets or Motor Carriers*, and amends FASB Statement No. 13, *Accounting for Leases.* Finally SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions related to the rescission of FASB Statement No. 4 and its amendment Statement No. 64 are effective for fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 as of July 2002 and have reflected gains (losses) from extinguishment of debt as part of ordinary income.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee's of Indebtedness of Other's (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34).* FIN 45 clarifies the requirements of FASB Statement No. 5, *Accounting for Contingencies.* It requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether or not the guarantor receives separate identifiable consideration (i.e., a premium). We adopted the disclosure requirements in 2002 and the initial recognition and measurement provisions in 2003. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of SFAS No. 123, *Accounting for Stock-Based Compensation*, to require prominent disclosure in both annual and interim financial statements about the effect of the method used on reported results. SFAS No. 148 is effective for financial statements issued for fiscal years ending after December 15, 2002 and, as it relates to Opinion No. 28, Interim Financial Reporting, the interim periods beginning after December 15, 2002, although earlier application is encouraged. We apply the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in measuring stock-based compensation. We have adopted the disclosure requirements of SFAS No. 148 in our financial statements as of December 31, 2002.

In January 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), an interpretation of ABR 51. FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights, variable interest entities ("VIE"), and how to determine when and which business enterprises should consolidate the VIE. In addition, FIN 46 requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make additional disclosures. The transitional disclosure requirements will take effect almost immediately and are required for all financial statements issued after January 31, 2003. The consolidated provisions of FIN 46 are effective immediately for variable interests in VIEs created after January 31, 2003. For variable interests in VIEs created before February 1, 2003, the provisions of FIN 46 are effective for the first interim or annual period ending after December 15, 2003. We have evaluated the effect of FIN 46 and have determined where we are primary beneficiary and have consolidated those VIE's. Where we have determined that we are not the primary beneficiary of the VIE, we report the VIE under the equity method. The adoption of FIN 46 did not require a change in the accounting treatment of any VIE's. We have not become a party to any VIE's during 2003.

In April 2003, FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which clarifies the accounting and reporting for derivative instruments, including derivative instruments that are embedded in contracts. This statement is effective for contracts entered into or modified after June 30, 2003. We have adopted this pronouncement beginning July 1, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for the classification and measurement of financial instruments that possess characteristics similar to both liability and equity instruments. SFAS No. 150 also addresses the classification of certain financial instruments that include an obligation to issue equity shares. On October 29, 2003, the FASB voted to defer, for an indefinite period, the application of the guidance in FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. The FASB also decided to defer the application of the aspect of certain provisions of statement 150 until it could consider some of the resulting implementation issues. We have adopted certain provisions of SFAS No. 150 which did not have a material impact on our financial position or results of operations. We are still evaluating the potential impact of the provisions of SFAS 150 that have been deferred to future periods.

In December 2003, the FASB issued Statement No. 132 (SFAS No. 132) (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of FASB Statements No. 87, *Employers' Accounting for Pensions*, No.88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. This Statement retains the disclosure requirements contained in SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which it replaces. It requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The adoption of SFAS No. 132 (revised) did not have a material impact on our financial statements.

Environmental Matters

We are subject to numerous environmental laws and regulations. The operation of dry cleaning facilities at our shopping centers is the principal environmental concern. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations and we have established procedures to monitor their operations. Additionally, we use all legal means to cause tenants to remove dry cleaning plants from our shopping centers. Where available, we have applied and been accepted into state sponsored environmental programs. We have also placed environmental insurance on specific properties with known contamination in order to mitigate our environmental risk. We believe that the ultimate disposition of currently known environmental matters will not have a material effect on our financial position, liquidity or operations.

Inflation and Recession Considerations

Most of our leases contain provisions designed to partially mitigate the adverse impact of inflation. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. A small portion of our leases also include clauses enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices.

Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants. Supermarkets, drugstores and other anchor tenants that offer day-to-day necessities rather than luxury items anchor our existing properties. These types of tenants, in our experience, generally maintain more consistent sales performance during periods of adverse economic conditions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk to which we have exposure is interest rate risk. Changes in interest rates can affect our net income and cash flows. As changes in market conditions occur, interest rates can either increase or decrease and interest expense on the variable component of our debt will move in the same direction. With respect to our mortgage and senior unsecured notes payable, changes in interest rates generally do not affect our interest expense, as these notes payable at fixed-rates for extended terms with a weighted average life of 6.5 years and 4.0 years, respectively. Because we intend to hold our existing fixed rate notes are payable either to maturity or until the sale of the associated property, there is believed to be no interest rate market risk on our operations or our working capital position. Our primary risk is from increases in long-term interest rates that may occur over a period of several years, as this may decrease the overall value of our real estate.

We estimate the fair market value of our long term, fixed rate mortgage loans using discounted cash flow analysis based on current borrowing rates for similar types of debt. At December 31, 2003, the fair value of the fixed rate mortgage loans was estimated to be $505.1 million compared to the carrying value amount of $459.1 million, excluding the unamortized premium on notes payable. If the weighted average interest rate on our fixed rate debt were 100 basis points lower or higher than the current weighted average rate of 7.45%, the fair market value would be $483.0 million and $438.4 million, respectively.

We estimate the fair market value of our senior unsecured fixed rate debt using discounted cash flow analysis based on current borrowing rates for similar types of debt. At December 31, 2003, the fair value of our senior unsecured fixed rate debt was estimated to be $165.7 million compared to the carrying value amount of $150.0 million, excluding unamortized premium on notes payable. If the weighted average interest rate on our fixed rate debt were 100 basis points lower or higher than the current weighted average rate of 7.55%, the fair market value would be $155.0 million and $145.0 million, respectively.

At December 31, 2003, our variable rate debt balance consisted of $162.0 million of revolving credit facilities, of which $70.0 million has been hedged under interest rate swaps pursuant to which we pay fixed interest rates, and $92.0 million remains subject to changes in interest rates. If the weighted average interest rate on the unhedged portion of our variable rate debt were 100 basis points higher or lower, annual interest expense would increase or decrease by approximately $920,000. At December 31, 2003, the fair value of the $70 million of variable rate debt where interest costs have been fixed under interest rate hedges was estimated to be $70.1 million.

Financial Instruments – Derivatives and Hedging

In the normal course of business, we are exposed to the effect of interest rate changes that could affect our results of operations or cash flows. We limit these risks by following established risk management policies and procedures, including the use of a variety of derivative financial instruments to manage or hedge interest rate risk. We do not enter into derivative instruments for speculative purposes. We require that the hedging derivative instruments be effective in reducing interest rate risk exposure. This effectiveness is essential to qualify for hedge accounting. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income or loss. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs.

Hedges that meet these hedging criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Additionally, any derivative instrument used for risk management that becomes ineffective is marked to market.

We do not anticipate non-performance by any of our counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

Interest rate hedges that are designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains or losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and accrued expenses with a corresponding adjustment to either accumulated other comprehensive income or loss, or are recognized in earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains or losses are reported in accumulated other comprehensive income or loss. Over time, the unrealized gains or losses held in accumulated other comprehensive income or loss will be recognized in earnings consistent with when the hedged items are recognized in earnings.

In conjunction with our policy to reduce interest rate risk, we have entered into interest rate swaps to hedge a portion of the variability of monthly cash outflows attributable to changes in LIBOR. Under the swaps, we receive LIBOR based payments and pay a fixed rate. A summary of the terms of the derivative instruments, as of December 31, 2003, and a reconciliation of the fair value and adjustments to accumulated other comprehensive loss (in thousands) are as follows:

Hedge type	Cash Flow
Description	Swap
Range of notional amounts	$10,000 - $50,000
Total	$70,000
Range of interest rates	1.38% – 2.3975%
Range of maturity dates	2/12/04 - 2/12/06
Total accumulated other comprehensive loss at December 31, 2002	-
Change in fair value for the year ended December 31, 2003	$ (122)
Total accumulated other comprehensive loss at December 31, 2003	$ (122)

The estimated fair value of our financial instruments has been determined by us, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

For purposes of the Securities and Exchange Commission's market risk disclosure requirements, we have estimated the fair value of our financial instruments at December 31, 2003. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts as of December 31, 2003, future estimates of fair value and the amounts which may be paid or realized in the future may differ significantly from amounts presented. Our revolving credit facilities are sensitive to changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulation S-X are included in this Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

There have been no changes in our internal controls over financial reporting during the year ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end our fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end our fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following consolidated financial information is included as a separate section of this Form 10-K:

1. Financial Statements:

	PAGE
Independent Auditors' Report	F-1
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-2
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-3 – F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-7 – F-8
Notes to the Consolidated Financial Statements	F-9 – F-33

2. Financial statement schedules required to be filed

Schedule III - Real Estate Investments and Accumulated Depreciation and Independent Auditors' Report	S-1

   Schedules I, II, IV and V are not required to be filed.

3. Exhibits: See (c) below

(b) Reports on Form 8-K:

Form 8-K filed on October 30, 2003, under Items 12, 7 and 9

Form 8-K filed on November 14, 2003, under Item 5.

(c) Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this annual report.

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger dated October 28, 2002 between the Company and IRT Property Company (2)
3.1	Composite Charter of the Company (Exhibit 3.1) (3)
3.2	Amended and Restated Bylaws of the Company
4.1	Indenture dated November 9, 1995 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (4)
4.2	Supplemental Indenture No. 1 dated March 26, 1996 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (5)
4.3	Supplemental Indenture No. 2 dated August 15, 1997 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (6)
4.4	Supplemental Indenture No. 3 dated September 9, 1998 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.1) (7)
4.5	Supplemental Indenture No. 4 dated November 1, 1999 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.7) (8)
4.6	Supplemental Indenture No. 5 dated February 12, 2003 between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (9)
4.7	Indenture dated September 9, 1998 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.2) (7)
4.8	Supplemental Indenture No. 1 dated September 9, 1998 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.3) (7)
4.9	Supplemental Indenture No. 2 dated November 1, 1999 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.5) (8)
4.10	Supplemental Indenture No. 3 dated February 12, 2003 between the Company and SunTrust Bank, as Trustee (Exhibit 4.2) (9)
10.1	Form of Indemnification Agreement. (Exhibit 10.1; Amendment No. 2) (10)
10.2	1995 Stock Option Plan, as amended (11)*
10.3	Amended and Restated 2000 Executive Incentive Plan (12)*
10.4	IRT 1989 Stock Option Plan, assumed by the Company (13)*
10.5	IRT 1998 Long-Term Incentive Plan, assumed by the Company (14)*
10.6	Registration Rights Agreement, dated as of January 1, 1996 by and among the Company, Chaim Katzman, Gazit Holdings, Inc., Dan Overseas Ltd., Globe Reit Investments, Ltd., Eli Makavy, Doron Valero and David Wulkan, as amended. (Exhibit 10.6, Amendment No. 3) (10)
10.7	Stock Exchange Agreement dated May 18, 2001 among the Company, First Capital Realty Inc. and First Capital America Holding Corp. (1)
10.8	Use Agreement, regarding use of facilities, by and between Gazit (1995), Inc. and the Company, dated January 1, 1996. (Exhibit 10.15, Amendment No. 1) (10)
10.9	Subscription Agreement dated October 4, 2000 made by Alony Hetz Properties & Investments, Ltd. (Exhibit 10.13) (15)
10.10	Stockholders Agreement October 4, 2000 among the Company, Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (Exhibit 10.14) (15)
10.11	First Amendment to Stockholders Agreement dated December 19, 2001 among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (Exhibit 10.15) (15)
10.12	Second Amendment to Stockholders Agreement dated October 28, 2002 among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (16)

10.13	Amended and Restated Employment Agreement dated effective as of January 1, 2002 between the Company and Chaim Katzman (Exhibit 10.1) (3)*
10.14	First Amendment to Amended and Restated Employment Agreement, dated September 1, 2003, with Chaim Katzman (Exhibit 10.1) (17)*
10.15	Amended and Restated Employment Agreement dated effective as of January 1, 2002 between the Company and Doron Valero (Exhibit 10.2) (3)*
10.16	First Amendment to Amended and Restated Employment Agreement, dated September 1, 2003, with Doron Valero (Exhibit 10.2) (17)*
10.17	Second Amended and Restated Employment Agreement, dated September 1, 2003, between the Company and Howard M. Sipzner (Exhibit 10.1) (18)*
10.18	Stock Pledge Agreement, dated September 18, 2001, by and between Doron Valero and the Company (Exhibit 10.18) (15)*
10.19	Promissory Note, in the amount of $2,153,470 from Doron Valero payable to the Company. (Exhibit 10.19) (15)*
10.20	Promissory Note in the amount of 437,500 from Alan Merkur, payable to the Company (Exhibit 10.3) (3)*
10.21	Pledge Agreement dated June 15, 2002 between the Company and Alan Merkur (Exhibit 10.3) (3)*
10.22	Promissory Note in the amount of $150,000 from Barbara Miller payable to the Company (Exhibit 10.4) (3)*
10.23	Pledge Agreement dated June 15, 2002 between the Company and Barbara Miller (Exhibit 10.4) (3)*
10.24	Registration Rights Agreement dated October 28, 2002 between the Company and certain Purchasers (Exhibit 99.3) (2)
10.25	Credit Agreement, dated February 7, 2003, among the Company, each of the financial institutions initially a signatory thereto; Commerzbank AG New York and Grand Cayman Branches, Keybank National Association and Southtrust Bank, as Documentary Agents; and Wells Fargo Bank, National Association, as Sole Lead Arranger and Administration Agent (Exhibit 10.1) (9)
3.2	Amended and Restated Bylaws
12.1	Ratios of Earnings to Fixed Charges
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

*Identifies employee agreements, management contracts, compensatory plans or other arrangements.

---

(1) Previously filed as Appendix A to our definitive Proxy Statement for the Special Meeting of Stockholders held on September 6, 2001 and incorporated herein by reference.

(2) Previously filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 30, 2002, and incorporated by reference herein.

(3) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated by reference herein.

(4) Previously filed by IRT Property Company as Exhibit 4(c) to IRT's Form 10-K filed on February 16, 1996, and incorporated by reference herein.

(5) Previously filed by IRT Property Company as Exhibit 4 to IRT's Current Report on Form 8-K filed on March 26, 1996, and incorporated by reference herein.

(6) Previously filed by IRT Property Company as Exhibit 4 to IRT's Current Report on Form 8-K filed on August 13, 1997, and incorporated by reference herein.

(7) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on September 15, 1998, and incorporated by reference herein.

(8) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on November 12, 1999, and incorporated by reference herein.

(9) Previously filed as an exhibit to our Current Report on Form 8-K filed on February 20, 2003, and incorporated by reference herein.

(10) Previously filed with our Registration Statement on Form S-11, as amended (Registration No. 333-3397), and incorporated herein by reference.

(11) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on June 30, 1999, and incorporated herein by reference.

(12) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on May 24, 2002, and incorporated herein by reference.

(13) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on March 22, 1989, and incorporated herein by reference.

(14) Previously filed by IRT Property Company with IRT's definitive Proxy Statement for the Annual Meeting of Stockholders held on May 22, 1998, and incorporated herein by reference.

(15) Previously filed with our Form 10-K/A filed on March 18, 2002, and incorporated herein by reference.

(16) Previously filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002, and incorporated by reference herein.

(17) Previously filed with our Quarterly Report on Form 10-Q for the period ended September 30, 2003, and incorporated by reference herein.

(18) Previously filed with our Current Report on Form 8-K filed on January 6, 2004, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004

EQUITY ONE, INC.

By: /s/ Chaim Katzman
Chaim Katzman
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Chaim Katzman Chaim Katzman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 15, 2004
/s/ Doron Valero Doron Valero	President, Chief Operating Officer and Director	March 15, 2004
/s/ Howard M. Sipzner Howard M. Sipzner	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	March 15, 2004
/s/ Noam Ben Ozer Noam Ben Ozer	Director	March 15, 2004
/s/ Dr. Shaiy Pilpel Dr. Shaiy Pilpel	Director	March 15, 2004
/s/ Robert Cooney Robert Cooney	Director	March 15, 2004
/s/ Dori Segal Dori Segal	Director	March 15, 2004
/s/ Nathan Hetz Nathan Hetz	Director	March 15, 2004
/s/ Peter Linneman Peter Linneman	Director	March 15, 2004
/s/ Patrick Flinn Patrick Flinn	Director	March 15, 2004

EQUITY ONE, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

	Page
Independent Auditors' Report	F-1
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-2
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-3 - F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-7 - F-8
Notes to the Consolidated Financial Statements	F-9 - F-33

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Equity One, Inc.:

We have audited the accompanying consolidated balance sheets of Equity One, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
March 10, 2004

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(In thousands, except per share amounts)

	2003	2002
ASSETS		
PROPERTIES:		
Income producing	$ 1,594,579	$ 682,941
Less: accumulated depreciation	(66,406)	(40,433)
	1,528,173	642,508
Construction in progress and land held for development	74,686	35,923
Property held for sale	14,440	-
Properties, net	1,617,299	678,431
CASH AND CASH EQUIVALENTS	966	2,944
CASH HELD IN ESCROW	-	5,933
ACCOUNTS AND OTHER RECEIVABLES, NET	13,492	7,053
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES	2,861	10,021
GOODWILL	14,014	2,276
OTHER ASSETS	28,754	23,411
TOTAL	$ 1,677,386	$ 730,069
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
NOTES PAYABLE		
Mortgage notes payable	$ 459,103	$ 332,143
Unsecured revolving credit facilities	162,000	-
Secured revolving credit facilities	-	23,000
Unsecured senior notes payable	150,000	-
	771,103	355,143
Unamortized premium on notes payable	24,218	-
Total notes payable	795,321	355,143
OTHER LIABILITIES		
Accounts payable and accrued expenses	25,211	14,760
Tenant security deposits	7,706	4,342
Other liabilities	5,924	1,724
Total liabilities	834,162	375,969
MINORITY INTEREST	12,672	3,869
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	-	-
Common stock, $0.01 par value – 100,000 shares authorized, 69,353 and 34,540 shares issued and outstanding for 2003 and 2002, respectively	694	345
Additional paid-in capital	843,678	355,450
Retained earnings	-	5,969
Accumulated other comprehensive loss	(122)	(46)
Unamortized restricted stock compensation	(10,091)	(4,375)
Notes receivable from issuance of common stock	(3,607)	(7,112)
Total stockholders' equity	830,552	350,231
TOTAL	$ 1,677,386	$ 730,069

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except per share amounts)

	2003	2002	2001
RENTAL INCOME:			
Minimum rents	$ 144,997	$ 72,802	$ 57,856
Expense recoveries	41,740	22,689	17,586
Termination fees	1,382	1,938	995
Percentage rent payments	1,857	1,475	967
Total rental income	189,976	98,904	77,404
COSTS AND EXPENSES:			
Property operating expenses	54,866	30,763	24,124
Interest expense	37,826	22,106	20,909
Amortization of deferred financing fees	1,111	884	1,114
Rental property depreciation and amortization	27,598	13,303	10,798
Litigation settlement	-	2,067	-
General and administrative expenses	11,046	6,649	3,553
Total costs and expenses	132,447	75,772	60,498
INCOME BEFORE OTHER INCOME AND EXPENSES, INCOME TAXES, DISCONTINUED OPERATIONS AND MINORITY INTEREST	57,529	23,132	16,906
OTHER INCOME AND EXPENSES			
Investment income	1,089	1,632	1,930
Other income	687	1,085	927
Equity in income (loss) of joint ventures	(126)	(15)	(93)
Loss on disposal of income producing properties	-	-	(609)
Gain (loss) on extinguishment of debt	(623)	1,520	(1,546)
INCOME BEFORE INCOME TAXES, DISCONTINUED OPERATIONS, AND MINORITY INTEREST	58,556	27,354	17,515
INCOME TAX BENEFIT (EXPENSE)			
Current	-	-	593
Deferred	-	-	374
Total income tax benefit (expense)	-	-	967
DISCONTINUED OPERATIONS:			
Income from rental properties sold or held for sale	2,811	3,417	1,965
Gain on disposal of income producing properties	3,083	9,264	-
Total income from discontinued operations	5,894	12,681	1,965
INCOME BEFORE MINORITY INTEREST	64,450	40,035	20,447
MINORITY INTEREST	(803)	(101)	(1,726)
NET INCOME	$ 63,647	$ 39,934	$ 18,721

(continued)

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except per share amounts)

	2003	2002	2001
EARNINGS PER SHARE:			
BASIC EARNINGS PER SHARE			
Income before discontinued operations	$ 0.96	$ 0.84	$ 0.77
Income from discontinued operations	0.10	0.38	0.06
Total basic earnings per share	$ 1.06	$ 1.22	$ 0.83
NUMBER OF SHARES USED IN COMPUTING BASIC EARNINGS PER SHARE	59,998	32,662	22,414
DILUTED EARNINGS PER SHARE			
Income before discontinued operations	$ 0.95	$ 0.82	$ 0.77
Income from discontinued operations	0.10	0.38	0.06
Total diluted earnings per share	$ 1.05	$ 1.20	$ 0.83
NUMBER OF SHARES USED IN COMPUTING DILUTED EARNINGS PER SHARE	61,665	33,443	23,037

(Concluded)

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except per share amounts)

	2003	2002	2001
NET INCOME	$ 63,647	$ 39,934	$ 18,721
OTHER COMPREHENSIVE (LOSS) INCOME:			
Net unrealized holding gain (loss) on securities available for sale	46	(12)	310
Reclassified adjustment for gains included in net income	-	-	(33)
Change in fair value of cash flow hedges	(122)	-	-
COMPREHENSIVE INCOME	$ 63,571	$ 39,922	$ 18,998

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Equity Related to Step Acquisition	Retained Earnings	Accumulated Other Comprehensive (Loss)/ Income	Unamortized Restricted Stock Compensation	Notes Receivable from the Issuance of Common Stock	Total Stockholders' Equity
BALANCE, JANUARY 1, 2001	$ 128	$ 105,368	$ 82,123	$ 1,709	$ (311)	$ (809)	$ (545)	$ 187,663
Issuance of common stock:								
CEFUS transaction	105	120,540	(82,123)	-	-	-	-	38,522
UIRT transaction	29	31,450	-	-	-	-	-	31,479
Alony Hetz	20	21,187	-	-	-	-	-	21,207
Other issuances	6	6,550	-	-	-	(1,027)	(5,033)	496
Stock issuance cost	-	(1,476)	-	-	-	-	-	(1,476)
Net income	-	-	-	18,721	-	-	-	18,721
Dividends paid	-	-	-	(18,622)	-	-	-	(18,622)
Net unrealized holding gain on securities available for sale	-	-	-	-	277	-	-	277
BALANCE, DECEMBER 31, 2001	288	283,619	-	1,808	(34)	(1,836)	(5,578)	278,267
Issuance of common stock	57	73,359	-	-	-	(2,539)	(1,534)	69,343
Stock issuance cost	-	(1,528)	-	-	-	-	-	(1,528)
Net income	-	-	-	39,934	-	-	-	39,934
Dividends paid	-	-	-	(35,773)	-	-	-	(35,773)
Net unrealized holding loss on securities available for sale	-	-	-	-	(12)	-	-	(12)
BALANCE, DECEMBER 31, 2002	345	355,450	-	5,969	(46)	(4,375)	(7,112)	350,231
Issuance of common stock:								
IRT transaction	175	231,562	-	-		-	-	231,737
Other issuances	174	259,445	-			(5,716)	3,505	257,408
Stock issuance cost	-	(1,718)	-	-		-	-	(1,718)
Net income	-	-		63,647		-	-	63,647
Dividends paid	-	(1,061)		(69,616)		-	-	(70,677)
Change in fair value of cash flow hedges	-	-	-	-	(122)	-	-	(122)
Net unrealized holding gain on securities available for sale	-	-	-	-	46	-	-	46
BALANCE, DECEMBER 31, 2003	$ 694	$ 843,678	$ -	$ -	$ (122)	$ (10,091)	$ (3,607)	$ 830,552

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except per share amounts)

	2003	2002	2001
OPERATING ACTIVITIES:			
Net income	$ 63,647	$ 39,934	$ 18,721
Adjustments to reconcile net income to net cash provided by operating activities:			
Straight line rent adjustment	(1,974)	(636)	(129)
Provision for losses on accounts receivable	582	524	322
Amortization of premium on notes payable	(3,584)	-	-
Amortization of deferred financing fees	1,111	884	1,114
Rental property depreciation and amortization	27,598	13,303	10,798
Depreciation and amortization included in discontinued operations	409	507	867
Amortization of restricted stock	2,833	1,579	973
(Gain) loss on disposal of real estate	(3,083)	(9,264)	609
Gain on securities available for sale	(9)	(14)	-
Loss (gain) on debt extinguishment	623	(1,520)	1,546
Equity in income of joint ventures	(500)	(549)	(494)
Minority interest in earnings of consolidated subsidiary	803	101	1,726
Deferred income tax benefit	-	-	(374)
Changes in assets and liabilities:			
Accounts and other receivables	(5,080)	(3,152)	840
Other assets	(2,969)	173	146
Accounts payable and accrued expenses	(5,378)	2,548	(8,362)
Tenants' security deposits	1,038	252	206
Other liabilities	2,195	943	(295)
Net cash provided by operating activities	78,262	45,613	28,214
INVESTING ACTIVITIES:			
Additions to and purchase of rental property	(185,693)	(79,457)	(37,409)
Proceeds from disposal of rental property	25,013	27,195	22,276
Decrease (increase) in cash held in escrow	12,897	(4,218)	(402)
Proceeds from sales of joint venture interest	6,714	-	6,630
Distributions received from joint ventures	940	871	287
Increase in deferred leasing expenses	(4,455)	(1,660)	(378)
Proceeds from repayments of notes receivable	5,074	5,068	2,643
Proceeds from sale of securities	976	762	-
Due to (from) affiliates	-	-	212
Cash used in the purchase of IRT	(189,382)	-	-
Cash used in the purchase of UIRT	-	-	(36,294)
Cash acquired in acquisitions	1,756	-	-
Net cash used in investing activities	(326,160)	(51,439)	(42,435)
FINANCING ACTIVITIES:			
Repayments of mortgage notes payable	(63,586)	(43,156)	(66,210)
Borrowings under mortgage notes payable	-	25,850	64,884
Decrease in restricted cash	-	-	4,273
Net borrowings (repayments) under revolving credit facilities	131,000	(4,409)	9,210
Increase in deferred financing expenses	(888)	(1,058)	(540)
Proceeds from stock subscription and issuance of common stock	249,205	67,982	21,366
Stock issuance costs	(1,718)	(1,471)	(1,476)
Repayment of notes receivable from issuance of common stock	3,505	-	-
Cash dividends paid to stockholders	(70,677)	(35,773)	(18,622)
Distributions to minority interest	(921)	(101)	(105)
Net cash provided by financing activities	245,920	7,864	12,780

(continued)

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands, except per share amounts)

	2003	2002	2001
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (1,978)	$ 2,038	$ (1,441)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,944	906	2,347
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 966	$ 2,944	$ 906
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest, net of amount capitalized	$ 35,264	$ 22,772	$ 20,457
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized holding gain (loss) on securities available for sale	$ 46	$ (12)	$ 277
Change in fair value of cash flow hedges	$ 122		
Conversion of partnership operating units	$ 2,880		
Issuance of restricted stock	$ 7,534	$ 3,900	$ 1,525
Common stock issued for notes receivable		$ 1,534	$ 5,033
Note receivable from sale of property		$ 3,900	
The Company acquired all of the outstanding common stock of IRT for $763,047, including transaction costs:			
Fair value of assets acquired, including goodwill	$ 763,047		
Assumption of liabilities, unsecured senior notes and mortgage notes payable	(319,598)		
Fair value adjustment of unsecured senior notes and mortgage notes payable	(22,330)		
Common stock issued	(231,737)		
Cash paid for IRT acquisition, including transaction costs	$ 189,382		
The Company acquired and assumed the mortgage on the acquisition of a rental property:			
Fair value of rental property	$ 101,692	$ 9,300	
Assumption of mortgage notes payable	(54,369)	(6,097)	
Fair value adjustment of mortgage notes payable	(6,029)	-	
Cash paid for rental property	$ 41,294	$ 3,203	
Sale of joint venture interest in settlement of notes receivable			$ 1,438
Issuance of CEFUS common stock in settlement of affiliated debt			$ 3,345
Purchase of minority interest in CEFUS			$ 40,893
The Company acquired all the outstanding capital stock of UIRT for $67,773, including transaction costs:			
Fair value of assets acquired			$ 147,640
Liabilities assumed			(79,867)
Common stock issued			(31,479)
Cash paid for acquisition, including transaction costs			$ 36,294

See accompanying notes to the consolidated financial statements.

(Concluded)

EQUITY ONE, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
(In thousands, except per share amounts)

1. Organization and Basis of Presentation

Organization

Equity One, Inc. operates as a self-managed real estate investment trust ("REIT") that principally acquires, renovates, develops and manages community and neighborhood shopping centers located predominately in high growth markets in the southern United States. These shopping centers are primarily anchored by supermarkets or other necessity-oriented retailers such as drugstores or discount retail stores.

Basis of Presentation

The consolidated financial statements include the accounts of Equity One, Inc. and its wholly-owned subsidiaries and those partnerships where the Company has financial and operating control. Equity One, Inc. and subsidiaries are hereinafter referred to as "the consolidated companies "or "the Company." The Company has a 50% investment in two joint ventures of which the Company is not the primary beneficiary and, accordingly, uses the equity method of accounting for these joint ventures.

All significant intercompany transactions and balances have been eliminated in consolidation.

Portfolio

As of December 31, 2003, the Company owned a total of 185 properties, encompassing 123 supermarket-anchored shopping centers, 11 drug store-anchored shopping centers, 44 other retail-anchored shopping centers, one self-storage facility, one industrial property and five retail developments, as well as non-controlling interests in two unconsolidated joint ventures which own and operate commercial real estate properties.

IRT Merger

On February 12, 2003, the Company completed a statutory merger for all of the outstanding interests of IRT Property Company ("IRT"). The Company acquired 93 properties that comprise an aggregate of approximately 10,041 square feet of gross leasable area. The acquisition creates one of the largest shopping center REIT's primarily focusing on the southeastern United States. The acquisition of IRT was accounted for using the purchase method and the results of IRT are included in the Company's financial statements since the date of its acquisition. The aggregate purchase price for the acquisition was $763,047 (including transaction costs and assumed debt), consisting of the payment of $189,382 in cash, the issuance of 17,490 shares of the Company's common stock valued at $231,737 and the assumption of $341,928 of outstanding debt, premium on notes payable, and other liabilities. The value of the Company's common stock was determined based on the average market price over the 3-day period before and after the terms of the acquisition were agreed to and announced. There were no contingent payments, options, or commitments specified in the agreement.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

	As of February 12, 2003
Properties	$ 738,209
Cash and cash equivalents	1,756
Cash held in escrow	6,964
Accounts receivable	3,401
Goodwill	11,738
Other assets	979
Total assets acquired	763,047
Mortgage notes payable	135,352
Premium on mortgage notes	7,223
Unsecured senior notes payable	150,000
Premium on unsecured senior notes payable	15,107
Other liabilities	34,246
Total liabilities assumed	341,928
Net assets acquired	$ 421,119

The Company has determined that the amounts assigned to other intangible assets acquired are not significant in relation to the total cost of the acquisition.

The following unaudited supplemental pro forma information is presented to reflect the effects of the IRT acquisition and related transactions, and the impact on the Company's results, as if the transactions had occurred on January 1, 2002. The pro forma information includes the acquisition of IRT, the issuance of common stock related to the IRT transaction, the private placement of common stock and the borrowing under the revolving credit facility. The pro forma financial information is presented for informational purposes only and may not be indicative of what the actual results of operations would have been had the acquisition occurred as indicated, nor does it purport to represent the results of the operations for future periods:

	2003	2002
Pro forma rental income	$ 200,461	$ 189,442
Pro forma income before discontinued operations	$ 60,113	$ 54,656
Pro forma net income	$ 60,007	$ 73,305
Pro forma earnings per share:		
Basic earnings per share:		
Income before discontinued operations	$ 0.96	$ 0.96
Income from discontinued operations	0.09	0.33
Total basic earnings per share	$ 1.05	$ 1.29
Diluted earnings per share:		
Income before discontinued operations	$ 0.94	$ 0.95
Income from discontinued operations	0.09	0.32
Total diluted earnings per share	$ 1.03	$ 1.27

Other Mergers

On September 20, 2001, the Company completed the acquisition of Centrefund Realty (U.S.) Corporation ("CEFUS") from First Capital Realty Inc. ("FCR"), formerly known as Centrefund Realty Corporation, for approximately $281,000 (including assumed debt). As provided for in the stock exchange agreement, the Company issued 10,500 shares of its common stock to subsidiaries of FCR and assumed approximately $149,021 of CEFUS's outstanding debt. The acquisition of CEFUS was partially accounted for on a "push-down" basis and partially in a manner similar to a pooling of interests, due to the acquisition by Gazit Globe (1982) Ltd., the Company's majority shareholder, of a 68.07% controlling interest in FCR on August 18, 2000.

To reflect the events of August 18, 2000, the Company recorded equity related to step acquisition in the consolidated financial statements equivalent to 68.07% of the value of the consideration paid to subsidiaries of FCR (the "Equity Related to Step Acquisition"). In addition, the Company recorded a minority interest equivalent to 31.93% of the value of the net assets acquired on August 18, 2000 (the "31.93% Minority Interest"), which was eliminated on September 20, 2001 when the acquisition of CEFUS was completed.

The results for the year ended December 31, 2001 were adjusted to incorporate the results of CEFUS for the period January 1, 2001 to September 19, 2001. Through September 19, 2001, CEFUS operated under the control of FCR as a subchapter C-corporation under the Internal Revenue Code (the "Code") and recorded current and deferred income taxes in connection with its operations. Effective September 20, 2001, the Company no longer recorded any provision for income taxes consistent with the acquisition of 100% of CEFUS, and the Company's intent to operate CEFUS as a qualified REIT subsidiary. In addition, with the September 20, 2001 acquisition of 100% of CEFUS, the Company has eliminated the Equity Related to Step Acquisition, the 31.93% Minority Interest and the deferred income tax assets, and has recorded in their place the issuance of 10,500 shares of the Company's common stock.

On September 21, 2001, the Company completed the acquisition of United Investors Realty Trust ("UIRT"), a Texas-based REIT, for $147,640 (including assumed debt). As a result of the transaction with UIRT, the Company issued 2,896 shares of its common stock, paid $36,294 in cash consideration to former UIRT shareholders and for transaction costs, and assumed approximately $79,867 of UIRT's outstanding debt. The acquisition of UIRT was accounted for using the purchase method and the results of UIRT are included in the Company's consolidated financial statements from the date of acquisition.

2. Summary of Significant Accounting Policies

Properties

Income producing property is stated at cost and includes all costs related to acquisition, development and construction, including tenant improvements, interest incurred during development, costs of predevelopment and certain direct and indirect costs of development. Costs incurred during the predevelopment stage are capitalized once management has identified a site, determined that the project is feasible and it is probable that the Company is able to proceed with the project. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of assets, are capitalized.

The Company is actively pursuing acquisition opportunities and will not be successful in all cases; costs incurred related to these acquisition opportunities are expensed when it is probable that the Company will not be successful in the acquisition.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Land improvements	40 years
Buildings	30-40 years
Building improvements	5-40 years
Tenant improvements	Over the term of the related lease
Equipment	5-7 years

Business Combinations

The Company allocates the purchase price of acquired companies and properties to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. Fair value is defined as the amount at which that asset could be bought or sold in a current transaction between willing parties (other than in a forced or liquidation sale). In order to allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired, the Company identifies and estimates the fair value of the land, buildings, and improvements, review the leases to determine the existence of, and estimates fair value of, any contractual or other legal rights and investigates the existence of, and estimates fair value of, any other identifiable intangible assets. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

The cost approach is used as the primary method to estimate the fair value of the buildings, improvements and other assets. The market value approach is used as the primary method to estimate the fair value of the land. The determination of the fair value of contractual intangibles is based on the costs to originate a lease including commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. In-place lease values are based on management's evaluation of the specific characteristics of each lease and the Company's overall relationship with each tenant. Among the factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the tenant's credit quality, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, under specific market conditions. Above-market, below-market and in-place lease values are determined based on the present value (using a discount rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The value of contractual intangibles is amortized over the remaining term of each lease. Other than discussed above, the Company has determined that its real estate properties do not have any other significant identifiable intangible assets.

Critical estimates in valuing certain of the intangible assets and the assumptions of what marketplace participants would use in making estimates of fair value include, but are not limited to: future expected cash flows, estimated carrying costs, estimated origination costs, lease up periods, and the tenant risk attributes, as well as assumptions about the period of time the acquired lease will continue to be used in the Company's portfolio, and discount rates used in these calculations. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may not always reflect unanticipated events and changes in circumstances may occur. In making such estimates, management uses a number of sources, including appraisals that may be obtained in connection with the acquisition or financing of the respective property or other market data. Management also considers information obtained in its pre-acquisition due diligence and marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired.

Construction in progress and land held for development

Land held for development is stated at cost. Costs incurred during the predevelopment stage are capitalized once management has identified a site, determined that the project is feasible and it is probable that the Company is able to proceed with the project. Properties undergoing significant renovations and improvements are considered under development. The Company estimates the cost of a property undergoing renovations as a basis for determining eligible costs. Interest, real estate taxes and other costs directly related to the properties and projects under development are capitalized until the property is ready for its intended use. Similar costs related to properties not under development are expensed as incurred. In addition, the Company writes off costs related to predevelopment projects when it determines that it will no longer pursue the project.

Total interest expense capitalized to construction in progress and land held for development was $3,822, $2,375 and $2,102 for the years ended December 31, 2003, 2002 and 2001, respectively.

Long-lived assets

Long-lived assets, such as property, land held for development, and certain identifiable intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that it is probable that the sum of expected undiscounted cash flows of the related operations are less than historical net cost basis. These factors, along with plans with respect to the operations, are considered in assessing the recoverability of long-lived assets. If the Company determines that the carrying amount is impaired, the long-lived assets are written down to their fair value with a corresponding charge to earnings. During the periods presented, no such impairment was incurred.

Cash and cash equivalents

The Company considers highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Cash held in escrow

Escrowed cash consists of cash being held in anticipation of the execution of tax-free exchanges under Section 1031 of the Internal Revenue Code.

Accounts Receivable

Accounts receivable include amounts billed to tenants and accrued expense recoveries due from tenants. Management evaluates the collectibility of these receivables and adjusts the allowance for doubtful accounts to reflect amounts estimated to be uncollectible. The allowance for doubtful accounts was $1,201 and $619 at December 31, 2003 and 2002, respectively.

Deferred expenses

Deferred expenses consist of loan origination fees and leasing costs. Loan and other fees directly related to rental property financing with third parties are amortized over the term of the loan which approximates the effective interest method. Direct salaries, third party fees and other costs incurred by the Company to originate a lease are capitalized and are being amortized using the straight-line method over the term of the related leases.

Goodwill

Goodwill has been recorded to reflect the excess of cost over the fair value of net assets acquired in various acquisitions. The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142 on January 1, 2002 and no longer amortizes goodwill.

The Company is required to perform annual impairment tests of its goodwill and intangible assets, or more frequently in certain circumstances. The Company has elected to test for goodwill impairment in November of each year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The key assumptions management employs to determine the fair value of the Company's reporting units (each property is considered a reporting unit) included (a) net operating income; (b) cash flows; and (c) an estimation of the fair value of each reporting unit, which was based on the Company's experience in evaluating acquisitions and market conditions. A variance in the net operating income or discount rate could have a significant impact on the amount of any goodwill impairment charge recorded.

Management cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill that totaled $14,014 million at December 31, 2003. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's tenant base, or a material negative change in its relationships with significant tenants.

Deposits

Deposits are composed of funds held by various institutions for future payments of property taxes, insurance and improvements, utility and other service deposits.

Minority interest

On January 1, 1999, Equity One (Walden Woods) Inc., a wholly-owned subsidiary, entered into a limited partnership as a general partner. An income producing shopping center ("Walden Woods Village") was contributed by its owners (the "Minority Partners"), and the Company contributed 93.656 shares of common stock (the "Walden Woods Shares") to the limited partnership at an agreed-upon price of $10.30 per share. Based on this per share price and the net value of property contributed by the Minority Partners, each of the partners received 93.656 limited partnership units. The Company has entered into a Redemption Agreement with the Minority Partners whereby the Minority Partners can request that the Company purchase either their limited partnership units or any shares of common stock which they received in exchange for their partnership units at a price of $10.30 per unit or per share no earlier than two years nor later than fifteen years after the exchange date of January 1, 1999. As a result of the Redemption Agreement, the Company has consolidated the accounts of the partnership with the Company's financial data. In addition, under the terms of the limited partnership agreement, the Minority Partners do not have an interest in the Walden Woods Shares except to the extent of dividends. Accordingly, a preference in earnings has been allocated to the Minority Partners to the extent of the dividends declared. The Walden Woods Shares are not considered outstanding in the consolidated financial statements and are excluded from the share count in the calculation of primary earnings per share.

On December 5, 2000, a wholly owned subsidiary of the Company, Equity One (North Port) Inc., entered into a limited partnership (the "Shoppes of North Port, Ltd.") as a general partner. An income producing shopping center was contributed by its owners (the "North Port Minority Partners") and the Company contributed an income producing property to a limited liability company wholly owned by the Shoppes of North Port, Ltd. Both the North Port Minority Partners and the general partner were issued 261.850 operating partnership units ("OPUs") based on the net value of the properties contributed. The North Port Minority Partners had the right to redeem their OPUs for the Company's common stock on a one-for-one basis or for cash at an agreed upon price of $11.00 per share no earlier than December 10,

2001, nor later than three and one half years thereafter. The North Port Minority Partners received a preferred quarterly distribution equal to a 9% annual return on their initial capital contribution through December 31, 2002. On January 1, 2003, the preferred distribution was reduced to a 3% annual return on their initial capital contribution. This amount is reflected as interest expense in the consolidated financial statements. During July 2003, North Port Minority Partners redeemed their OPUs in exchange for 261.850 shares of the Company's common stock.

The Company is the general partner of IRT Partners L.P. ("LP") and maintains an indirect partnership interest through its wholly-owned subsidiary, IRT Management Company. LP was formed in order to enhance the acquisition opportunities of the Company through a downREIT structure. This structure offers potential sellers of properties the ability to make a tax-deferred sale of their real estate properties in exchange for limited partnership units ("OP Units") of LP. As of December 31, 2003, there were 734.266 OP Units outstanding held by partners not affiliated with the Company. LP is obligated to redeem each OP Unit held by a person other than the Company, at the request of the holder, for cash equal to the fair market value of a share of the Company's common stock at the time of such redemption, provided that the Company may elect to acquire any such OP Unit presented for redemption for one share of common stock. Such limited partnership interest of 5.59% of LP are held by persons unaffiliated with the Company and are reflected as a minority interest in the consolidated subsidiaries in the accompanying consolidated balance sheets.

The Company also records a minority interest for the limited partners' share of equity in two separate general partnerships which it controls and is the primary beneficiary. The two partnerships in which the Company has a partnership interest are Venice Plaza (75% interest) and North Village Center (49% interest). The minority interest has been presented in the accompanying consolidated balance sheet.

Notes receivable from issuance of common stock

As a result of certain provisions of the Sarbanes-Oxley Act of 2002, the Company is generally prohibited from making loans to directors and executive officers. Prior to the adoption of the Sarbanes-Oxley Act of 2002, the Company had loaned $7,112 to various executives in connection with their exercise of options to purchase shares of the Company's common stock of which $3,505 has been repaid during 2003. The notes bear interest at a rate of 5%. Interest only is payable quarterly and the principal is due between 2006 and 2009. In accordance with the provisions of the Sarbanes-Oxley Act of 2002, there have been no material modifications to any of the terms of the loans granted to our executives.

Revenue Recognition

Rental income comprises minimum rents, expense reimbursements, termination fees and percentage rent payments. Minimum rents are recognized over the lease term on a straight-line basis as it becomes receivable according to the provisions of the lease. Expense reimbursements are recognized in the period that the applicable costs are incurred. The Company accounts for these leases as operating leases as the Company has retained substantially all risks and benefits of property ownership. Percentage rent is recognized when the tenant's reported sales have reached certain levels specified in the respective lease.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants' payment history and current credit quality.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur from shares issuable under stock-based compensation plans, which would include the exercise of stock options, and the conversion of the minority interests in the Operating Partnerships.

Management fees

Management fees consist of fees earned in connection with certain third-party leasing activities and other third-party management activities. Management fees are recognized when earned.

Income taxes

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1995. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its REIT taxable income to its stockholders. Also, at least 90% of the Company's gross income in any year must be derived from qualifying sources. The difference between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions relates primarily to temporary differences, principally real estate depreciation and amortization. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income of the Company's consolidated subchapter C-Corporation ("C-Corporation") taxable REIT subsidiary ("TRS"), is subject to federal and state income taxes.

CEFUS, was taxed as a C-Corporation and accordingly recorded current and deferred income taxes through September 19, 2001. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These taxes are reflected in the accompanying consolidated financial statements as current and deferred components of the income tax benefit/expense. In addition, certain corporate tax attributes carried over to the Company as a result of this transaction (for example, net operating losses, alternative minimum tax credit carry-forwards, etc.). Net operating losses available to the Company are estimated to be approximately $11,973, but their utilization is limited subject to the provisions of the Code Sections 381 and 382.

As a result of the acquisition of CEFUS, Code Section 1374 imposes a tax on the net built-in gain of C-Corporation (i.e. CEFUS) assets that become assets of a REIT (i.e. the Company) in a carryover-basis transaction. The estimated net built-in gain at the date of acquisition is approximately $38,390. In lieu of the tax imposed on the transferor C-Corporation (i.e. CEFUS), the Company is subject to a Ten-Year Rule, which defers and eliminates recognition of the built-in gain tax liability if the assets subject to the tax are not disposed of within ten years from the date of the acquisition. In addition to the Ten-Year Rule, the Company has the ability to utilize like-kind exchanges, carry-over C-Corporation tax attributes, and other tax planning strategies to mitigate the potential recognition of built-in gain tax.

Segment information

The Company's properties are community and neighborhood shopping centers located predominately in high growth markets in the southern United States. Each of the Company's centers are separate operating segments which have been aggregated and reported as one reportable segment because they have characteristics so similar that they are expected to have essentially the same future prospects. The economic characteristics include similar returns, occupancy and tenants and each is located near a metropolitan area with similar economic demographics and site characteristics.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections* which rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. It also rescinds FASB Statement No. 44, *Accounting for Intangible Assets or Motor Carriers*, and amends FASB Statement No. 13, *Accounting for Leases*. Finally SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions related to the rescission of FASB Statement No. 4 and its amendment Statement No. 64 are effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 as of July 2002 and has reflected gains (losses) from extinguishment of debt as part of ordinary income.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee's of Indebtedness of Other's (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34)*. FIN 45 clarifies the requirements of FASB Statement No. 5, *Accounting for Contingencies*. It requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether or not the guarantor receives separate identifiable consideration (i.e., a premium). We adopted the disclosure requirements in 2002 and the initial recognition and measurement provisions in 2003. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of SFAS No. 123, *Accounting for Stock-Based Compensation*, to require prominent disclosure in both annual and interim financial statements about the effect of the method used on reported results. SFAS No. 148 is effective for financial statements issued for fiscal years ending after December 15, 2002 and, as it relates to Opinion No. 28, *Interim Financial Reporting*, the interim periods beginning after December 15, 2002, although earlier application is encouraged. The Company applies the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in measuring stock-based compensation. Accordingly, no compensation expense has been recognized for options granted under the Company's compensation plan as no grants were made at less than market value. The Company has adopted the disclosure requirements of SFAS No. 148 in its financial statements as of December 31, 2002.

Had compensation expense been determined based upon the fair value at the grant date for awards under the Plan consistent with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share on a pro forma basis would have been:

		Years Ended December 31,		
		2003	2002	2001
Net Income	As reported	$ 63,647	$ 39,934	$ 18,721
	Stock based employee compensation expense included in reported net income	-	-	-
	Total stock based employee compensation expense determined under fair value based method for all awards	896	743	238
	Pro forma	$ 62,751	$ 39,191	$ 18,483
Basic earnings per share	As reported	$ 1.06	$ 1.22	$ 0.83
	Pro forma	$ 1.05	$ 1.20	$ 0.82
Diluted earnings per share	As reported	$ 1.05	$ 1.20	$ 0.83
	Pro forma	$ 1.03	$ 1.18	$ 0.82

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Dividend Yield	6.5% - 7.0%	7.9%	7.5%
Risk-free interest rate	1.2% - 4.27%	4.3%	4.3% - 5.1%
Expected option life (years)	1-10	10	7
Expected volatility	16.5% - 25%	24%	25%

In January 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest* Entities ("FIN 46"), an interpretation of ARB 51. FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights, variable interest entities ("VIE"), and how to determine when and which business enterprises should consolidate the VIE. In addition, FIN 46 requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make additional disclosures. The consolidation provisions of FIN 46 are effective immediately for variable interests in VIEs created after January 31, 2003. For variable interests in VIEs created before February 1, 2003, the provisions of FIN 46 are effective for the first interim or annual period ending after December 15, 2003. The Company has evaluated the effect of FIN 46 and has determined where it is the primary beneficiary and has consolidated those VIE's. Where the Company has determined it is not the primary beneficiary of the VIE, it reports the VIE under the equity method. The adoption of FIN 46 did not require a change in the accounting treatment of any VIE's. The Company has not become a party to any VIE's during 2003.

In April 2003, FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which clarifies the accounting and reporting for derivative instruments, including derivative instruments that are embedded in contracts. This statement is effective for contracts entered into or modified after June 30, 2003. The Company adopted this pronouncement beginning July 1, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for the classification and measurement of financial instruments that possess characteristics similar to both liability and equity instruments. SFAS No. 150 also addresses the classification of certain financial instruments that include an obligation to issue equity shares. On October 29, 2003, the FASB voted to defer, for an indefinite period, the application of the guidance in SFAS No. 150. The FASB decided to defer the application of certain aspects of Statement 150 until it could consider some of the resulting implementation issues. The Company has adopted certain provisions of SFAS No. 150 which did not have a material impact on the Company's financial condition or results of operations. The Company is still evaluating the potential effect of the provisions of SFAS No. 150 that have been deferred to future periods.

In December 2003, the FASB issued Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of FASB Statements No. 87, *Employers' Accounting for Pensions*, No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, and No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. This Statement retains the disclosure requirements contained in FASB Statement No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which it replaces. It requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The adoption of SFAS No. 132 (revised) did not have a material impact on the Company's financial statements.

Fair value of financial instruments

The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methods. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The Company has used the following market assumptions and/or estimation methods:

Cash and Cash Equivalents and Accounts and Other Receivables. The carrying amounts reported in the balance sheets for these financial instruments approximate fair value because of their short maturities.

Notes Receivable. The fair value is estimated by using the current interest rates at which similar loans would be made. The carrying amounts reported in the balance sheets approximate fair value.

Mortgage Notes Payable. The fair value estimated at December 31, 2003 and 2002 was $505,148 and $373,166, respectively, calculated based on the net present value of payments over the term of the loans using estimated market rates for similar mortgage loans and remaining terms.

Unsecured Revolving Credit Facilities. The fair value is estimated by using the current rates at which similar loans would be made and remaining terms. The carrying amounts reported in the balance sheets approximate fair value.

Unsecured Senior Notes Payable. The fair value estimated at December 31, 2003 was $165,700, calculated based on the net present value of payments over the term of the loan using estimated market rate for similar notes and remaining terms.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year financial presentation.

3. Properties

Composition in the consolidated balance sheets:	December 31, 2003	December 31, 2002
Land and land improvements	$ 654,654	$ 178,066
Building and building improvements	924,097	495,301
Tenant improvements	15,828	9,574
Total income producing property	1,594,579	682,941
Less: accumulated depreciation	(66,406)	(40,433)
Total rental property	1,528,173	642,508
Construction in progress and land held for development	74,686	35,923
Property held for sale	14,440	-
Properties, net	$1,617,299	$ 678,431

Acquisitions

The following table reflects properties acquired (excluding the properties acquired in the IRT merger – see Note 1) since January 1, 2003:

Property	Location	Date Purchased	SquareFeet/ Acres	Purchase Price
Westridge	Henry County, GA	February	13.5 acres	$ 1,688
HEB – Spring Shadow	Houston, TX	April	62,661	3,500
Sheridan Plaza	Hollywood, FL	July	451,294	75,325
Butler Creek	Acworth, GA	July	95,597	12,100
Bandera Outparcel	San Antonio, TX	July	6,000	533
Presidential	Snellville, GA	August	374,112	47,238
Hunters Creek	Orlando, FL	September	68,032	7,446
Bridgemill	Canton, GA	November	78,654	14,070
Hamilton Ridge	Buford, GA	December	89,496	13,650
Belfair Towne Village	Bluffton, SC	December	125,389	19,861
Publix at Middle Beach	Panama City Beach, FL	December	69,277	7,637
Publix at Woodruff	Greenville, SC	December	68,055	7,985
				$ 211,033

No equity interests were issued or issuable in connection with the above purchases and no contingent payments, options or commitments are specific in the agreements. No goodwill was recorded in conjunction with the above acquisitions. The Company has determined that the amounts assigned to intangible assets acquired are not significant in relation to the total cost of the acquisition.

4. Accounts and Other Receivables

Composition in the consolidated balance sheets:	December 31, 2003	December 31, 2002
Tenants	$ 13,921	$ 6,568
Other	772	1,104
Allowance for doubtful accounts	(1,201)	(619)
Total accounts and other receivables	$ 13,492	$ 7,053

5. Investments in Joint Ventures

A summary of the Company's investments in joint ventures at December 31, 2003 and 2002 is as follows (all investments in unconsolidated entities are accounted for under the equity method):

Entity	Location	Ownership	December 31, 2003	December 31, 2002
PG Partners	Palm Beach Gardens, FL	50.0%	$ 2,633	$ 2,823
Parcel F, LLC	Palm Beach Gardens, FL	50.0%	228	228
Oaksquare JV*	Gainesville, FL	-	-	1,243
CDG (Park Place) LLC**	Plano, TX	-	-	5,727
Investments in joint ventures			$ 2,861	$ 10,021

*The Company sold its interest in this joint venture during 2003.
** The property held by this joint venture was sold during 2003.

A summary of the unaudited balance sheets for the joint ventures being reported on the equity method of accounting is as follows:

Condensed Balance Sheet	As of December 31, 2003	As of December 31, 2002
Assets:		
Rental properties, net	$ 16,688	$ 47,309
Cash and cash equivalents	-	690
Other assets	457	1,170
Total assets	$ 17,145	$ 49,169
Liabilities and Ventures' Equity:		
Mortgage notes	$ 12,878	$ 44,625
Other liabilities	90	651
Ventures' equity	4,177	3,893
Total	$ 17,145	$ 49,169

The Company's investments in joint ventures, as reported on its consolidated balance sheets, differ from its proportionate share of the joint ventures' underlying net assets due to basis differentials. This basis differential of approximately $1,000 and $5,000 as of December 31, 2003 and 2002, respectively, is being depreciated over the useful lives of the related assets.

A summary of the unaudited statements of operations for the joint ventures being reported on the equity method of accounting is as follows:

Condensed Statements of Operations	Year Ended December 31, 2003	2002	2001
Revenues:			
Rental revenues	$ 5,313	$ 7,176	$ 6,376
Other revenues	8	12	125
Total revenues	5,321	7,188	6,501
Expenses:			
Operating expenses	1,228	1,742	1,399
Interest expense	2,058	2,932	3,285
Depreciation	905	1,291	579
Other expense	130	125	250
Total expense	4,321	6,090	5,513
Net income	$ 1,000	$ 1,098	$ 988
The Company's equity in income (loss) of joint ventures reported in	$ 500	$ 549	$ 494
Continuing operations	$ (126)	$ (15)	$ (93)
Discontinued operations	$ 626	$ 564	$ 587

Significant accounting policies used by the unconsolidated joint ventures are similar to those used by the Company.

6. Other Assets

Composition in the consolidated balance sheets:

	December 31, 2003	December 31, 2002
Notes Receivable, bearing interest at 8.0% through 10.0% per annum, maturing from February 2004 through November 2010	$ 3,050	$ 5,827
Deposits and escrow impounds	10,885	6,916
Deferred expenses	8,681	5,263
Furniture and equipment, net	2,974	1,138
Prepaid and other assets	3,164	4,267
Total other assets	$ 28,754	$ 23,411

7. Notes Payable

Composition in the consolidated balance sheets:	December 31, 2003	December 31, 2002
Fixed rate mortgage loans		
Various mortgage notes payable secured by rental properties, bearing interest at 5.07% to 9.25% per annum, maturing from February 2005 through November 2024	$ 459,103	$ 307,508
Variable rate mortgage loans		
Mortgage notes payable secured by rental properties. This mortgage was retired during 2003	–	24,635
Total mortgage notes payable	459,103	332,143
Revolving credit facilities		
Unsecured line of credit of $340,000, with a bank group, bearing interest at LIBOR plus 0.65% to 1.35%, maturing February 2006.	162,000	–
Unsecured line of credit of $5,000, with a bank, bearing interest at LIBOR plus 2.25%, maturing August 2004	–	–
Line of credit of $41,300 with a bank. During 2003, the Company entered into a new revolving credit facility and retired this facility	–	23,000
Total revolving credit facilities	162,000	23,000
Fixed Rate Unsecured Senior Notes Payable		
Senior notes of $25,000, bearing interest of 7.84%, maturing January 2012	25,000	–
Senior notes of $50,000, bearing interest of 7.77%, maturing April 2006	50,000	–
Senior notes of $75,000, bearing interest of 7.25%, maturing August 2007	75,000	–
Total fixed rate unsecured senior notes payable	150,000	–
Unamortized premium on notes payable		
Unamortized premium on mortgage notes payable.	11,779	–
Unamortized premium on unsecured senior notes payable	12,439	–
Total unamortized premium on notes payable	24,218	–
Total notes payable	$ 795,321	$ 355,143

Each of the existing mortgage loans is secured by a mortgage on one or more of the Company's properties. Certain of the mortgage loans involving an aggregate principal balance of approximately $182,000 contain prohibitions on transfers of ownership which may have been violated by the Company's previous issuances of common stock or in connection with past acquisitions and may be violated by transactions involving the Company's capital stock in the future. If a violation were established, it could serve as a basis for a lender to accelerate amounts due under the affected mortgage. To date, no lender has notified the Company that it intends to accelerate its mortgage. Based on discussions with various lenders, current credit market conditions and other factors, the Company believes that the mortgages will not be accelerated. Accordingly, the Company believes that the violations of these prohibitions will not have a material adverse impact on the Company's results of operations or financial condition.

On February 7, 2003, the Company entered into a $340,000 unsecured revolving credit facility with a syndicate of banks for which Wells Fargo Bank, National Association is the administrative agent. This facility bears interest at the Company's option at (i) LIBOR plus 0.65% to 1.35%, depending on the credit ratings of the Company's senior unsecured long term notes or (ii) at the greater of (x) Wells Fargo's prime rate and (y) the Federal Funds Rate plus 0.5%. Based on the Company's current rating the LIBOR spread is 1.0%. The facility also includes a competitive bid option which allows the Company to conduct auctions among the participating banks for borrowings in an amount not to exceed $150,000, a $25,000 swing line facility for short term borrowings, a $20,000 letter of credit commitment and may, at the request of the Company, be increased up to a total commitment of $400,000. The facility expires February 12, 2006 and the Company has a one year extension option. In addition, the facility contains customary covenants, including financial covenants regarding debt levels, total liabilities, interest coverage, EBITDA levels, unencumbered properties, permitted investments and others. The facility also prohibits stockholder distributions in excess of 95% of funds from operations calculated at the end of each fiscal quarter for the four fiscal quarters then ending. Notwithstanding this limitation, the Company can make stockholder distributions to avoid income taxes on asset sales. If a default under the facility exists, the Company's ability to pay dividends would be limited to the amount necessary to maintain the Company's status as a REIT unless the default is a payment default or bankruptcy event in which case the Company would be prohibited from paying any dividends. The facility is guaranteed by most of the Company's wholly-owned subsidiaries. As of December 31, 2003, the Company had $162,000 outstanding on this credit facility. The weighted average interest rate of as of December 31, 2003 was 2.06%, including the effect of interest rate hedges.

As a result of the Company's merger with IRT, the Company assumed IRT's obligations relating to $150,000 principal amount of unsecured senior notes, bearing interest at fixed interest rates ranging from 7.25% to 7.84% and maturing between 2006 and 2012. The interest rate of one series of these senior notes is subject to a 50 basis point increase if the Company does not maintain an investment grade debt rating. These notes have also been guaranteed by most of the Company's wholly-owned subsidiaries and LP.

Principal maturities (including scheduled amortization payments) of the notes payable as of December 31, 2003 are as follows:

Year ending December 31,	Amount
2004	$ 12,159
2005	39,870
2006	246,743
2007	87,961
2008	50,270
Thereafter	334,100
Total	$ 771,103

Interest costs incurred were $41,305, $25,004 and $24,345 in the years ended December 31, 2003, 2002 and 2001, respectively, of which $3,822, $2,375 and $2,102 were capitalized in the years ended December 31, 2003, 2002 and 2001, respectively.

8. Financial Instruments – Derivatives and Hedging

In the normal course of business, the Company is exposed to the effect of interest rate changes that could affect its results of operations or cash flows. The Company limits these risks by following established risk management policies and procedures, including the use of a variety of derivative financial instruments to manage or hedge interest rate risk. The Company does not enter into derivative instruments for speculative purposes. The Company requires that the hedging derivative instruments be effective in reducing interest rate risk exposure. This effectiveness is essential to qualify for hedge accounting. Changes in each hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income or loss. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs.

Hedges that meet these hedging criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Additionally, any derivative instrument used for risk management that becomes ineffective is marked to market.

The Company does not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

Interest rate hedges that are designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains or losses in the fair value of these hedges are reported on the balance sheet and are included in accounts payable and accrued expenses with a corresponding adjustment to either accumulated other comprehensive income or loss, or in earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains or losses are reported in accumulated other comprehensive income or loss. Over time, the unrealized gains or losses held in accumulated other comprehensive income or loss will be recognized in earnings consistent with when the hedged items are recognized in earnings.

In conjunction with the Company's policy to reduce interest rate risk, it has entered into interest rate swaps to hedge the variability of monthly cash outflows attributable to changes in LIBOR. Under the swaps, the Company receives LIBOR based payments and pays a fixed rate. A summary of the terms of the derivative instruments, as of December 31, 2003, and a reconciliation of the fair value and adjustments to accumulated other comprehensive loss (in thousands) is as follows:

Hedge type	Cash Flow
Description	Swap
Range of notional amounts	$10,000 - $50,000
Total	$70,000
Range of interest rates	1.38% – 2.3975%
Range of maturity dates	2/12/04 - 2/12/06
Total accumulated other comprehensive loss at December 31, 2002	-
Change in fair value for the year ended December 31, 2003	$ (122)
Total accumulated other comprehensive loss at December 31, 2003	$ (122)

The estimated fair value of the Company's financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

9. Consolidating Financial Information

As of December 31, 2003, most of the Company's subsidiaries, including IRT Partners L.P., have guaranteed the Company's indebtedness under the unsecured senior debt. The guarantees are joint and several and full and unconditional.

		Guarantors				
Condensed Balance Sheet	**Equity One, Inc.**	**Combined Subsidiaries**	**IRT Partners, LP**	**Non Guarantors**	**Eliminating Entries**	**Consolidated Equity One**
As of December 31, 2003						
ASSETS						
Properties, net	$526,136	$ 561,455	$ 187,132	$ 342,576	$ -	$1,617,299
Investment in affiliates	435,752	-	-	-	(435,752)	-
Other assets	22,865	21,926	2,940	12,356	-	60,087
Total	$984,753	$ 583,381	$ 190,072	$ 354,932	$ (435,752)	$1,677,386
LIABILITIES						
Mortgage notes payable	$ 74,726	$ 171,230	$ 34,400	$ 178,747	$ -	$ 459,103
Unsecured revolving credit facilities	162,000	-	-	-	-	162,000
Unsecured senior notes, net	150,000	-	-	-	-	150,000
Unamortized premium on notes payable	13,505	5,950	4,661	102	-	24,218
Other liabilities	13,000	15,522	1,780	8,539	-	38,841
Total liabilities	413,231	192,702	40,841	187,388	-	834,162
MINORITY INTEREST	-	-	-	-	12,672	12,672
STOCKHOLDERS' EQUITY						
Total stockholders' equity	571,522	390,679	149,231	167,544	(448,424)	830,552
Total	$984,753	$ 583,381	$ 190,072	$ 354,932	$ (435,752)	$1,677,386

Condensed Statement of Operations	Equity One Inc.	Guarantors Combined Subsidiaries	Guarantors IRT Partners, LP	Non Guarantors	Consolidated Equity One
For the Year Ended December 31, 2003					
RENTAL REVENUE:					
Minimum rents	$ 46,137	$ 49,370	$ 15,455	$ 34,035	$ 144,997
Expense recoveries	10,790	14,875	4,647	11,428	41,740
Termination fees	193	413	27	749	1,382
Percentage rent payments	541	376	295	645	1,857
Total rental revenue	57,661	65,034	20,424	46,857	189,976
COSTS AND EXPENSES:					
Property operating expenses	15,947	16,886	6,295	15,738	54,866
Interest expense	12,983	8,560	2,161	14,122	37,826
Amortization of deferred financing fees	603	314	1	193	1,111
Rental property depreciation and amortization	8,055	10,517	2,672	6,354	27,598
General and administrative expenses	10,777	253	16	-	11,046
Total costs and expenses	48,365	36,530	11,145	36,407	132,447
INCOME BEFORE OTHER INCOME AND EXPENSES, DISCONTINUED OPERATIONS AND MINORITY INTEREST	9,296	28,504	9,279	10,450	57,529
OTHER INCOME AND EXPENSES:					
Investment income	386	605	72	26	1,089
Other income (expense)	912	(285)	-	60	687
Equity in loss of joint ventures	-	(126)	-	-	(126)
Loss on extinguishment of debt	-	(514)	-	(109)	(623)
INCOME BEFORE DISCONTINUED OPERATIONS AND MINORITY INTEREST	10,594	28,184	9,351	10,427	58,556
DISCONTINUED OPERATIONS					
Income from operations of sold properties	-	1,850	839	122	2,811
Gain on disposal of income producing properties	-	2,613	-	470	3,083
Total income from discontinued operations	-	4,463	839	592	5,894
INCOME BEFORE MINORITY INTEREST	10,594	32,647	10,190	11,019	64,450
MINORITY INTEREST	(139)	36	(570)	(130)	(803)
NET INCOME	$ 10,455	$ 32,683	$ 9,620	$ 10,889	$ 63,647

10. Debt Extinguishment

During 2003, the Company prepaid four mortgages and incurred a loss of $623 on the early extinguishment of debt. During 2002, the Company settled an outstanding mortgage note payable at less than face value and recognized a gain of $1,520 on an early extinguishment of debt. During 2001, the Company prepaid a mortgage and incurred a loss of $1,546 on an early extinguishment of debt. The Company has adopted SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, and is reporting gains and losses on extinguishment of debt as part of ordinary income as they no longer meet the criteria for extraordinary gain (loss) accounting treatment.

11. Dispositions

The Company has adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective January 1, 2002, and has included the operations of properties sold and held for sale, as well as the gain on sale of sold properties identified for sale on or after January 1, 2002, as discontinued operations for all periods presented.

The following table reflects properties being reported in discontinued operations for the years ended December 31, 2003 and 2002:

Property	Location	Date Sold	Square Feet/ Acres	Gross Sales Price	Gain On Sale
2003 Dispositions					
Eckerd	Leesburg, FL	March	12,739	$ 4,050	$ 326
Eckerd	Melbourne, FL	March	10,908	2,715	177
Pompano	Pompano Beach, FL	April	80,697	3,400	470
Huntcrest outparcels	Huntcrest, GA	May	2.94 acres	1,686	- *
Oak Square Joint Venture	Gainesville, FL	June	n/a	2,230	901
CDG (Park Place) LLC JV	Plano, TX	September	n/a	4,434	1,209
Heritage Walk	Milledgeville, GA	November	159,991	10,000	- *
Stadium Plaza	Phenix City, AL	December	70,475	4,800	- *
Total				$ 33,315	$ 3,083

*Properties acquired as part of the IRT Property Company merger.

As of December 31, 2003, two retail properties and two outparcels of land were classified as property held for sale. These properties have an aggregate gross leasable area of 307,852 square feet and an aggregate net book value of $14,440.

Property	Location	Date Sold	Square Feet/ Acres	Gross Sales Price	Gain On Sale
2002 Dispositions					
Equity One Office	Miami Beach, FL	February	28,780	$ 6,050	$ 4,396
Olive land	Miami, FL	February	6.79 acres	1,900	694
Benbrook	Fort Worth, TX	February	247,422	2,590	1,032
Montclair apartments	Miami Beach, FL	September	9,375	2,450	981
Shoppes of Westburry	Miami, FL	July	33,706	5,220	167
Forest Edge	Orlando, FL	July	68,631	3,475	561
Northwest Crossing	Dallas, TX	September	33,366	2,350	363
McMinn Plaza	Athens, TN	November	107,200	6,200	951
Woodforest	Houston, TX	December	12,741	1,850	119
Total				$ 32,085	$ 9,264

12. Stockholders' Equity and Earnings Per Share

The following table reflects the change in number of shares of common stock outstanding for the year ended December 31, 2003:

	Common Stock	Options Exercised	Total
Board of Directors	24 *	16	40
Officers	386 *	491	877
Employees	32 *	388	420
Exercise of OP units	262	-	262
IRT acquisition	17,490	-	17,490
Private placement	6,911	-	6,911
Security offerings	6,000	-	6,000
Dividend Reinvestment and Stock Purchase Plan	2,813	-	2,813
Total	33,918	895	34,813

* Reflects shares of "restricted stock" which are subject to forfeiture and vest over a period of two to five years.

The following table reports dividends paid for the twelve months ended December 31, 2003 and 2002:

2003			2002		
Date	Per Share	Amount	Date	Per Share	Amount
March 31	$ 0.27	$ 16,130	March 28	$ 0.27	$ 8,015
June 30	$ 0.27	17,084	June 28	$ 0.27	9,124
September 30	$ 0.28	18,159	September 30	$ 0.27	9,298
December 31	$ 0.28	19,304	December 31	$ 0.27	9,336
Total		$ 70,677	Total		$35,773

The following is a reconciliation of the amounts of net income and shares of common stock used in calculating basic and diluted per-share income ("EPS") for the years ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net Income	$ 63,647		
Basic EPS			
Income attributable to common stockholders	$ 63,647	59,998	$ 1.06
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	103	94	
Unvested restricted stock	-	612	
Convertible partnership units	700	648	
Stock options	-	313	
	803	1,667	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 64,450	61,665	$ 1.05

Options to purchase 350 shares of common stock at $16.22 per share were outstanding at December 31, 2003 but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

	For the Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net Income	$ 39,934		
Basic EPS			
Income attributable to common stockholders....	$ 39,934	32,662	$ 1.22
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	101	94	
Unvested restricted stock	-	298	
Convertible partnership units	259	262	
Stock options	-	127	
	360	781	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 40,294	33,443	$ 1.20

All options outstanding at December 31, 2002 were included in the computation of diluted EPS.

	For the Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net Income	$ 18,721		
Basic EPS			
Income attributable to common stockholders ...	$ 18,721	22,414	$ 0.83
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	99	94	
Unvested restricted stock	-	192	
Convertible partnership units	259	262	
Stock options	-	75	
	358	623	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 19,079	23,037	$ 0.83

Options to purchase 30 shares of common stock at $12.38 per share were outstanding at December 31, 2001 but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

For the year ended December 31, 2001, basic and diluted earnings per share have been adjusted so that the weighted average number of shares used in those calculations include the effect of the assumed issuance on August 18, 2000 of 68.07% of the 10,500 shares which were issued in connection with the CEFUS acquisition on September 20, 2001. This adjustment is in accordance with the CEFUS Accounting Treatment described in Note 1.

13. <u>Benefit Plans</u>

Stock-Based Compensation

On October 23, 1996, the Company adopted the Equity One, Inc. 1995 Stock Option Plan (the "Plan"), which was amended December 10, 1998. The purpose of the Plan is to further the growth of the Company by offering incentives to directors, officers and other key employees of the Company, and to increase the interest of these employees in the Company through additional ownership of its common stock. The effective date of the Plan was January 1, 1996. The maximum number of shares of common stock as to which options may be granted under this Plan is 1,000 shares, which is reduced each year by the required or discretionary grant of options. The term of each option is determined by the Compensation Committee of the Company (the "Committee"), but in no event can be longer than ten years from the date of the grant. The vesting of the options is determined by the Committee, in its sole and absolute discretion, at the date of grant of the option.

On June 23, 2000, the Company, with shareholder approval, adopted the Equity One 2000 Executive Incentive Compensation Plan (the "2000 Plan"). The terms of the 2000 Plan provide for grants of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property. The persons eligible to receive an award under the 2000 Plan are the officers, directors, employees and independent contractors of the Company and its subsidiaries.

During the term of the 2000 Plan, as amended by the shareholders on May 24, 2002, the total number of shares of Common Stock that may be issuable under the 2000 Plan is 2,500 shares, plus (i) the number of shares with respect to which options previously granted under the 1995 Stock Option Plan terminate without being exercised, and (ii) the number of shares that are surrendered in payment of the exercise price for any awards or any tax withholding requirements.

The following is a summary of the Company's stock option activity for the years ended December 31, 2003, 2002 and 2001:

	2003		**2002**		**2001**	
	Stock Options	**Weighted Average Exercise Price**	**Stock Options**	**Weighted Average Exercise Price**	**Stock Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of year	960	$ 11.78	625	$ 10.12	953	$ 10.08
Granted	860	14.44	509	13.25	175	10.00
IRT options*	827	11.17	-	-	-	-
Forfeited	(51)	-	-	-	-	-
Exercised	(895)	10.96	(174)	10.15	(503)	10.00
Outstanding at the end of year	1,701	$ 13.22	960	$ 11.78	625	$ 10.12
Exercisable, end of year	708	$ 12.09	541	$ 11.78	325	$ 10.23
Weighted average fair value of options granted during the year		$ 1.24		$ 1.69		$ 2.39

*Converted to the Company's options upon merger with IRT.

The following table summarizes information about outstanding stock options as of December 31, 2003:

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Number Exercisable
$ 9.00 - 9.99	14	7.0	14
$10.00 – 10.99	302	5.8	215
$11.00 – 11.99	45	6.7	45
$12.00 – 12.99	33	3.5	33
$13.00 – 13.99	947	8.8	401
$14.00 – 14.99	10	9.5	-
$16.22	350	9.0	-
	1,701		708

Restricted Stock Grants

The Company grants restricted stock to its officers, directors, and other employees. Vesting periods for the restricted stock are determined by the Company's Compensation Committee. As of December 31, 2003, the Company had 649 shares of non-vested restricted stock grants outstanding. The vesting of the 649 shares is as follows:

Year Ending December 31,	Number of Shares
2004	233
2005	193
2006	24
2007	199
Total	649

401(k) Plan

The Company has a 401(k) defined contribution plan (the "401(k) Plan") covering substantially all of the officers and employees of the Company which permits participants to defer up to a maximum of $12,000 of their compensation. The Company matches 75% of the employees' contribution up to a maximum of 4.5% of an employees' annual compensation. Employees' contributions vest immediately and the Company's matching contributions vest over three years. The Company's contributions to the 401(k) Plan for the year ended December 31, 2003, 2002 and 2001 (inception) were $177, $67 and $49, respectively. The 401(k) Plan invests the Company's matching contributions by purchasing publicly traded shares of the Company's common stock.

14. Future Minimum Rental Income, Commitments and Contingent Liabilities

Future minimum rental income under noncancelable operating leases approximates the following as of December 31, 2003:

Year Ending December 31,	Amount
2004	$ 149,960
2005	127,486
2006	106,482
2007	86,113
2008	68,212
Thereafter	344,426
Total	$ 882,679

As of December 31, 2003 and 2002, the Company has pledged letters of credit for $1,433 and $1,128, respectively, as additional security for financing.

The Company is subject to litigation in the normal course of business, none of which as of December 31, 2003 in the opinion of management will have a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

15. Related Party Transactions

As of December 31, 2003 and 2002, the Company had outstanding loans to various executives in connection with their exercises of options to purchase shares of the Company's common stock. The notes bear interest at 5%. Interest is payable quarterly and the entire principal is due between 2006 and 2007. Investment income earned on the loans was $255 and $337 for the years ended December 31, 2003 and 2002, respectively.

16. Quarterly Financial Data (unaudited)

	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter(1)	Total(2)
2003:					
Total revenues	$ 37,411	$ 48,230	$ 50,120	$ 54,215	$189,976
Income before discontinued operations	11,382	14,472	15,617	17,085	58,556
Net income	$ 12,344	$ 16,352	$ 17,249	$ 17,702	$ 63,647
Basic per share data					
Income before discontinued operations	$ 0.19	$ 0.23	$ 0.26	$ 0.28	$ 0.96
Net Income	$ 0.22	$ 0.27	$ 0.28	$ 0.29	$ 1.06
Diluted per share data					
Income before discontinued operations	$ 0.18	$ 0.24	$ 0.25	$ 0.28	$ 0.95
Net income	$ 0.22	$ 0.26	$ 0.28	$ 0.29	$ 1.05
2002:					
Total revenues	$ 24,435	$ 23,264	$ 24,815	$ 26,390	$ 98,904
Income before discontinued operations	6,050	6,591	9,270	5,443	27,354

	First Quarter[1]	Second Quarter[1]	Third Quarter[1]	Fourth Quarter[1]	Total[2]
Net income	$ 13,267	$ 8,438	$ 10,926	$ 7,303	$ 39,934
Basic per share data					
Income before discontinued operations	$ 0.19	$ 0.20	$ 0.28	$ 0.17	$ 0.84
Net income	$ 0.41	$ 0.26	$ 0.33	$ 0.22	$ 1.22
Diluted per share data					
Income before discontinued operations	$ 0.18	$ 0.20	$ 0.28	$ 0.16	$ 0.82
Net income	$ 0.40	$ 0.26	$ 0.32	$ 0.22	$ 1.20

(1) Restated to reflect the reporting of discontinued operations.

(2) The sum of quarterly earnings per share amounts may differ from annual earnings per share.

* * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Equity One, Inc.

We have audited the consolidated financial statements of Equity One, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 10, 2004; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company, listed in Item 15(a)2. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
March 10, 2004

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH Carried at Close of Period					
Property	Location	ENCUM-BRANCES	LAND	BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
Income Producing Properties											
ALABAMA											
Madison Centre	Madison	$3,918	$1,424	$5,187	$20	$1,424	$5,207	$6,631	($168)	February 12, 2003	40
West Gate Plaza	Mobile	-	1,288	3,162	-	1,288	3,162	4,450	(69)	February 12, 2003	40
ARIZONA											
Big Curve	Yuma	5,437	2,403	7,206	50	2,426	7,233	9,659	(417)	September 21, 2001	40
Park Northern	Phoenix	2,284	1,058	3,176	371	1,068	3,538	4,605	(221)	August 15, 2000	40
FLORIDA											
North Florida											
Atlantic Village	Atlantic Beach	-	1,190	4,760	956	1,190	5,716	6,906	(1,496)	June 30, 1995	40
Beauclerc Village	Jacksonville	-	560	2,242	801	651	2,952	3,603	(509)	May 15, 1998	40
Commonwealth	Jacksonville	2,754	730	2,920	1,456	730	4,376	5,106	(1,125)	February 28, 1994	40
Forest Village	Tallahassee	4,488	725	-	7,971	3,222	5,474	8,696	(449)	January 28, 1999	40
Ft. Caroline	Jacksonville	-	738	2,432	607	738	3,040	3,777	(732)	January 24, 1994	40
Losco	Jacksonville	-	250	-	718	253	715	968	(64)	May 17, 1999	40
Mandarin Mini	Jacksonville	-	362	1,148	318	362	1,466	1,828	(352)	May 10, 1994	40
Mandarin Landing	Jacksonville	-	4,443	4,747	1,340	4,443	6,087	10,530	(845)	December 10, 1999	40
Middle Beach Shopping Center	Panama City Beach	2,808	2,159	5,542	0	2,159	5,542	7,701	(17)	December 23, 2003	40
Monument Point	Jacksonville	-	1,336	2,330	110	1,336	2,440	3,776	(443)	January 31, 1997	40
Oak Hill	Jacksonville	-	690	2,760	140	690	2,900	3,590	(607)	December 7, 1995	40
Parkmore Plaza	Milton	-	3,181	3,002	30	3,181	3,032	6,213	(98)	February 12, 2003	40
Pensacola Plaza	Pensacola	-	1,122	990	3	1,122	993	2,115	(32)	February 12, 2003	40
South Beach	Jacksonville Beach	-	5,799	23,102	46	5,799	23,148	28,947	(507)	February 12, 2003	40
Central Florida											
Alafaya Commons	Orlando	-	6,742	9,677	14	6,742	9,691	16,433	(215)	February 12, 2003	40
Conway Crossing	Orlando	-	4,423	5,818	26	4,423	5,844	10,267	(129)	February 12, 2003	40
Shoppes of Eastwood	Orlando	6,250	1,680	6,976	55	1,688	7,023	8,711	(270)	June 28, 2002	40
Walden Woods	Plant City	2,387	950	550	98	950	648	1,598	(381)	January 1, 1999	40
Eustis Square	Eustis	-	1,450	4,515	344	1,463	4,846	6,309	(2,042)	October 22, 1993	40
Hunters Creek	Orlando	-	2,035	5,445	-	2,035	5,445	7,480	(45)	September 23, 2003	40
Kirkman Shoppes	Orlando	9,524	3,237	9,714	67	3,237	9,781	13,018	(994)	August 15, 2000	33
Lake Mary	Orlando	24,529	5,578	13,878	6,123	7,092	18,487	25,579	(3,260)	November 9, 1995	40
Park Promenade	Orlando	6,302	2,810	6,444	454	2,810	6,898	9,708	(961)	January 31, 1999	40
Town & Country	Kissimmee	-	1,426	4,397	-	1,426	4,397	5,823	(96)	February 12, 2003	40
Unigold	Winter Park	-	2,181	8,195	22	2,181	8,216	10,398	(181)	February 12, 2003	40

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH Carried at Close of Period					
Property	Location	ENCUM-BRANCES	LAND	BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
Florida West Coast											
Bay Pointe Plaza	St. Petersburg	-	2,733	7,810	34	2,733	7,844	10,577	(173)	February 12, 2003	40
Carrollwood	Tampa	-	1,873	7,322	24	1,873	7,346	9,219	(163)	February 12, 2003	40
Charlotte Square	Port Charlotte	3,614	1,924	6,644	45	1,924	6,689	8,613	(147)	February 12, 2003	40
Chelsea Place	New Port Richey	-	3,708	6,491	-	3,708	6,492	10,199	(142)	February 12, 2003	40
East Bay Plaza	Largo	-	314	903	609	325	1,501	1,826	(916)	July 27, 1993	40
Gulf Gate Plaza	Naples	-	3,900	377	36	3,900	413	4,313	(49)	February 12, 2003	40
Lake St. Charles	Tampa	3,873	1,256	3,768	13	1,268	3,768	5,037	(215)	September 21, 2001	40
Lutz Lake	Lutz	7,500	4,742	5,199	32	4,742	5,231	9,973	(123)	February 12, 2003	40
Marco Town Center	Marco Island	8,731	3,872	11,966	564	3,872	12,529	16,402	(1,118)	August 15, 2000	37
Mariners Crossing	Spring Hill	3,380	1,511	4,447	8	1,511	4,456	5,966	(370)	September 12, 2000	40
North River Village Center	Ellenton	-	3,543	9,551	-	3,543	9,551	13,094	(209)	February 12, 2003	40
Regency Crossing	Port Richey	-	1,752	6,754	1	1,752	6,755	8,507	(148)	February 12, 2003	40
Ross Plaza	Tampa	6,642	2,115	6,346	71	2,115	6,417	8,532	(646)	August 15, 2000	33
Seven Hills	Spring Hill	-	1,556	5,167	-	1,556	5,167	6,723	(113)	February 12, 2003	40
Shoppes of North Port	North Port	4,108	1,452	5,807	25	1,452	5,832	7,284	(448)	December 5, 2000	40
Skipper Palms	Tampa	3,556	1,302	3,940	19	1,315	3,947	5,261	(237)	September 21, 2001	40
Summerlin Square	Fort Myers	3,898	1,043	7,989	1,262	2,187	8,107	10,294	(1,165)	June 10, 1998	40
Venice Plaza	Venice	-	3,120	450	33	3,120	483	3,603	(110)	February 12, 2003	40
Florida Treasure Coast											
Bluffs Square	Jupiter	10,086	3,232	9,917	248	3,232	10,165	13,397	(1,062)	August 15, 2000	33
Cashmere Corners	Port St. Lucie	5,245	1,436	5,530	136	1,435	5,666	7,102	(388)	August 15, 2000	40
Jonathan's Landing	Jupiter	2,901	1,145	3,442	-	1,146	3,442	4,587	(307)	August 15, 2000	37
New Smyrna Beach	New Smyrna Beach	-	2,598	9,532	33	2,598	9,565	12,163	(211)	February 12, 2003	40
Old King Commons	Palm Coast	-	1,695	5,005	17	1,695	5,022	6,717	(112)	February 12, 2003	40
Ryanwood	Vero Beach	-	2,281	6,880	19	2,281	6,899	9,180	(381)	August 15, 2000	40
Salerno Village	Stuart	-	807		1,021	1,009	819	1,828	(36)	May 6, 2002	40
Treasure Coast	Vero Beach	4,804	2,676	8,444	3	2,676	8,447	11,123	(185)	February 12, 2003	40
South Florida / Atlantic Coast											
Bird Ludlum	Miami	10,296	4,080	16,318	485	4,088	16,795	20,883	(3,996)	August 11, 1994	40
Boca Village	Boca Raton	8,298	3,385	10,174	179	3,385	10,354	13,738	(928)	August 15, 2000	37
Boynton Plaza	Boynton Beach	7,494	2,943	9,100	29	2,943	9,130	12,072	(922)	August 15, 2000	33
Countryside Shops	Cooper City	-	13,963	13,853	20	13,963	13,874	27,836	(306)	February 12, 2003	40
Crossroads Square	Ft. Lauderdale	12,510	6,674	4,405	-	3,592	7,486	11,079	(305)	August 15, 2000	40
El Novillo	Miami Beach	-	250	1,000	151	250	1,151	1,401	(284)	April 30, 1998	40
Epsilon	W. Palm Beach	-	123	493	949	123	1,442	1,565	(297)	February 15, 1995	40
Greenwood	Palm Springs	-	6,646	10,295	15	6,646	10,310	16,956	(226)	February 12, 2003	40
Lago Mar	Miami	-	5,020	6,609	12	5,020	6,621	11,641	(146)	February 12, 2003	40
Lantana Village	Lantana	3,669	1,350	7,978	207	1,350	8,185	9,535	(1,144)	January 6, 1998	40
Meadows	Miami	6,568	2,303	6,670	90	2,303	6,760	9,063	(283)	May 23, 2002	40
Oakbrook	Palm Beach Gardens	-	4,915	8,718	4,956	6,074	12,515	18,589	(818)	August 15, 2000	40
Pine Island	Davie	24,938	8,557	12,860	159	8,557	13,019	21,576	(1,501)	August 26, 1999	40

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

Property	Location	ENCUM-BRANCES	INITIAL COST TO COMPANY LAND	INITIAL COST TO COMPANY BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	GROSS AMOUNTS AT WHICH Carried at Close of Period Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
South Florida / Atlantic Coast (continued)											
Pine Ridge Square	Coral Springs	7,354	9,006	9,850	30	9,006	9,880	18,886	(220)	February 12, 2003	40
Plaza Alegre	Miami	-	1,550	9,191	117	1,550	9,308	10,858	(277)	February 26, 2002	40
Plaza Del Rey	Miami	-	740	2,961	185	740	3,146	3,886	(1,352)	August 22, 1991	40
Point Royale	Miami	4,533	3,720	5,005	1,212	3,720	6,217	9,937	(1,261)	July 27, 1995	40
Prosperity Centre	Palm Beach Gardens	6,390	4,597	13,838	2	4,597	13,840	18,437	(1,269)	August 15, 2000	40
Ridge Plaza	Davie	-	3,905	7,450	565	3,905	8,014	11,920	(984)	August 15, 2000	40
Riverside Square	Coral Springs	7,694	7,202	8,260	12	7,202	8,272	15,474	(182)	February 12, 2003	40
Sawgrass Promenade	Deerfield Beach	8,298	3,280	9,851	220	3,280	10,071	13,351	(1,042)	August 15, 2000	40
Sheridan	Hollywood	-	39,408	36,241	0	39,408	36,241	75,649	(455)	July 14, 2003	40
Shoppes of Ibis	West Palm Beach	5,865	3,001	6,299	26	3,002	6,323	9,326	(242)	July 10, 2002	40
Shops at Skylake	North Miami Beach	14,628	7,630		20,797	12,048	16,379	28,427	(1,533)	August 19, 1997	40
Shoppes of Silverlakes	Pembroke Pines	2,781	12,072	10,131	57	12,072	10,188	22,260	(230)	February 12, 2003	40
Tamarac Town Square	Tamarac	6,206	2,504	7,874	4	2,504	7,878	10,382	(172)	February 12, 2003	40
West Lakes Plaza	Miami	-	2,141	5,789	409	2,141	6,198	8,339	(1,180)	November 6, 1996	40
GEORGIA											
Atlanta											
BridgeMill	Canton	9,555	9,185	6,310	1	9,185	6,310	15,496	(39)	November 13, 2003	40
Butler Creek	Acworth	-	4,520	7,648	19	4,520	7,667	12,187	(152)	July 15, 2003	40
Chastain Square	Atlanta	3,918	10,053	6,573	41	10,053	6,614	16,667	(147)	February 12, 2003	40
Commerce Crossing	Commerce	-	2,013	1,301	-	2,013	1,300	3,314	(28)	February 12, 2003	40
Douglas Commons	Douglasville	5,102	3,506	7,797	76	3,506	7,873	11,379	(174)	February 12, 2003	40
Fairview Oaks	Ellenwood	4,829	3,526	6,187	-	3,526	6,187	9,713	(135)	February 12, 2003	40
Grassland Crossing	Alpharetta	5,985	4,227	7,885	23	4,227	7,908	12,135	(167)	February 12, 2003	40
Hamilton Ridge	Buford	-	6,530	7,167	-	6,530	7,167	13,697	(22)	December 18, 2003	40
Mableton Crossing	Mableton	4,157	2,789	6,945	2	2,789	6,947	9,736	(152)	February 12, 2003	40
Macland Pointe	Marietta	5,859	1,900	6,388	11	1,900	6,399	8,299	(142)	February 12, 2003	40
Market Place	Norcross	-	1,474	2,410	40	1,474	2,450	3,924	(98)	February 12, 2003	40
Paulding Commons	Dallas	6,651	3,848	11,985	47	3,848	12,033	15,880	(266)	February 12, 2003	40
Powers Ferry Plaza	Marietta	-	1,815	6,648	434	1,815	7,082	8,897	(188)	February 12, 2003	40
Presidential Markets	Snellville	27,420	20,608	29,931	-	20,608	29,932	50,539	(464)	February 12, 2003	40
Shops of Huntcrest	Lawrenceville	-	5,473	7,813	175	5,473	7,988	13,461	(189)	February 12, 2003	40
Wesley Chapel Crossing	Decatur	3,417	3,416	7,527	-	3,416	7,527	10,943	(165)	February 12, 2003	40
West Towne Square	Rome	-	1,792	1,853	24	1,792	1,877	3,669	(64)	February 12, 2003	40
Williamsburg @ Dunwoody	Dunwoody	-	4,600	3,615	16	4,600	3,630	8,231	(82)	February 12, 2003	40
Central Georgia											
Daniel Village	Augusta	4,282	3,439	8,352	48	3,439	8,401	11,839	(190)	February 12, 2003	40
Spalding Village	Griffin	10,537	4,706	1,700	24	4,706	1,724	6,430	(98)	February 12, 2003	40
Walton Plaza	Augusta	-	869	2,827	10	869	2,837	3,706	(64)	February 12, 2003	40
Watson Central	Warner Robins	-	4,555	1,664	-	4,555	1,664	6,219	(36)	February 12, 2003	40

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

Property	Location	ENCUM-BRANCES	INITIAL COST TO COMPANY: LAND	INITIAL COST TO COMPANY: BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	GROSS AMOUNTS AT WHICH Carried at Close of Period: Land	GROSS AMOUNTS AT WHICH Carried at Close of Period: Improvements	GROSS AMOUNTS AT WHICH Carried at Close of Period: Total	Accumulated Depreciation	Date Acquired	Depreciable Life
South Georgia											
Colony Square	Fitzgerald	-	1,000	1,085	18	1,000	1,103	2,103	(24)	February 12, 2003	40
McAlphin Square	Savannah	-	3,536	6,963	87	3,536	7,050	10,586	(165)	February 12, 2003	40
KENTUCKY											
Scottsville Square	Bowling Green	-	769	996	10	769	1,006	1,775	(23)	February 12, 2003	40
LOUISIANA											
Ambassador Row	Lafayette	-	3,880	10,570	36	3,880	10,607	14,486	(251)	February 12, 2003	40
Ambassador Row Courtyard	Lafayette	-	3,110	9,208	252	3,110	9,460	12,570	(220)	February 12, 2003	40
Bluebonnet Village	Baton Rouge	-	1,804	4,281	224	1,804	4,504	6,309	(96)	February 12, 2003	40
The Boulevard	Lafayette	-	1,360	1,675	-	1,360	1,674	3,035	(37)	February 12, 2003	40
Country Club Plaza	Slidell	-	1,294	2,060	63	1,294	2,123	3,417	(48)	February 12, 2003	40
The Crossing	Slidell	-	2,280	3,650	23	2,280	3,673	5,953	(81)	February 12, 2003	40
Elmwood Oaks	Harahan	7,500	2,606	10,079	18	2,606	10,098	12,703	(218)	February 12, 2003	40
Grand Marche	Lafayette	-	304	-	-	304	-	304	-	February 12, 2003	40
Millervillage	Baton Rouge	-	940	487	2	940	488	1,429	(11)	February 12, 2003	40
Pinhook Plaza	Lafayette	-	1,848	987	32	1,848	1,018	2,867	(59)	February 12, 2003	40
Plaza Acadienne	Eunice	-	2,108	168	27	2,108	194	2,303	(5)	February 12, 2003	40
Sherwood South	Baton Rouge	-	1,543	2,412	-	1,543	2,411	3,955	(53)	February 12, 2003	40
Siegen Village	Baton Rouge	4,328	3,492	3,794	803	3,492	4,597	8,089	(277)	February 12, 2003	40
Tarpon Heights	Galliano	-	1,132	33	-	1,132	33	1,165	(21)	February 12, 2003	40
Village at Northshore	Slidell	-	2,893	7,897	-	2,893	7,898	10,790	(172)	February 12, 2003	40
Wal-Mart Stores, Inc.	Mathews	-	2,688		-	2,688	-	2,688	-	February 12, 2003	40
MISSISSIPPI											
Shipyard Plaza	Pascagoula	-	1,337	1,653	-	1,337	1,653	2,990	(36)	February 12, 2003	40
NORTH CAROLINA											
Centre Pointe Plaza	Smithfield	-	3,273	1,633	6	3,273	1,639	4,912	(71)	February 12, 2003	40
Chestnut Square	Brevard	-	793	1,326	-	793	1,327	2,119	(29)	February 12, 2003	40
The Galleria	Wrightsville Beach	-	1,847	3,875	21	1,847	3,897	5,743	(92)	February 12, 2003	40
Parkwest Crossing	Durham	4,728	1,712	6,727	-	1,712	6,726	8,439	(147)	February 12, 2003	40
Plaza North	Hendersonville	-	945	1,887	3	945	1,890	2,835	(42)	February 12, 2003	40
Providence Square	Charlotte	-	1,719	2,575	8	1,719	2,583	4,302	(58)	February 12, 2003	40
Riverview Shopping Center	Durham	-	2,644	4,745	21	2,644	4,766	7,410	(107)	February 12, 2003	40
Salisbury Marketplace	Salisbury	-	1,652	6,395	6	1,652	6,401	8,053	(140)	February 12, 2003	40
Shelby Plaza	Shelby	-	2,061	338	-	2,061	339	2,399	(7)	February 12, 2003	40
Stanley Market Place	Stanley	-	808	669	-	808	669	1,477	(15)	February 12, 2003	40
4101 South I-85 Industrial	Charlotte	-	2,127	950	-	2,127	950	3,077	(22)	February 12, 2003	40
Thomasville Commons	Thomasville	-	2,975	4,567	10	2,975	4,577	7,552	(102)	February 12, 2003	40
Willowdale Shopping Center	Durham	-	2,416	6,499	33	2,416	6,531	8,948	(177)	February 12, 2003	40

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH Carried at Close of Period					
Property	Location	ENCUM-BRANCES	LAND	BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
SOUTH CAROLINA											
Belfair Towne Village	Bluffton	11,379	9,909	10,036	-	9,909	10,036	19,945	(31)	December 22, 2003	40
Woodruff	Greenville	3,096	2,689	5,448	-	2,689	5,448	8,137	(17)	December 23, 2003	40
Lancaster Plaza	Lancaster	-	317	153	-	317	153	470	(4)	February 12, 2003	40
Lancaster Shopping Center	Lancaster	-	280	127	1	280	128	408	(3)	February 12, 2003	40
North Village Center	Durham	1,463	1,207	3,235	1	1,207	3,235	4,443	(136)	February 12, 2003	40
Spring Valley	Columbia	-	1,508	5,050	-	1,508	5,050	6,558	(111)	February 12, 2003	40
TENNESSEE											
Smyrna Village	Smyrna	-	1,667	4,694	30	1,667	4,724	6,391	(106)	February 12, 2003	40
TEXAS											
Houston											
Barker Cypress	Houston	-	1,676	5,029	325	1,676	5,353	7,030	(335)	August 15, 2000	40
Beechcrest	Houston	-	1,408	4,291	21	1,408	4,312	5,720	(393)	August 15, 2000	37
Benchmark Crossing	Houston	3,313	1,459	4,377	14	1,473	4,377	5,850	(250)	September 21, 2001	40
Bissonnet	Houston	-	445	1,335	5	450	1,335	1,785	(76)	September 21, 2001	40
Colony Plaza	Sugarland	3,015	970	2,909	9	979	2,910	3,888	(166)	September 21, 2001	40
Copperfield	Houston	-	780	2,468	134	780	2,603	3,382	(344)	August 15, 2000	34
Forestwood	Houston	7,286	2,659	7,678	21	2,680	7,679	10,358	(200)	December 6, 2002	40
Grogan's Mill	The Woodlands	-	3,117	9,373	17	3,117	9,390	12,507	(843)	August 15, 2000	37
Hedwig	Houston	-	1,892	5,625	12	1,893	5,636	7,529	(322)	September 21, 2001	40
Highland Square	Sugarland	4,047	1,923	5,768	76	1,941	5,826	7,767	(341)	September 21, 2001	40
Market at First Colony	Sugarland	-	3,292	9,906	115	3,323	9,991	13,313	(606)	September 21, 2001	40
Mason Park	Katy	-	2,524	7,578	89	2,548	7,644	10,191	(448)	September 21, 2001	40
Mission Bend	Houston	-	2,514	7,854	216	2,514	8,070	10,584	(747)	August 15, 2000	37
Spring Shadows	Houston	-	1,206	3,617	4,418	2,533	6,708	9,241	(320)	August 15, 2000	40
Steeplechase	Jersey Village	-	2,666	8,021	111	2,666	8,132	10,798	(749)	August 15, 2000	37
Wal-Mart Stores, Inc.	Marble Falls	-	1,951		-	1,951	-	1,951	-	February 12, 2003	40
Dallas											
Green Oaks	Arlington	3,022	1,045	3,134	43	1,054	3,168	4,222	(189)	September 21, 2001	40
Melbourne Plaza	Hurst	1,747	932	2,796	31	941	2,818	3,759	(169)	September 21, 2001	40
Minyards	Garland	2,511	885	2,665	-	885	2,665	3,550	(232)	August 15, 2000	38
Parkwood	Plano	6,196	2,222	6,668	43	2,243	6,690	8,933	(389)	September 21, 2001	40
Plymouth Park East	Irving	601	472	472	943	472	1,416	1,887	(130)	August 15, 2000	36
Plymouth Park North	Irving	8,413	1,639	5,408	6,710	3,065	10,691	13,757	(843)	August 15, 2000	36
Plymouth Park South	Irving	601	528	1,585	21	528	1,606	2,134	(151)	August 15, 2000	36
Plymouth Park West	Irving	2,404	981	2,944	32	981	2,976	3,957	(279)	August 15, 2000	36
Richwood	Richardson	3,192	1,170	3,512	43	1,181	3,544	4,725	(209)	September 21, 2001	40
Rosemeade	Carrollton	3,179	1,175	3,525	32	1,197	3,535	4,732	(203)	September 21, 2001	40
Sterling Plaza	Irving	3,982	1,834	5,504	64	1,834	5,569	7,402	(506)	August 15, 2000	37
Townsend Square	Desoto	4,848	2,247	6,793	27	2,247	6,819	9,067	(611)	August 15, 2000	37
Village by the Park	Arlington	-	1,671	5,066	192	1,671	5,258	6,929	(496)	August 15, 2000	36

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH Carried at Close of Period					
Property	Location	ENCUM-BRANCES	LAND	BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
San Antonio											
Bandera Festival	San Antonio	-	2,629	3,111	1,003	2,778	3,965	6,743	(527)	September 21, 2001	40
Blanco Village	San Antonio	-	5,723	10,559	-	5,723	10,559	16,282	(438)	May 10, 2002	40
Wurzbach	San Antonio	-	389	1,226	-	389	1,226	1,615	(105)	August 15, 2000	40
VIRGINA											
Smyth Valley Crossing	Marion	-	2,537	3,890	2	2,537	3,892	6,429	(85)	February 12, 2003	40
Waterlick Plaza	Lynchburg	-	1,974	3,796	5	1,974	3,801	5,775	(102)	February 12, 2003	40
Corporate		-			2,272		2,272	2,272	(872)	various	
Total Income Producing Properties		459,103	528,373	989,145	77,056	539,511	1,055,065	1,594,576	(66,405)		
Land held for/under development											
ARIZONA							-	-			
Southwest Walgreens	Phoenix				31	-	31	31		September 21, 2001	
FLORIDA											
							-				
Central Florida							-				
Walden Woods	Plant City				3,339	-	3,339	3,339		January 1, 1999	
Eustis Square	Eustis				1,324	-	1,324	1,324		October 22, 1993	
Unigold	Winter Park				416	-	416	416		February 12, 2003	
							-				
Florida West Coast							-				
Bay Pointe Plaza	St. Petersburg				2	-	2	2		February 12, 2003	
Carrollwood	Tampa				1	-	1	1		February 12, 2003	
East Bay Plaza	Largo				433	-	433	433		July 27, 1993	
Gulf Gate Plaza	Naples				2,107	-	2,107	2,107		February 12, 2003	
Lake St. Charles Outparcel	Tampa		206			206	-	206		September 21, 2001	
Mariners Crossing	Spring Hill				20	-	20	20		September 12, 2000	
Regency Crossing	Port Richey				1	-	1	1		February 12, 2003	
Venice Plaza	Venice				1,071	-	1,071	1,071		February 12, 2003	
							-				
Florida Treasure Coast							-				
Cashmere Corners	Port St. Lucie			386	74	-	460	460		August 15, 2000	
Cashmere Dev 2	Port St. Lucie			790	352	-	1,142	1,142		August 15, 2000	
Salerno Village	Stuart			807	4,370	-	5,177	5,177		May 6, 2002	

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH Carried at Close of Period					
Property	Location	ENCUM-BRANCES	LAND	BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
							-				
South Florida / Atlantic Coast							-				
Coral Way /Drug Store	Miami			988	3,626	-	4,614	4,614		July 23, 1999	
Crossroads Square	Ft. Lauderdale				7,717	-	7,717	7,717		September 21, 2001	
Homestead	Homestead			1,811	380	-	2,191	2,191		April 10, 1992	
Lantana Village	Lantana				180	-	180	180		January 6, 1998	
Miramar	Miramar				13	-	13	13		February 12, 2003	
Oakbrook	Palm Beach Gardens			200	5,584	-	5,784	5,784		August 15, 2000	
Plaza Alegre	Miami				454	-	454	454		February 26, 2002	
Prosperity Centre	Palm Beach Gardens				85	-	85	85		August 15, 2000	
Shops at Skylake	North Miami Beach			3,179	5,228	-	8,407	8,407		August 19, 1997	
							-	0			
GEORGIA											
Atlanta							-	0			
Market Place	Norcross				1,888	-	1,888	1,888		February 12, 2003	
Paulding Commons	Dallas				1	-	1	1		February 12, 2003	
VW Mall	McDonough				1,787	-	1,787	1,787		February 12, 2003	
Central Georgia											
Spalding Village	Griffin				2,786	-	2,786	2,786		February 12, 2003	
							-				
LOUISIANA							-				
Ambassador Row	Lafayette					-	-				
Ambassador Row Courtyard	Lafayette				58	-	58	58		February 12, 2003	
Bluebonnet Village	Baton Rouge				9	-	9	9		February 12, 2003	
The Crossing	Slidell				18	-	18	18		February 12, 2003	
Siegen Village	Baton Rouge				6,062	-	6,062	6,062		February 12, 2003	
Tarpon Heights	Galliano				887	-	887	887		February 12, 2003	
							-				
NORTH CAROLINA							-				
Centre Pointe Plaza	Smithfield				1,593	-	1,593	1,593		February 12, 2003	
							-				
SOUTH CAROLINA							-				
Belfair Towne Village	Bluffton		1,301			1,301	-	1,301		December 22, 2003	
TEXAS											
Houston											
Bissonnet	Houston		103		3	103	3	106		September 21, 2001	
Copperfield	Houston			3,135	602	-	3,737	3,737		August 15, 2000	
Texas CP Land, LP	Sugarland		206		20	215	11	226		September 21, 2001	

SCHEDULE III

Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2003

(in thousands)

			INITIAL COST TO COMPANY			GROSS AMOUNTS AT WHICH Carried at Close of Period					
Property	Location	ENCUM-BRANCES	LAND	BUILDING & IMPROVEMENTS	Capitalized Subsequent to Acquisition or Improvement	Land	Improvements	Total	Accumulated Depreciation	Date Acquired	Depreciable Life
Dallas											
Plymouth Park North	Irving				349	-	349	349		August 15, 2000	
Village by the Park	Arlngton				8	-	8	8		August 15, 2000	
							-	0			
San Antonio							-	0			
Bandera Festival	San Antonio				5,070	-	5,070	5,070		September 21, 2001	
Blanco Village	San Antonio			2,614	91	-	2,705	2,705		May 10, 2002	
VIRGINA											
Waterlick Plaza	Lynchburg				912	-	912	912		February 12, 2003	
Corporate					8	-	8	8			
Total Land held for/under development			1,816	13,910	58,961	1,825	72,862	74,687			
Property Held for Sale											
Miramar	Miramar		1,218		-	1,218	-	1,218	-	February 12, 2003	
Forrest Gallery	Tullahoma		4,289	4,425	76	4,289	4,501	8,790	(101)	February 12, 2003	40
Southwest Walgreens	Phoenix		1,177	3,531	28	1,188	3,548	4,736	(203)	September 21, 2001	40
Total Property Held for Sale			6,684	7,956	103	6,695	8,048	14,743	(303)		
Grand Total		$459,103	$536,873	$1,011,011	$136,120	$548,030	$1,135,976	$1,684,006	($66,708)		

Directors


Chaim Katzman [1]
Chairman and Chief Executive Officer, Equity One, Inc.


Doron Valero [1]
President and Chief Operating Officer, Equity One, Inc.


Noam Ben-Ozer [2]
Chairman and Founder, i-phrase Technologies, Inc.


Robert L. Cooney [2][3][4][5]
Former Managing Director, Credit Suisse First Boston; Partner, Cooney, Schroeder & Company, Inc.


Patrick L. Flinn [2][4]
Private Investor


Nathan Hetz
Chief Executive Officer, Alony Hetz Properties & Investments, Ltd.


Dr. Peter Linneman [1][3][4]
Albert Sussman Professor of Real Estate, Finance and Public Policy, The Wharton School, University of Pennsylvania


Dr. Shaiy Pilpel [2][3][4]
President, Patten Model, Ltd.


Dori Segal
President, Gazit-Globe (1982), Ltd.; President and Chief Executive Officer, First Capital Realty, Inc.

(1) Executive Committee (2) Audit Committee (3) Compensation Committee (4) Nominating & Corporate Governance Committee (5) Lead Director

Officers


Chaim Katzman
Chairman and Chief Executive Officer


Doron Valero
President and Chief Operating Officer


Howard M. Sipzner
Executive Vice President and Chief Financial Officer


Arthur L. Gallagher
General Counsel and Secretary


Alan Merkur
Vice President and Director of Acquisitions


Barbara Miller
Vice President and Head of Property Management, Florida


David W. Briggs
Vice President, Treasurer and Chief Accounting Officer

Investor Information

Current and prospective Equity One investors can receive a copy of the Company's proxy statement, earnings announcements and quarterly and annual reports by contacting:

Shareholder Relations
Equity One, Inc.
1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Tel. 305-947-1664
Fax 305-947-1734
Web site Address: www.equityone.net
Email: info@equityone.net


EQY
LISTED
NYSE

Stock Listing

The high and low closing prices and dividend distributions for the common stock of Equity One, Inc. for the periods indicated in the table below were:

2003 Quarter Ended	High Price	Low Price	Dividend Distribution
March 31	$15.3000	$12.9200	$0.27
June 30	17.2600	15.3200	0.27
September 30	17.8200	16.4300	0.28
December 31	17.5000	16.4000	0.28

Annual Meeting of Shareholders

The annual meeting of shareholders will be held on Friday, May 21, 2004 at 10:00 A.M. (EDT) at the Sheraton Bal Harbour, located at 9701 Collins Avenue, Bal Harbour, Florida.

Transfer Agent & Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Tel. 718-921-8200
Fax 718-236-2640
E-mail: info@amstock.com

Legal Counsel

Greenberg Traurig, P.A.
Miami, Florida

Independent Auditors

Deloitte & Touche, LLP
Miami, Florida

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This Annual Report contains forward-looking statements regarding Company and property performance. Future results could vary materially from actual results depending on various factors, including risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the Company operates. The Company assumes no obligation to update this information. For more details, please refer to the Company's SEC filings, including the most recent report on Form 10-K and quarterly reports on Form 10-Q.

Annual Report design by Mokrynski Creative Group
info@wmokrynski.com


EQUITY
ONE℠

1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Tel. 305-947-1664
Fax 305-947-1734

www.equityone.net